                                               RULE NO. 424(b)(5)
                                               REGISTRATION NOS. 333-50413
                                                                 333-50413-01
                                                                 333-50413-02
                                                                 333-50413-03
                                                                 333-50413-04
                                                                 333-50413-05
                                                                 333-50413-06
                                                                 333-50413-07
                                                                 333-50413-08
                                                                 333-50413-09
                                                                 333-50413-10

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JUNE 25, 1998)
                                 $1,000,000,000

                                  LOGO FEDERAL
                                  MOGUL

                   $250,000,000 7 1/2% NOTES DUE JULY 1, 2004
                   $400,000,000 7 3/4% NOTES DUE JULY 1, 2006
                   $350,000,000 7 7/8% NOTES DUE JULY 1, 2010

  The 7 1/2% Notes due July 1, 2004 (the "7 1/2% Notes"), the 7 3/4% Notes due July 1, 2006 (the "7 3/4% Notes") and the 7 7/8% Notes due July 1, 2010 (the "7 7/8% Notes" and, together with the 7 1/2% Notes and the 7 3/4% Notes, the "Notes") are being offered (the "Offering") by Federal-Mogul Corporation ("Federal-Mogul" or the "Company"). Interest on the Notes is payable semiannually in arrears on July 1 and January 1 of each year, commencing January 1, 1999.

  The Notes will be redeemable at the option of the Company, in whole at any time or in part from time to time, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes of such series to be redeemed or (ii) the sum of the present values of the Remaining Scheduled Payments (as hereinafter defined) discounted at the Treasury Rate (as hereinafter defined) plus 50 basis points, plus, in the case of each of clause (i) and (ii), accrued interest to the date of redemption. See "Description of Notes--Optional Redemption." The Notes will also be redeemable in whole, but not in part, at the principal amount thereof, together with accrued interest to the date fixed for redemption, at any time if certain events occur involving United States withholding taxes. See "Description of Notes--Tax Redemption." The Notes will not be subject to any sinking fund.
                                                   (Continued on following page)
  SEE "RISK FACTORS" BEGINNING ON PAGE S-12 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE NOTES OFFERED
HEREBY.

                              ------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
    SECURITIES AND EXCHANGE  COMMISSION OR ANY  STATE SECURITIES COMMISSION
     PASSED  UPON THE ACCURACY OR  ADEQUACY OF THIS PROSPECTUS  SUPPLEMENT
       OR THE PROSPECTUS TO WHICH  IT RELATES. ANY REPRESENTATION TO THE
        CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------

                                              PRICE TO   UNDERWRITING  PROCEEDS TO
                                             PUBLIC(1)   DISCOUNT(2)  THE COMPANY(3)
------------------------------------------------------------------------------------
Per 7 1/2% Note............................   99.799%       1.375%       98.424%
------------------------------------------------------------------------------------
Total...................................... $249,497,500  $3,437,500   $246,060,000
------------------------------------------------------------------------------------
Per 7 3/4% Note............................   99.964%       1.625%       98.339%
------------------------------------------------------------------------------------
Total...................................... $399,856,000  $6,500,000   $393,356,000
------------------------------------------------------------------------------------
Per 7 7/8% Note............................   99.754%       1.750%       98.004%
------------------------------------------------------------------------------------
Total...................................... $349,139,000  $6,125,000   $343,014,000

--------------------------------------------------------------------------------
(1) Plus accrued interest, if any, from June 30, 1998.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
(3) Before deducting estimated expenses of $1,050,000 payable by the Company.

                              ------------------

  The Notes are offered by the Underwriters (as hereinafter defined) subject to prior sale when, as and if issued by the Company and accepted by the Underwriters and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject any orders in whole or in part. It is expected that delivery of the Notes will be made in book entry form to or through the facilities of the Depository Trust Company, New York, New York (the "Depositary"), Cedel Bank, societe anonyme ("Cedel") and Euroclear System ("Euroclear"), on or about June 30, 1998 against payment therefor in immediately available funds.
                              ------------------

                              Joint Lead Managers
CHASE SECURITIES INC.                                 BEAR, STEARNS & CO. INC.
                                Co-Lead Managers
CREDIT SUISSE FIRST BOSTON
                              MERRILL LYNCH & CO.
                                                      MORGAN STANLEY DEAN WITTER
                                  Co-Managers

BNY CAPITAL MARKETS, INC.    BANCAMERICA ROBERTSON STEPHENS

                                           CREDIT LYONNAIS SECURITIES (USA) INC.
FIRST CHICAGO CAPITAL MARKETS, INC.

                        FIRST UNION CAPITAL MARKETS      SCOTIA CAPITAL MARKETS

            The date of this Prospectus Supplement is June 25, 1998.

(Continued from previous page)

Each series of the Notes will be represented by one or more Global Notes (as hereinafter defined) registered in the name of a nominee of the Depositary. Beneficial interests in the Global Notes will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants, including the U.S. Depositaries for Cedel and Euroclear. Except as described herein, Notes in definitive form will not be issued. The Notes will trade in the Depositary's Same-Day Funds Settlement System until maturity, and secondary market trading activity for the Notes will, therefore, settle in immediately available funds. All payments of principal and interest will be made by Federal-Mogul in immediately available funds. See "Description of Notes--Book-Entry, Delivery and Form" and "--Global Clearance and Settlement Procedures."

Application has been made to the Luxembourg Stock Exchange (the "Exchange") for permission to deal in, and for listing of, the Notes on such Exchange.

                               ----------------

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICES OF THE NOTES INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS AND SYNDICATE SHORT COVERING TRANSACTIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the consolidated Financial Statements (as hereinafter defined) appearing elsewhere in this Prospectus Supplement and the accompanying Prospectus or incorporated herein or therein by reference. See "Presentation of Financial Information." Prospective investors should carefully consider the matters discussed under the caption "Risk Factors."

                           FEDERAL-MOGUL CORPORATION

  Federal-Mogul is a leading global manufacturer and distributor of a broad range of vehicular components for automobiles and light trucks, heavy duty trucks, farm and construction vehicles and industrial products. Such components include powertrain systems components (primarily bearings, rings and pistons), sealing systems components (dynamic seals and gaskets) and general products (primarily camshafts, friction products, sintered products and systems protection products). Federal-Mogul markets its products to many of the world's major original equipment ("OE") manufacturers. Federal-Mogul also manufactures and supplies its products and related parts to the aftermarket relating to each of these categories of equipment. Among Federal-Mogul's largest customers are Caterpillar, Chrysler, Cummins, Ford, General Motors, Mercedes-Benz, NAPA, Peugeot and Volkswagen/Audi (in alphabetical order).

  Founded in 1899, Federal-Mogul traditionally focused on the manufacture and distribution of engine bearings and sealing systems. From 1990 through 1996, Federal-Mogul pursued a strategy of opening retail auto stores in various domestic and international locations. These geographically-dispersed stores proved burdensome to manage and resulted in substantial operating losses. In the fourth quarter of 1996, Federal-Mogul initiated a change of management, following which the Company initiated a significant restructuring program designed to refocus the Company on its core competency of manufacturing. As part of its restructuring, Federal-Mogul closed or sold substantially all of its retail operations. Federal-Mogul also began to pursue a growth strategy of acquiring complementary manufacturing companies that enhance the Company's product base, expand its global manufacturing operations and provide opportunities to capitalize on the Company's aftermarket distribution network and technological resources.

  In connection with its growth strategy, on March 6, 1998 Federal-Mogul acquired T&N plc ("T&N"), a U.K. based supplier of engine and transmission products, for total consideration of approximately (Pounds)1.46 billion ($2.42 billion, converted at a blended exchange rate of 1 pound sterling to 1.6510 U.S. dollars). T&N manufactures and supplies high technology engineered automotive components and industrial materials including pistons, friction products, bearings, systems protection, camshafts and sealing products. On February 24, 1998, Federal-Mogul acquired Fel-Pro Incorporated and certain affiliated entities, which constitute the operating businesses of the Fel-Pro group of companies ("Fel-Pro"), a privately-owned automotive parts manufacturer, for total consideration of approximately $717 million. Fel-Pro is a premier gasket manufacturer for the North American aftermarket and OE heavy duty market. See "T&N and Fel-Pro Acquisitions."

  Federal-Mogul currently operates facilities at over 240 locations in 24 countries. On a pro forma basis adjusted for the acquisitions of T&N and Fel-Pro, Federal-Mogul's total sales for 1997 were $4.8 billion. See "Unaudited Pro Forma Financial Data."

  The following charts set forth Federal-Mogul's net sales by customer group, geographic region and manufacturing division as a percentage of total net sales for the year ended December 31, 1997, on a pro forma basis.

  [Charts setting forth net sales by customer group, geographic region and manufacturing division for the year ended December 31, 1997]


                               BUSINESS STRATEGY

  The Company believes its recent restructuring program, which refocused the Company on its core competency of manufacturing, and the acquisitions of T&N and Fel-Pro, which expanded the Company's product base and geographic reach, significantly enhanced its position within the automobile, truck and other vehicular components markets. The Company believes that opportunities exist to continue its growth and further enhance its market presence through the following initiatives:

  . Systems Approach. The breadth of the Company's manufacturing capabilities and product offerings enable it to be one of a small number of manufacturers with the ability to seal entire engine, transmission and axle systems and to be a single source supplier of engine and sealing components. In addition, Federal-Mogul is committed to becoming a provider of complete engine and transmission modules for its OE customers. The Company believes that OE manufacturers of automobiles, trucks and other vehicles are increasingly seeking to reduce the number of suppliers from which they source parts and to develop relationships with suppliers that can offer integrated systems and modules in order to lower production costs, increase quality, provide better technology and shorten product development cycles. The T&N and Fel-Pro acquisitions, which expanded the Company's gasket, cast aluminum piston, large bearing and sealing product lines and added product lines for articulated pistons, cylinder liners and piston rings, are major steps toward Federal-Mogul's strategic goal of developing global engine and sealing systems for its OE customers.

  . Continue Focus on New Product Innovation. The Company's expertise in engineering and research and development has made Federal-Mogul a leader in virtually all of the product segments in which it competes. The Company utilizes the latest technologies, processes and materials to solve problems for customers and to bring new, innovative products to market. The Company has special competencies in alloy development, customized materials formulations, surface technology, advanced modeling and testing and systems engineering. These capabilities allow the Company to reduce production costs and to develop products that are more durable and exhibit better interaction with surrounding components. These innovative products better serve OE customers and aid brand development, resulting in a higher margin product mix.

  . Extend Global Manufacturing Reach. The Company is committed to extending its manufacturing capabilities worldwide in response to the global expansion of its OE manufacturing customers. The acquisitions of T&N and Fel-Pro have substantially increased the Company's manufacturing presence, particularly in North America and Europe. Management believes expansion of manufacturing operations to follow the expansion of OE manufacturers into Latin America, Eastern Europe and Asia provides significant growth opportunities for the Company in the future.

  . Pursue Strategic Acquisitions. The vehicular engine and sealing component industry is large and highly fragmented. The Company believes that as OE manufacturers continue to outsource and reduce the number of suppliers, opportunities will exist for further consolidation within this industry. The Company believes that, through its established presence in these markets and its strong relationships with OE manufacturers worldwide, the Company is in a favorable position to capitalize on future industry consolidation. The Company's management has substantial experience in completing and integrating acquisitions within the automobile parts industry and believes that this experience will help it select and pursue acquisition opportunities that can enhance the Company's product base, expand its global manufacturing operations and further capitalize on the Company's aftermarket distribution network and technological resources.

  . Expand Aftermarket Presence. Approximately 48% of the Company's 1997 sales, on a pro forma basis, were generated from the aftermarket. The Company believes that opportunities exist to further leverage its broad product offerings, reputation for new product innovation and presence within the OE market to increase its penetration of the worldwide aftermarket. In addition, the Company believes that its ability to sell products developed for the OE market to aftermarket customers reduces the impact of adverse changes in demand for new vehicles.

  . EVA Focus. In 1997, the Company adopted Economic Value Added (EVA(R)) as its primary financial measurement and incentive compensation metric. EVA is equal to net operating profits after economic taxes and a charge for capital invested in the Company, which is equal to the product of the total capital invested in the Company and the weighted average cost of capital for the Company's target blend of debt and equity. The Company's management has placed significant emphasis on improving the Company's financial performance and achieving various operating efficiencies through technical development, manufacturing, marketing and administrative rationalization in connection with this effort. The Company's EVA improved significantly in 1997 due primarily to improved operating margins (4.9% in 1996 and 7.7% in 1997) combined with $166 million of cash flow from continuing operations (net of expenditures for property, plant and equipment) in 1997. EVA is also being applied to the integration of T&N and Fel-Pro to optimize synergies and cost savings. As the Company continues to expand both its product base and its geographic scope, management will evaluate investments and acquisitions based on both EVA and strategic importance. In addition, the Company currently determines compensation for certain top managers using an EVA based system and expects to increase the number of managers participating in its EVA based compensation system to over 200 in 1999.

                                    *  *  *

  Federal-Mogul is a Michigan corporation with its principal executive offices located at 26555 Northwestern Highway, Southfield, Michigan 48034. The telephone number of those offices is (248) 354-7700.

                                  THE OFFERING


Issuer................................ Federal-Mogul Corporation

Securities Offered.................... $250,000,000 of 7 1/2% Notes due July
                                       1, 2004 (the "7 1/2% Notes")

                                       $400,000,000 of 7 3/4% Notes due July
                                       1, 2006 (the "7 3/4% Notes")

                                       $350,000,000 of 7 7/8% Notes due July
                                       1, 2010 (the "7 7/8% Notes")

Maturity.............................. The 7 1/2% Notes will mature on July 1,
                                       2004, the 7 3/4% Notes will mature on
                                       July 1, 2006, and the 7 7/8% Notes will
                                       mature on July 1, 2010.

Interest Payment Dates................ Interest on the Notes is payable semiannually on each July 1 and January
                                       1 of each year commencing January 1,
                                       1999.

Optional Redemption................... The Notes will be redeemable, at the option of the Company, in whole at any
                                       time or in part from time to time, at a
                                       redemption price equal to the greater
                                       of (i) 100% of the principal amount of
                                       the Notes to be redeemed or (ii) the
                                       sum of the present values of the
                                       Remaining Scheduled Payments discounted
                                       at the Treasury Rate plus 50 basis
                                       points, plus, in the case of each of
                                       clause (i) and (ii), accrued interest
                                       to the date of redemption. See
                                       "Description of Notes--Optional
                                       Redemption."

Sinking Fund.......................... None.

Ranking............................... The Notes are unsecured obligations of the Company, ranking pari passu with
                                       other unsubordinated, unsecured
                                       indebtedness of the Company, and
                                       ranking senior in right of payment to
                                       any future subordinated indebtedness of
                                       the Company. Indebtedness incurred
                                       under the Senior Credit Agreement (as
                                       hereinafter defined) and certain other
                                       indebtedness of the Company are secured
                                       by pledges of all or a portion of the
                                       stock of certain of the Company's
                                       subsidiaries and certain intercompany
                                       indebtedness. The Notes will not have
                                       the benefit of such pledges and the
                                       Indenture (as hereinafter defined) does
                                       not contain any restriction upon
                                       indebtedness, whether secured or
                                       unsecured, that the Company and its
                                       subsidiaries may incur in the future.
                                       Secured creditors of the Company will
                                       have a claim on the assets which secure
                                       the obligation of the Company prior to
                                       any claims of holders of the Notes
                                       against such assets.

Certain Covenants..................... The Indenture governing the Notes will contain covenants which impose, among
                                       other things, limitations on the
                                       creation of liens and limitations on
                                       sale and lease-back transactions. See
                                       "Description of Notes--Certain
                                       Covenants."

Use of Proceeds.......................
                                       The Company will use the net proceeds
                                       of the Offering to prepay certain
                                       indebtedness of Federal-Mogul, which
                                       was incurred to finance the
                                       acquisitions of T&N and Fel-Pro. See
                                       "Use of Proceeds."

Additional Amounts; Tax Redemption.... The Company will pay as additional interest to a holder of a Note that is
                                       a Non-U.S. Holder (as hereinafter
                                       defined) such amounts as may be
                                       necessary so that every net payment on
                                       such Note, after deduction or
                                       withholding for certain United States
                                       taxes, will not be less than the amount
                                       provided in such Note to be then due
                                       and payable, subject to customary
                                       exceptions. If the Company is required
                                       to pay any such additional interest,
                                       the Notes may be redeemed in whole, but
                                       not in part, at any time upon prior
                                       notice at the principal amount thereof,
                                       together with accrued interest to the
                                       date fixed for redemption.

Listing............................... Application has been made to list the
                                       Notes on the Luxembourg Stock Exchange.

Risk Factors.......................... For a discussion of certain risks that should be considered by prospective
                                       investors before investing in the Notes
                                       offered hereby, see "Risk Factors."

                             SUMMARY FINANCIAL DATA

  The following summary historical financial information is derived from, and should be read in conjunction with, the Federal-Mogul Financial Statements (as hereinafter defined), T&N Financial Statements (as hereinafter defined) and Fel-Pro Financial Statements (as hereinafter defined), which are incorporated by reference herein and the summary unaudited pro forma financial information is derived from, and should be read in conjunction with, the "Unaudited Pro Forma Financial Data," which is included elsewhere in this Prospectus Supplement. See "Presentation of Financial Information." The Federal-Mogul Audited Financial Statements (as hereinafter defined) were audited by Ernst & Young LLP. The T&N Financial Statements were audited by KPMG Audit Plc. The Fel-Pro Financial Statements were audited by Ernst & Young LLP. The Federal-Mogul Unaudited Interim Financial Statements (as hereinafter defined) are unaudited but, in the opinion of management, reflect all adjustments necessary for a fair presentation of such information. Subsequent to the dates in respect of which the data below are given, on June 10, 1998, Federal-Mogul completed the sale of 10,537,093 shares of its Common Stock in an underwritten public offering. Net proceeds to Federal-Mogul from that offering, after deducting estimated underwriting discounts and offering expenses, were approximately $592.3 million. See "June 1998 Common Stock Offering."

FEDERAL-MOGUL

                                                                       THREE MONTHS
                                                                     ENDED MARCH 31,
                             YEAR ENDED DECEMBER 31,                   (UNAUDITED)
                          -------------------------------------     ----------------------
                            1997          1996          1995         1998(1)        1997
                          ---------     ---------     ---------     ---------     --------
                          (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS
 DATA:
Net sales...............  $ 1,806.6     $2 ,032.7     $ 1,999.8     $   658.0     $  485.6
Costs and expenses......   (1,703.7)(2)  (2,258.0)(3)  (2,000.7)(4)    (650.6)(5)   (461.1)
Other expense...........       (3.4)         (3.4)         (2.4)         (5.8)        (2.0)
Income tax (expense)
 benefit................      (27.5)         22.4          (2.5)         (8.8)        (8.6)
                          ---------     ---------     ---------     ---------     --------
Net earnings (loss)
 before extraordinary
 item...................       72.0        (206.3)         (5.8)         (7.2)        13.9
Extraordinary item --
  loss on early
 retirement of debt, net
 of applicable income
 tax benefit............       (2.6)          --            --            --           --
                          ---------     ---------     ---------     ---------     --------
Net earnings (loss).....  $    69.4     $  (206.3)    $    (5.8)    $    (7.2)    $   13.9
                          =========     =========     =========     =========     ========
COMMON SHARE SUMMARY
 (DILUTED):
Average shares and
 equivalents outstanding
 (in thousands).........     41,854        34,659        34,642        40,114       37,159
Earnings (loss) per
 share:
  Before extraordinary
   item.................  $    1.67     $   (6.20)    $   (0.42)    $   (0.20)    $   0.32
  Extraordinary item --
    loss on early
   retirement of debt,
   net of applicable
   income tax benefit...      (0.06)          --            --            --           --
                          ---------     ---------     ---------     ---------     --------
Net earnings (loss) per
 share..................  $    1.61     $   (6.20)    $   (0.42)    $   (0.20)    $   0.32
                          =========     =========     =========     =========     ========
Dividends declared per
 share..................  $    0.48     $    0.48     $    0.48     $    0.12     $   0.12
                          =========     =========     =========     =========     ========
CONSOLIDATED BALANCE
 SHEET DATA:
Total assets............  $ 1,802.1     $ 1,455.2     $ 1,701.1     $ 7,398.7     $1,419.7
Short-term debt(6)......       28.6         280.1         111.9         837.8        258.7
Long-term debt..........      273.1         209.6         481.5       2,273.7        206.9
Shareholder's equity....      369.3         318.5         550.3         586.0        310.2
OTHER FINANCIAL
 INFORMATION:
Cash provided from (used
 by) operating
 activities.............  $   215.7     $   149.0     $   (34.7)    $    82.7     $   28.1
Cash provided from (used
 by) investing
 activities.............       (5.5)        (12.5)       (109.4)     (2,586.5)         2.0
Cash provided from (used
 by) financing
 activities.............      298.1        (122.8)        138.5       2,063.9        (30.2)
EBITDA(7)...............      194.5          97.9         163.6          82.7         46.3
Expenditures for
 property, plant,
 equipment and other
 long term assets.......       49.7          54.2          78.5          19.5          8.4
Depreciation and
 amortization expense...       52.8          63.7          61.0          29.8         14.0

--------
(1) Reflects first time consolidation of T&N and Fel-Pro as of March 6, 1998 and February 24, 1998, respectively.
(2) Includes $1.1 million for a net restructuring credit, a $2.4 million charge for an adjustment of assets held for sale to fair value and other long lived assets, a $1.6 million credit for reengineering and other related charges, and a $10.5 million net charge related to the British pound currency option.
(3) Includes $57.6 million for a restructuring charge, $151.3 million for adjustment of assets held for sale to fair value and other long lived assets and $11.4 million relating to reengineering and other related charges.
(4) Includes $26.9 million for restructuring charges, $51.8 million for adjustment of assets held for sale to fair value and other long lived assets and $13.9 million relating to reengineering and other related charges.
(5) Includes $18.6 million for a purchased in-process research and development charge, $10.5 million for restructuring charges, $20.0 million for adjustment of assets held for sale to fair value and other long-lived assets, and a $13.3 million net gain on British pound currency option and forward contract.
(6) Includes current maturities of long-term debt.
(7) "EBITDA" represents the sum of income before interest expense and income taxes, plus depreciation and amortization as well as nonrecurring charges including gains on the sale of businesses, restructuring and reengineering charges, adjustments of assets held for sale to fair value and other long lived assets, the net effect of British pound currency options and forward contracts, and purchased in-process research and development charge. EBITDA should not be construed as a substitute for income from operations, net income or cash flow from operating activities, for the purpose of analyzing Federal-Mogul's operating performance, financial position and cash flows. EBITDA measures are calculated differently by other companies. As such, the EBITDA measures presented may not be comparable to other similarly titled measures of other companies. The Company has presented EBITDA because it is commonly used by investors to analyze and compare companies on the basis of operating performance and to determine a company's ability to service debt.

T&N

                                                      YEAR ENDED
                                                     DECEMBER 31,
                                            --------------------------------
                                                 1997             1996
T&N HISTORICAL IN U.K. GAAP                 ---------------  ---------------
                                             (POUNDS STERLING IN MILLIONS)
CONSOLIDATED PROFIT AND LOSS ACCOUNTS
 DATA:
Total turnover excluding associated
 undertakings.............................  (Pounds)1,799.1  (Pounds)1,956.0
Cost of sales.............................         (1,293.5)        (1,418.3)
Other operating expenses..................           (331.6)          (370.3)
Other, net................................             11.2           (560.2)(1)
Tax on profit (loss) on ordinary
 activities...............................            (62.8)            (8.0)
                                            ---------------  ---------------
Profit/(loss) attributable to
 shareholders.............................  (Pounds)  122.4  (Pounds) (400.8)
                                            ===============  ===============
CONSOLIDATED BALANCE SHEET DATA:
Total assets..............................  (Pounds)1,576.2  (Pounds)1,558.3
Borrowings due within one year............            103.7             77.2
Borrowings due after more than one year...            285.4            260.2
Equity shareholders' funds at end of year.            191.4            118.3
                                                      YEAR ENDED
                                                     DECEMBER 31,
                                            --------------------------------
                                                 1997             1996
T&N UNAUDITED PRO FORMA IN U.S. GAAP(1)(2)  ---------------  ---------------
                                                 (DOLLARS IN MILLIONS)
STATEMENT OF OPERATIONS DATA:
Net sales.................................  $       2,948.4  $       3,055.4
Costs and expenses........................         (2,698.7)        (4,058.6)(3)
Income tax (expense) benefit..............           (159.3)           278.5
                                            ---------------  ---------------
Net earnings (loss).......................  $          90.4  $        (724.7)
                                            ===============  ===============
CONSOLIDATED BALANCE SHEET DATA:
Total assets..............................  $       3,120.1  $       3,299.5
Short-term debt...........................            125.4             68.1
Long-term debt............................            469.5            445.2
Shareholders' equity......................            466.5            456.1
OTHER FINANCIAL INFORMATION:
Cash flow provided from (used by)
 operating activities.....................  $         268.8  $         115.6
Cash flow provided from (used by)
 investing activities.....................           (116.7)          (211.8)
Cash flow provided from (used by)
 financing activities.....................           (125.0)            80.1
EBITDA(4).................................            439.2            399.1
Expenditures for property, plant,
 equipment and other long term assets.....            170.9            179.2
Depreciation and amortization expense.....            167.6            161.9

                                           (see footnotes on the following page)

--------
(1) The T&N historical financial statements were prepared in accordance with U.K. GAAP, which differs in certain significant respects from U.S. GAAP (see Note 29 to the T&N Financial Statements). The following table reconciles the T&N profit/(loss) attributable to shareholders as reported under U.K. GAAP to net earnings/(loss) as stated under U.S. GAAP:

                                                      1997            1996
                                                  -------------  --------------
                                                         (IN MILLIONS)
   Profit/(loss) attributable to shareholders as
    reported under U.K. GAAP--stated in pound
    sterling....................................  (Pounds)122.4  (Pounds)(400.8)
   Converted to U.S. dollars....................  $       201.4  $       (628.4)
   U.S. GAAP adjustments (in U.S. dollars):
     Amortization of goodwill...................          (11.2)           (5.3)
     Amortization of patents....................           (2.6)           (2.5)
     Deferred taxation--full provision..........          (67.1)          158.7
     Tax effect of other U.S. GAAP reconciling
      items.....................................            3.0           121.8
     Pension costs..............................          (11.5)          (23.7)
     Asbestos provision discount................           (0.8)         (355.9)
     Depreciation on fixed asset revaluations...            9.5             9.7
     Carrying value of investments..............          (31.6)            --
     Other......................................            2.1             2.0
     Minority interests.........................           (0.8)           (1.1)
                                                  -------------  --------------
   Net earnings (loss) under U.S. GAAP..........  $        90.4  $       (724.7)
                                                  =============  ==============

(2) Operating results and balance sheet data for 1997 have been translated at a rate of 1.6453 U.S. dollars to 1 pound sterling and 1.6451 U.S. dollars to 1 pound sterling, respectively. Operating results and balance sheet data for 1996 have been translated at a rate of 1.5680 U.S. dollars to 1 pound sterling and 1.7110 U.S. dollars to 1 pound sterling, respectively.
(3) Includes charge for asbestos-related costs of (Pounds)515 million under U.K. GAAP and $1.164 billion under U.S. GAAP.
(4) "EBITDA" represents the sum of income before interest expense and income taxes, plus depreciation and amortization as well as nonrecurring charges including gains on the sale of businesses, the cost and gains associated with options over shares of Kolbenschmidt AG, asbestos related costs and bid costs. EBITDA should not be construed as a substitute for income from operations, net income or cash flow from operating activities, for the purpose of analyzing T&N's operating performance, financial position and cash flows. EBITDA measures are calculated differently by other companies. As such, the EBITDA measures presented may not be comparable to other similarly titled measures of other companies. The Company has presented EBITDA because it is commonly used by investors to analyze and compare companies on the basis of operating performance and to determine a company's ability to service debt.

FEL-PRO

                                                        YEAR ENDED   YEAR ENDED
                                                       DECEMBER 28, DECEMBER 29,
                                                           1997         1996
                                                       ------------ ------------
                                                         (DOLLARS IN MILLIONS)
STATEMENT OF OPERATIONS DATA:
Net sales............................................    $ 489.3      $ 448.0
Costs and expenses...................................     (442.3)      (408.7)
Income tax expense...................................      (25.5)        (6.9)
                                                         -------      -------
Net earnings.........................................    $  21.5      $  32.4
                                                         =======      =======
CONSOLIDATED BALANCE SHEET DATA:
Total assets.........................................    $ 270.1      $ 261.8
Short-term debt......................................        --           --
Long-term debt.......................................        --           --
Shareholder's equity.................................      139.9        151.8
OTHER FINANCIAL INFORMATION:
Cash provided from (used by) operating activities....    $  51.7      $  31.1
Cash provided from (used by) investing activities....      (18.5)       (30.6)
Cash provided from (used by) financing activities....      (33.2)        (0.5)
EBITDA(1)............................................       58.4         50.5
Expenditures for property, plant, equipment and other
 long term assets....................................       18.3         14.1
Depreciation and amortization expense................       11.5         11.3

--------
(1) "EBITDA" represents the sum of income before income taxes, plus depreciation and amortization. EBITDA should not be construed as a substitute for income from operations, net income or cash flow from operating activities, for the purpose of analyzing Fel-Pro's operating performance, financial position and cash flows. EBITDA measures are calculated differently by other companies. As such, the EBITDA measures presented may not be comparable to other similarly titled measures of other companies. The Company has presented EBITDA because it is commonly used by investors to analyze and compare companies on the basis of operating performance and to determine a company's ability to service debt.

SUMMARY UNAUDITED PRO FORMA FINANCIAL INFORMATION

  The following table sets forth certain unaudited pro forma financial data for Federal-Mogul for the year ended December 31, 1997 and for the three-month period ended March 31, 1998, which are presented to reflect the pro forma effect of the T&N and Fel-Pro acquisitions as if they had occurred at the beginning of each period presented. The unaudited pro forma balance sheet as of December 31, 1997 has been prepared to illustrate the effect of the acquisitions of T&N and Fel-Pro as if it had occurred on such date. The unaudited pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the financial position or results of operations which may occur in the future or that would have occurred had the acquisitions of T&N and Fel-Pro been consummated on the dates indicated, nor are they necessarily indicative of Federal-Mogul's future results of operations or financial position. The summary unaudited pro forma financial information below should be read in conjunction with the information set forth under the caption "Unaudited Pro Forma Financial Data," and the Federal-Mogul Audited Financial Statements, the T&N Financial Statements and the Fel-Pro Financial Statements incorporated by reference herein. Subsequent to the dates in respect of which the data below are given, on June 10, 1998, Federal-Mogul completed the sale of 10,537,093 shares of its Common Stock in an underwritten public offering. Net proceeds to Federal-Mogul from that offering, after deducting estimated underwriting discounts and offering expenses, were approximately $592.3 million. See "June 1998 Common Stock Offering."

                                                PRO FORMA
                                              COMBINED YEAR   PRO FORMA COMBINED
                                                  ENDED       THREE MONTHS ENDED
                                            DECEMBER 31, 1997   MARCH 31, 1998
                                            ----------------- ------------------
                                              (DOLLARS IN MILLIONS, EXCEPT PER
                                                       SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Net sales.................................      $4,824.0           $1,193.6
Costs and expenses........................       4,739.5            1,196.9
Income tax expense........................         111.3                5.8
                                                --------           --------
Net loss before extraordinary items and
 nonrecurring charges(1)(2)...............      $  (26.8)          $   (9.1)
                                                ========           ========
COMMON SHARE SUMMARY (DILUTED):
Average shares and equivalents outstanding
 (in thousands)...........................        36,647             40,104
Loss per share before extraordinary item
 and nonrecurring charges(2)(3)...........      $  (1.22)          $   (.32)
BALANCE SHEET DATA:
Total assets..............................      $6,885.6           $7,398.7 (4)
Total debt................................       2,606.2            3,111.5 (4)
Shareholders' equity......................         549.2              576.4
OTHER FINANCIAL INFORMATION:
EBITDA(5).................................      $  558.7           $  108.5
Expenditures for property, plant,
 equipment and other long term assets.....         238.9               49.5
Depreciation and amortization expense.....         244.5               51.1

--------
(1) As a result of the use of proceeds from the offering of Common Stock Federal-Mogul completed on June 10, 1998, Federal-Mogul will recognize an extraordinary loss (net of tax) of approximately $5.4 million from the early extinguishment of debt. See "June 1998 Common Stock Offering." As a result of the use of proceeds from the Offering, Federal-Mogul expects to recognize an extraordinary loss (net of tax) of approximately $7.0 million from the early extinguishment of debt.
(2) The unaudited pro forma statements of operations include only the results of ongoing operations and exclude such impacts as extraordinary items, items relating to the acquisitions and synergies and expected cost savings associated with the integration of the acquisitions. See Note m to the "Unaudited Pro Forma Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(3) Loss per share as calculated for the pro forma combined entity includes an increase to the net loss of $17.8 million and $1.2 million in preferred dividend requirements for the years ended December 31, 1997 and March 31, 1998, respectively.
(4) Amounts represent actual balances at March 31, 1998.
(5) "EBITDA" represents the sum of income before interest expense and income taxes, plus depreciation and amortization as well as nonrecurring charges including gains on the sale of businesses, restructuring and reengineering charges, adjustments of assets held for sale to fair value and other long lived assets, the net effect of British pound currency options and forward contracts, gains associated with options over shares in Kolbenschmidt AG, asbestos related costs and bid costs. EBITDA should not be construed as a substitute for income from operations, net income or cash flow operating activities, for the purpose of analyzing Federal-Mogul's operating performance, financial position and cash flows. EBITDA measures are calculated differently by other companies. As such, the EBITDA measures presented may not be comparable to other similarly titled measures of other companies. The Company has presented EBITDA because it is commonly used by investors to analyze and compare companies on the basis of operating performance and to determine a company's ability to service debt.

                                 RISK FACTORS

  Prospective purchasers of Notes offered hereby should carefully review the information contained elsewhere in this Prospectus Supplement and the accompanying Prospectus or incorporated by reference herein and therein and should particularly consider the following matters.

EFFECT OF SUBSTANTIAL LEVERAGE

  As a result of its acquisitions of T&N and Fel-Pro, Federal-Mogul is substantially leveraged. As of March 31, 1998, Federal-Mogul had total debt of $3,111.5 million (total long-term debt of $2,273.7 million and total short-term debt of $837.8 million), $575 million in preferred securities of affiliates and shareholders' equity of $586.0 million, producing a total capitalization of $4,272.5 million, so that total debt as a percentage of total capitalization was 72.8% and total long-term debt as a percentage of total capitalization was approximately 53.2%. In June 1998 the Company repaid $500 million of short-term debt and $92.3 million of long-term debt with the proceeds of an offering of Federal-Mogul's Common Stock. See "June 1998 Common Stock Offering," "Capitalization" and "Description of Certain Indebtedness." Federal-Mogul may also incur substantial additional indebtedness in the future, including, without limitation, in connection with any future acquisitions, although its ability to do so is restricted by the Senior Credit Agreement. See "Description of Certain Indebtedness." Federal-Mogul intends to use the proceeds of the Offering to refinance indebtedness incurred under the Senior Credit Agreement. See "Use of Proceeds."

  Federal-Mogul's leverage may have important consequences to holders of the Notes, including: (i) limiting Federal-Mogul's ability to obtain additional financing to fund future working capital requirements, capital expenditures, debt service requirements, acquisitions or other general corporate requirements; (ii) requiring a substantial portion of Federal-Mogul's cash flow from operations to be dedicated to payment of principal and interest on its indebtedness, thereby reducing the funds available for operations and future business opportunities; (iii) placing Federal-Mogul at a competitive disadvantage to companies with which it competes that may be less leveraged; and (iv) increasing Federal-Mogul's vulnerability to adverse economic and industry conditions. In addition, since certain of Federal-Mogul's borrowings are at variable rates of interest, Federal-Mogul will be vulnerable to increases in interest rates, which could have a material adverse effect on Federal-Mogul's results of operations, liquidity and financial condition. Federal-Mogul's ability to make scheduled payments of the principal of, to pay interest on or to refinance its indebtedness depends on its future performance, which to a certain extent is subject to economic, financial, competitive and other factors beyond its control. There can be no assurance that Federal-Mogul's business will continue to generate cash flow from operations in the future sufficient to service its debt and make necessary capital expenditures. If unable to generate such cash flow, Federal-Mogul may be required to adopt one or more alternatives, such as reducing or delaying planned expansion, selling assets, restructuring debt or obtaining additional equity capital. There can be no assurance that any of these strategies could be effected on satisfactory terms or without substantial additional expense for Federal-Mogul. These and other factors could have a material adverse effect on the results of operations, liquidity and financial condition of Federal-Mogul and on the marketability, price and future value of the Notes.

  The Senior Credit Agreement imposes financial and other restrictions on Federal-Mogul, including limitations on the incurrence of debt and on Federal-Mogul's ability to dispose of assets. The Senior Credit Agreement also requires Federal-Mogul to make periodic payments in respect of interest and outstanding principal, including from material disposals, "excess cash flow" and the proceeds of certain issuances of capital stock or indebtedness, and to maintain compliance with certain financial ratios and minimum net worth tests. See "Description of Certain Indebtedness." There can be no assurance that these requirements will be met in the future. Failure to achieve compliance would result in a default under the Senior Credit Agreement and could lead to acceleration of the related debt and the acceleration of debt under other instruments evidencing indebtedness that contain cross-acceleration or cross-default provisions. In such a case, there can be no assurance that Federal-Mogul would be able to refinance or otherwise repay such indebtedness.

  The information set forth under the caption "Unaudited Pro Forma Financial Data" has been based on certain assumptions as to the estimated proceeds of the divestitures of the T&N Bearings Business (as hereinafter defined). Such proceeds will be used to reduce Federal-Mogul's indebtedness. There can be no assurance that the actual proceeds received from the divestitures will fall within the range utilized in making the pro forma calculations.

INTEGRATION OF THE BUSINESSES OF T&N AND FEL-PRO

  The acquisitions of T&N and Fel-Pro substantially increased the size and complexity of Federal-Mogul's operations and have created the need for Federal-Mogul to integrate three businesses that have previously operated independently. There can be no assurance that Federal-Mogul will not encounter difficulties in integrating T&N's and Fel-Pro's operations with its own or that the expected benefits will be realized from such integration. Any material delays or unexpected costs incurred in connection with such integration could have a material adverse effect on Federal-Mogul and its results of operations, liquidity and financial condition. Furthermore, there can be no assurance that the operations, management and personnel of Federal-Mogul, T&N and Fel-Pro will be compatible. Among the factors considered by Federal-Mogul in connection with the acquisitions of T&N and Fel-Pro were the opportunities for synergies expected to be achieved. However, there can be no assurance that Federal-Mogul will achieve the desired levels of synergies when anticipated or at all. Failure to achieve the desired levels of synergies could have a material adverse effect on the business, results of operations, liquidity and financial condition of Federal-Mogul.

  In addition, Federal-Mogul has announced that it intends, in connection with its targeted synergies, to incur restructuring charges and related costs of $205 million, which is moderately less than the annual level of synergy benefits anticipated in the year 2000. See "T&N and Fel-Pro Acquisitions." No assurance can be given that such costs will not be substantially greater than this amount or that achieving such synergies will be possible without additional cost or charges to earnings in future periods. Any such charges could have a material adverse effect on the business, results of operations, liquidity and financial condition of Federal-Mogul.

  In connection with securing regulatory approvals for the acquisition of T&N, Federal-Mogul agreed with the U.S. Federal Trade Commission (the "FTC") to divest T&N's thinwall and dry bearings (polymer bearings) operations (the "T&N Bearings Business"). See "Business--Reorganization" and "Unaudited Pro Forma Financial Data." The purchaser of the T&N Bearings Business will become a direct competitor of Federal-Mogul.

T&N'S ASBESTOS LIABILITY

  T&N and certain of its subsidiaries are among many defendants named in a large number of court actions brought in the United States, and a smaller number of claims brought in the United Kingdom, relating to alleged asbestos-related diseases resulting from exposure to asbestos or products containing asbestos. T&N is also one of many defendants named in a small number of U.S. property damage claims. T&N has incurred significant charges to income in connection with settling claims and the establishment of reserves for asbestos liabilities and has obtained insurance coverage for certain asbestos liabilities. See "Business--Legal Proceedings," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Federal-Mogul-- Three Months Ended March 31, 1998 Compared with Three Months Ended March 31, 1997--Asbestos Liability and Legal Proceedings" and "--T&N--Asbestos." No assurance can be given that T&N will not be subject to material additional liabilities and significant additional litigation relating to asbestos that would result in significant additional charges not covered by reserves or insurance. Any such liabilities or litigation could have a material adverse effect on Federal-Mogul's results of operations, business, liquidity and financial condition.

ACQUISITION STRATEGY

  One of Federal-Mogul's principal business strategies is to expand its core competencies in manufacturing and distribution through acquisitions of companies that Federal-Mogul identifies as complementary to its existing businesses and capable of achieving satisfactory rates of return. Federal-Mogul is usually engaged in various stages of evaluation of potential acquisition candidates. Currently Federal-Mogul is in the preliminary stages of pursuing one or more potential acquisitions, at least one of which would be material if consummated. Any such acquisition would be paid for through the incurrence of a significant amount of additional debt, the issuance of a significant amount of capital stock or both. If Federal-Mogul determines that any one or more of these potential acquisitions or other transactions would meet its criteria and may be accomplished on appropriate terms, it expects to act to attempt to consummate them as quickly as possible. There can be no assurance that any of the discussions in which Federal-Mogul is currently engaged will result in the completion of any acquisitions, that Federal-Mogul will in the future succeed in locating or acquiring appropriate companies on attractive terms or that Federal-Mogul will be successful in integrating acquired companies or realizing desired benefits of such acquisitions.

  Federal-Mogul believes that successful implementation of this strategy will require significant capital expenditures which it might not be able to fund from its cash from operations. Therefore, Federal-Mogul may be required to borrow money or otherwise obtain financing for future acquisitions. Increased leverage of Federal-Mogul may have important consequences to holders of the Notes. See "--Effect of Substantial Leverage." If Federal-Mogul is unable to procure suitable financing, it may be unable to complete desired acquisitions.

CYCLICAL NATURE OF AUTOMOTIVE INDUSTRY

  Federal-Mogul's principal operations are directly related to domestic and foreign automotive vehicle production. Automobile sales and production are cyclical and can be affected by the strength of a country's general economy. In addition, automobile production and sales can be affected by labor relations issues, regulatory requirements, trade agreements and other factors. A decline in automotive sales and production would likely affect not only sales to OE customers but also sales to aftermarket customers and could result in a decline in Federal-Mogul's results of operations or a deterioration in Federal-Mogul's financial condition. If demand changes and Federal-Mogul fails to respond accordingly, its results of operations could be adversely affected in any given quarter. In addition, technical improvements in automotive component designs may adversely affect aftermarket demand.

INTERNATIONAL OPERATIONS

  Federal-Mogul has manufacturing and distribution facilities located in many countries, principally in North America, Europe and Latin America. The acquisition of T&N significantly increased the portion of Federal-Mogul's business located outside the United States. International operations are subject to certain risks inherent in doing business abroad, including exposure to local economic conditions, expropriation and nationalization, currency exchange rate fluctuations and currency controls, and export and import restrictions. The likelihood of such occurrences and their potential effect on Federal-Mogul vary from country to country and are unpredictable.

FOREIGN CURRENCY TRANSLATION AND TRANSACTION RISK

  The financial condition and results of operations of certain Federal-Mogul operating entities are reported in various foreign currencies (principally pounds sterling, German marks, and to a lesser extent South African rand and French francs, among others) and then translated into U.S. dollars at the applicable exchange rate for inclusion in Federal-Mogul's financial statements. As a result, the appreciation of the dollar against these foreign currencies will have a negative impact on the reported sales and operating margin of T&N and other subsidiaries, as consolidated into Federal-Mogul (and conversely, the depreciation of the dollar against these foreign currencies will have a positive impact). See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Federal-Mogul--Year Ended December 31, 1997 Compared with Year Ended December 31, 1996 and Year Ended December 31, 1996 Compared with Year Ended December 31, 1995--Foreign Currency and Commodity Contracts."

  In addition, Federal-Mogul incurs currency transaction risk whenever it or one of its foreign subsidiaries enters into either a purchase or sales transaction using a different currency than the relevant entity's functional currency. Currency transaction risk is reduced by matching revenues and costs with the same currency. Given the volatility of currency exchange rates, there can be no assurance that Federal-Mogul will be able to effectively manage its currency transaction risks or that any volatility in currency exchange rates will not have a material adverse effect on Federal-Mogul's financial condition or results of operations.

COMPETITION

  The global vehicular parts business is highly competitive. Federal-Mogul competes with many of its customers that produce their own components as well as with independent manufacturers and distributors of components in the United States and abroad. Certain of the Company's competitors have significantly greater financial and other resources than the Company. The inability of the Company to successfully respond to changing competitive conditions could adversely affect demand for the Company's products.

ABSENCE OF TRADING MARKET FOR THE NOTES

  Prior to this Offering, there has been no trading market for the Notes. Although the Underwriters have advised Federal-Mogul that they currently intend to make a market in the Notes, they are not obligated to do so and may discontinue such market making at any time without notice. There can be no assurance that any market for the Notes will develop or, if one does develop, that it will be maintained. If an active market for the Notes fails to develop or be sustained, the trading price of such Notes could be materially adversely affected.

                          FORWARD-LOOKING STATEMENTS

  Certain statements contained or incorporated in this Prospectus Supplement and the accompanying Prospectus which are not statements of historical fact constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"). Such statements are made in good faith by Federal-Mogul pursuant to the "safe harbor" provisions of the Act.

  Forward-looking statements include financial projections and estimates and statements regarding plans, objectives and expectations of Federal-Mogul and its management, including, without limitation, plans to integrate the businesses of T&N and Fel-Pro into Federal-Mogul, plans to address computer software issues related to the approach of the year 2000, estimated proceeds of planned dispositions and the effects of such dispositions on Federal-Mogul's balance sheet and statement of operations, and the scope and effect of T&N's asbestos liability. Such matters are discussed under the captions "Risk Factors," "T&N and Fel-Pro Acquisitions," "Business," "Summary Unaudited Pro Forma Financial Information," "Unaudited Pro Forma Financial Data" and elsewhere in this Prospectus Supplement, the accompanying Prospectus or in the information incorporated by reference herein or therein.

  Forward-looking statements may involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Federal-Mogul to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, without limitation, those relating to the combination of Federal-Mogul's business with those of T&N and Fel-Pro and the anticipated synergies and operating efficiencies and restructuring charges in connection therewith, conditions in the automotive components industry, certain global and regional economic conditions and other factors detailed herein and from time to time in the documents incorporated by reference herein. Moreover, Federal-Mogul's plans, objectives and intentions are subject to change based on these and other factors (some of which are beyond Federal-Mogul's control). Some of the factors that may cause such material differences are set forth herein under the caption "Risk Factors."

                                USE OF PROCEEDS

  The net proceeds to Federal-Mogul from the sale of the Notes offered hereby are estimated to be $981.4 million, after deducting the estimated underwriting discounts and offering expenses, estimated at $17.1 million.

  Federal-Mogul intends (i) to apply net proceeds of the Offering to prepay the entire outstanding $830.7 million principal amount of the Interim Loans (as hereinafter defined), and (ii) to apply any remaining balance of the net proceeds to repay ratably the Tranche A Loans (as hereinafter defined) and the Tranche B Loans (as hereinafter defined) (though lenders under the Tranche B Loans may elect not to be repaid, in which case funds which would have been used for such repayment shall be applied to repayment of the Tranche A Loans). The Interim Loans, Tranche A Loans and Tranche B Loans bear interest at a floating rate based upon, at Federal-Mogul's option, either (i) the higher of the prime rate of The Chase Manhattan Bank ("Chase") and 0.5% in excess of the overnight federal funds rate, plus (in each case) a margin of 1.0% for the Interim Loans and Tranche A Loans and 1.25% for Tranche B Loans, or (ii) the average of the offering rates of banks in the London interbank eurodollar market for U.S. dollar deposits plus a margin of 2.0% for the Interim Loans and Tranche A Loans and 2.25% for Tranche B Loans. After repayment of the Interim Loans the applicable margins will depend upon Federal-Mogul's consolidated leverage ratio. The Interim Loans are scheduled to mature on September 12, 1999, the Tranche A Loans have a final maturity of December 31, 2003 and the Tranche B Loans have a final maturity of December 31, 2005. Amounts borrowed under the Interim Loans, the Tranche A Loans and the Tranche B Loans were used as part of the financing of the acquisition of T&N and the refinancing of the acquisition of Fel-Pro. See "T&N and Fel-Pro Acquisitions-- Financing of the Acquisitions" and "Description of Certain Indebtedness."

                                EXCHANGE RATES

  The following table sets forth, for the periods and dates indicated, certain information concerning the noon buying rate in New York City for cable transfers in pounds sterling, as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") for pounds sterling expressed in U.S. dollars per (Pounds)1.00. On May 12, 1998, the Noon Buying Rate was (Pounds)1.00=$1.6347.

CALENDAR PERIOD                                HIGH   LOW  AVERAGE(1) PERIOD END
---------------                                ----- ----- ---------- ----------
1998, through May 12.......................... $1.69 $1.61   $1.66      $1.63
1997.......................................... $1.71 $1.49   $1.60      $1.64
1996.......................................... $1.62 $1.50   $1.57      $1.53
1995.......................................... $1.64 $1.46   $1.57      $1.62
1994.......................................... $1.59 $1.46   $1.50      $1.49
1993.......................................... $2.00 $1.42   $1.68      $1.51

--------
(1)The average of the Noon Buying Rates on the last business day of each month during the relevant period.

                        JUNE 1998 COMMON STOCK OFFERING

  On June 10, 1998, Federal-Mogul completed the sale of 10,537,093 shares of its Common Stock in an underwritten public offering (including 825,000 shares that were sold upon exercise of an over-allotment option that had been granted to the underwriters of that offering). Net proceeds to Federal-Mogul from the offering were used to prepay the entire outstanding $500 million principal amount of the Senior Subordinated Loans (as hereinafter defined) and to reduce the outstanding balance of the Interim Loans by $92.3 million. See "Description of Certain Indebtedness." As a result of these repayments, Federal-Mogul will recognize an extraordinary loss (net of tax) of approximately $5.4 million from the early extinguishment of debt. Certain holders of Federal-Mogul Series E Mandatory Exchangeable Preferred Stock converted 422,581.4 shares of such stock into 2,112,907 shares of Federal-Mogul Common Stock and sold such shares in a secondary offering (including the related over-allotment option) conducted concurrently with Federal-Mogul's primary offering of Common Stock; Federal-Mogul did not receive any proceeds from the sale of such shares.

                         T&N AND FEL-PRO ACQUISITIONS

  As part of its strategy to expand its core competencies in manufacturing and distribution, Federal-Mogul acquired T&N and Fel-Pro, two other significant automotive parts manufacturers and distributors, in March and February 1998, respectively.

THE T&N ACQUISITION

  On March 6, 1998, Federal-Mogul acquired T&N for total consideration of approximately (Pounds)1.46 billion ($2.42 billion, converted at a blended exchange rate of 1 pound sterling to 1.6510 U.S. dollars). T&N, headquartered in Manchester, England, manufactures and supplies high technology engineered automotive components and industrial materials. In 1997, T&N had sales of approximately (Pounds)1.80 billion ($2.96 billion) with about 80% of such sales relating to the world automotive industry. At the time of its acquisition, T&N's major product lines consisted of piston products, bearings, friction products, composites and camshafts (incorporating sintered products) and sealing products and it was active in both the original equipment and the aftermarket markets. T&N operated in approximately 200 locations in 24 countries, employed over 28,000 people worldwide and served customers in more than 150 countries. T&N's assets included technical centers in the U.K. and Germany and North America.

  In connection with securing regulatory approvals for the acquisition of T&N, Federal-Mogul agreed with the FTC to divest the T&N Bearings Business. See "Business--Reorganization" and "Unaudited Pro Forma Financial Data." The T&N Bearings Business accounted for approximately $393.1 million of T&N's 1997 revenues and employed approximately 4,000 people.

THE FEL-PRO ACQUISITION

  On February 24, 1998, Federal-Mogul acquired Fel-Pro, a group of privately-owned automotive parts manufacturers headquartered in Skokie, Illinois. The total consideration paid for Fel-Pro was approximately $717 million, which included 1,030,325.6 shares of Federal-Mogul Series E Mandatory Exchangeable Preferred Stock with an imputed value of $225 million and approximately $492 million in cash.

  Fel-Pro is a leading gaskets manufacturer for the North American aftermarket and OE heavy duty market. In 1997, Fel-Pro had sales of approximately $500 million. At the time of its acquisition, Fel-Pro's primary product lines consisted of gaskets, heavy duty diesel engine products, diesel products, high performance gaskets and other equipment and chemical products. Fel-Pro's gasket sales for 1997 were approximately $350 million and included a full range of automotive, heavy duty, marine and performance gaskets. Fel-Pro had more than 2,700 employees in 16 locations. Its gasket facilities are located in Illinois, Michigan, Canada and Mexico. Federal-Mogul is in the process of reselling Fel-Pro's chemical manufacturing operations (representing approximately $32.8 million of Fel-Pro's 1997 net sales and $2.6 million of Fel-Pro's 1997 net income). Excluding intercompany items, net assets of Fel-Pro Chemical were $12.2 million as of December 31, 1997.

STRATEGIC RATIONALE FOR THE ACQUISITIONS

  The principal benefits to Federal-Mogul from the acquisitions of T&N and Fel-Pro are as follows:

  . Establishing Federal-Mogul as a highly competitive first tier worldwide automotive supplier.

  . Expanding Federal-Mogul's manufactured product portfolio to offer complete systems and modules.

  . Enhancing Federal-Mogul's position as a global supplier of engine and transmission parts.

  . Reinforcing Federal-Mogul's ability to provide high quality service to both its original equipment and aftermarket customers.

  . Extending Federal-Mogul's international presence and accelerating its worldwide aftermarket growth.

  Federal-Mogul expects significant synergies and operating efficiencies to be achieved as a result of the acquisitions of T&N and Fel-Pro. Federal-Mogul has announced that it intends, in connection with its targeted synergies, to incur restructuring charges and related costs of $205 million, which is moderately less than the annual level of synergy benefits anticipated in the year 2000. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

FINANCING OF THE ACQUISITIONS

  The acquisition of T&N was funded primarily through a $2.75 billion floating rate Senior Credit Agreement (consisting of a $2.35 billion term loan facility and a $400 million revolving loan facility) and a $500 million floating rate Senior Subordinated Credit Agreement (as hereinafter defined). The senior term loan facility was reduced to $2.275 billion effective as of March 11, 1998. The entire amount of the senior term loan facility, as well as the entire amount of the senior subordinated credit facility, have been drawn down. These credit facilities also refinanced Federal-Mogul's $350 million indebtedness under a revolving credit facility (which had been used to finance the acquisition of Fel-Pro) and $150 million of other indebtedness incurred in the acquisition of Fel-Pro. The net proceeds to Federal-Mogul from the Common Stock offering were used to prepay the entire outstanding principal amount of the Senior Subordinated Loans ($500 million) and $92.3 million of the Interim Loans (the outstanding principal balance of which is $830.7 million at June 11, 1998). The proceeds of the Offering will be used to repay the balance of the Interim Loans and other loans incurred under the Senior Credit Agreement. See "Use of Proceeds" and "Description of Certain Indebtedness."

  Additional funds for the acquisition of T&N were obtained through the sale in December 1997 of 11,500,000 7% Trust Convertible Preferred Securities (generating gross proceeds of $575 million) by Federal-Mogul Financing Trust, a subsidiary of Federal-Mogul which invested the net proceeds of that offering in 7% Convertible Junior Subordinated Debentures of Federal-Mogul. See "Description of Capital Stock--Trust Preferred Securities." Federal-Mogul also issued 1,030,325.6 shares of Series E Mandatory Exchangeable Preferred Stock, with an imputed value of $225 million, as partial consideration for the acquisition of Fel-Pro.

                                CAPITALIZATION

  The following table sets forth the consolidated capitalization of Federal-Mogul at March 31, 1998, and as adjusted to reflect (i) the Common Stock offering and; (ii) the Offering of Notes by Federal-Mogul and, in both cases, the application of the net proceeds thereof to repay indebtedness.

                                                    MARCH 31, 1998
                                        ---------------------------------------
                                                    AS ADJUSTED    AS ADJUSTED
                                                  FOR COMMON STOCK FOR OFFERING
                                         ACTUAL     OFFERING(1)    OF NOTES(2)
                                        --------  ---------------- ------------
                                                (DOLLARS IN MILLIONS)
Short-term debt:
  Subordinated notes................... $  500.0      $    --        $    --
  Other short-term debt(3).............    337.8         337.8          337.8
                                        --------      --------       --------
    Total short-term debt..............    837.8         337.8          337.8
                                        --------      --------       --------
Long-term debt:
  Revolving credit facility............ $   55.0      $   55.0       $   55.0
  Medium-term notes....................    125.0         125.0          125.0
  Senior notes.........................    125.0         125.0          125.0
  ESOP obligation......................     15.2          15.2           15.2
  Senior loans.........................  1,879.7       1,787.4          806.0
  7 1/2% Notes.........................      --            --           250.0
  7 3/4% Notes.........................      --            --           400.0
  7 7/8% Notes.........................      --            --           350.0
  Other................................     73.8          73.8           73.8
                                        --------      --------       --------
    Total long-term debt(4)............  2,273.7       2,181.4        2,198.7
Minority interest-preferred securities
 of affiliate(5).......................    575.0         575.0          575.0
Shareholders' equity:
  Series C ESOP Convertible Preferred
   Stock...............................     48.1          48.1           48.1
  Series E Mandatory Exchangeable
   Preferred Stock.....................    225.0         131.8          131.8
  Common Stock.........................    202.4         265.6          265.6
  Additional paid-in capital...........    327.3         949.6          949.6
  Accumulated deficit(6)(7)(8).........   (130.8)       (130.8)        (130.8)
  Unearned ESOP compensation...........    (21.7)        (21.7)         (21.7)
  Accumulated other comprehensive
   income..............................    (61.5)        (61.5)         (61.5)
  Other................................     (2.8)         (2.8)          (2.8)
                                        --------      --------       --------
    Total shareholders' equity.........    586.0       1,178.3        1,178.3
                                        --------      --------       --------
Total capitalization................... $4,272.5      $4,272.5       $4,289.8
                                        ========      ========       ========

--------
(1) To reflect the consolidated capitalization as adjusted for the Common Stock offering and the application of the net proceeds therefrom.
(2) To reflect the consolidated capitalization as adjusted for the Common Stock offering and the Offering of Notes and, in both cases, the application of the net proceeds therefrom to repay indebtedness.
(3) Other short-term debt includes current maturities of long-term debt.
(4) Less current maturities included in short-term debt.
(5) This consists of Federal-Mogul-obligated 7% Trust Convertible Preferred Securities of Federal-Mogul Financing Trust. Substantially all of the assets of Federal-Mogul Financing Trust consist of the 7% Convertible Junior Subordinated Debentures of Federal-Mogul.
(6) Does not include an extraordinary loss (net of tax) of approximately $19 million resulting from a contractual penalty incurred in April 1998 in connection with the prepayment of T&N private placement debt.
(7) Excludes the extraordinary loss (net of tax) from the early retirement of debt of approximately $5.4 million resulting from the use of proceeds of the Common Stock offering.
(8) Excludes the extraordinary loss (net of tax) from the early retirement of debt of approximately $7.0 million resulting from the use of proceeds of the Offering.

                      UNAUDITED PRO FORMA FINANCIAL DATA

   Federal-Mogul completed its cash offer to acquire T&N on March 6, 1998. The acquisition has been accounted for using the purchase method of accounting. The total consideration paid of approximately (Pounds)1.46 billion ($2.42 billion, converted at a blended exchange rate of 1 pound sterling to 1.6510 U.S. dollars) was funded primarily through a $2.75 billion floating rate Senior Credit Agreement (consisting of a $2.35 billion (reduced to $2.275 billion effective as of March 11, 1998) term loan facility, $1.8 billion of which was drawn down, and a $400 million revolving loan facility) and a $500 million floating rate Senior Subordinated Credit Agreement (the full amount of which was drawn down), each from a syndicate led by Chase. These credit facilities also refinanced the borrowings used to finance the cash portion of the purchase price for Fel-Pro. Additional funds for the acquisition of T&N were obtained through the December 1997 sale of 7% Trust Convertible Preferred Securities (generating gross proceeds of $575 million) by Federal-Mogul Financing Trust, a subsidiary of the Company. Subsequent to the dates in respect of which the data below are given, on June 10, 1998, Federal-Mogul completed the sale of 10,537,093 shares of its Common Stock in an underwritten public offering. Net proceeds to Federal-Mogul from that offering, after deducting estimated underwriting discounts and offering expenses, were approximately $592.3 million. See "June 1998 Common Stock Offering."

   Federal-Mogul completed the acquisition of Fel-Pro, for approximately $717 million, on February 24, 1998. The acquisition has been accounted for using the purchase method of accounting. The purchase price consists of 1,030,325.6 shares of newly issued Series E Stock (exchangeable into 5,151,628 shares of Common Stock) with an imputed value of $225 million and $492 million in cash. The cash was provided through an existing revolving credit facility provided by a syndicate led by Chase and three short-term loans, each in the amount of $50 million, from Chase, ABN Amro Bank NV and First Chicago NBD Bank, respectively.

  The estimated cost of the acquisitions of Fel-Pro and T&N are computed as follows:

                                                             FEL-
                                                             PRO     T&N
                                                            ------ --------
                                                               (DOLLARS
                                                             IN MILLIONS)
      Cash................................................. $491.8 $2,434.2
      Series E Mandatory Exchangeable Preferred Stock......  225.0      --
      Expected proceeds from exercisable options...........    --     (52.6)
      Direct transaction costs.............................     .9     29.3
                                                            ------ --------
      Estimated acquisition cost........................... $717.7 $2,410.9
                                                            ====== ========

  The pro forma preliminary allocations of the purchase price of the acquisitions of Fel-Pro and T&N are expected to be as follows:

                                                           FEL-
                                                           PRO      T&N
                                                          ------  --------
                                                             (DOLLARS
                                                           IN MILLIONS)
      Current assets..................................... $173.1  $1,087.6
      Liabilities assumed(1)............................. (133.1) (3,143.9)
      Property, plant and equipment......................  110.2   1,055.4
      Identifiable intangible assets.....................   16.7     315.7
      Other noncurrent assets............................   31.4     525.9
      Purchased research and development.................    --       18.6
      Goodwill...........................................  519.4   1,990.7
      Estimated fair value of T&N Bearings Business (see
       below)............................................    --      560.9
                                                          ------  --------
          Total.......................................... $717.7  $2,410.9
                                                          ======  ========

--------
(1) Includes an increase of $329 million to adjust the acquired asbestos liability to estimated fair value and an increase of $124 million to adjust the acquired income tax liability in relation to the anticipated gain on the sale of the T&N Bearings Business.

  In connection with securing regulatory approvals for the acquisition of T&N, Federal-Mogul executed an Agreement Containing Consent Order with the FTC on February 27, 1998. Pursuant to this agreement Federal-Mogul must divest the T&N Bearings Business within six months after the FTC declares the consent order final and must provide for independent management of the T&N Bearings Business pending such divestiture. The assets to be divested consist principally of T&N's thinwall and dry bearings (polymer bearings) operations. The agreement stipulates that the T&N Bearings Business is to be maintained as a viable, independent competitor of Federal-Mogul and that Federal-Mogul shall not attempt to direct the activities of, or exercise control over, the T&N Bearings Business or have contact with the T&N Bearings Business outside of normal business activities.

  Federal-Mogul has separately identified the estimated effect of the divestiture of the T&N Bearings Business in the unaudited pro forma statement of operations and balance sheet. The estimated net cash flows from operations of the T&N Bearings Business from March 6, 1998 to the date of sale, the interest expense on debt incurred during this period and the proceeds from the sale will be accounted for as adjustments to the purchase price of T&N. Proceeds are estimated to be between $500 and $650 million, calculated using multiples of earnings similar to recent automotive industry transactions. An amount within the low end of this range has been used in the pro forma financial information. There can be no assurance that the actual proceeds received from the disposition will fall within the estimated range.

  The unaudited pro forma statement of operations for the year ended December 31, 1997, has been prepared to illustrate the effect of the acquisitions of T&N and Fel-Pro as if they had occurred on January 1, 1997. The unaudited pro forma statement of operations includes only the results of ongoing operations and excludes such impacts as extraordinary items, items relating to the acquisitions and synergies and expected cost savings associated with the integration of the acquisitions. The unaudited pro forma balance sheet as of December 31, 1997, has been prepared to illustrate the effect of the acquisitions of T&N and Fel-Pro as if they had occurred on that date. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

  The unaudited pro forma financial information gives effect to the acquisition transactions using the purchase method of accounting. The pro forma adjustments are described in the accompanying notes to the unaudited pro forma financial information and are based upon preliminary available information and upon certain assumptions made by management of Federal-Mogul. Accordingly, the pro forma adjustments reflected in the unaudited pro forma financial information are preliminary and subject to revision. Such revision could be material.

  The unaudited pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the financial position or results of operations which may occur in the future or that would have occurred had the acquisitions of T&N and Fel-Pro been consummated on the dates indicated, nor are they necessarily indicative of Federal-Mogul's future results of operations or financial position. The unaudited pro forma financial information should be read in conjunction with the audited consolidated financial statements of Federal-Mogul, as well as the audited financial statements of the acquired companies.

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

                         (YEAR ENDED DECEMBER 31, 1997)

                           FEDERAL-                        DISPOSITION OF      T&N         FEL-PRO
                            MOGUL       T&N      FEL-PRO    T&N BEARINGS    PRO FORMA     PRO FORMA    PRO FORMA
                          HISTORICAL HISTORICAL HISTORICAL    BUSINESS     ADJUSTMENTS   ADJUSTMENTS   COMBINED
                          ---------- ---------- ---------- --------------  -----------   -----------   ---------
                                           (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
Sales...................   $1,806.6   $2,948.4    $489.3      $(393.1)(a)    $ (15.3)(b)   $(11.9)(i)  $4,824.0
Cost of products sold...    1,381.8    2,187.6     268.5       (295.4)(a)      (53.2)(c)     (6.9)(j)   3,482.4
                           --------   --------    ------      -------        -------       ------      --------
Gross margin............      424.8      760.8     220.8        (97.7)          37.9         (5.0)      1,341.6
Selling general and
 administrative
 expenses...............      286.2      500.3     173.8        (46.1)(a)       58.9 (d)     13.0 (k)     986.1
Restructuring charges
 (credits)..............       (1.1)       --        --           --             --           --           (1.1)
Reengineering and other
 related charges
 (benefits).............       (1.6)       --        --           --             --           --           (1.6)
Adjustment of assets
 held for sale to fair
 value..................        2.4        --        --           --             --           --            2.4
Interest expense........       32.0       60.5       --         (16.9)(a)      148.5 (e)     38.2 (l)     262.3
Interest income.........       (7.1)     (17.9)      --           2.3 (a)       13.7 (f)      --           (9.0)
International currency
 exchange losses........        0.6        4.4       --          (0.3)(a)        --           --            4.7
British pound currency
 option, net............       10.5        --        --           --             --           --           10.5
Gain on sale of
 Kolbenschmidt AG share
 purchase options.......        --       (21.7)      --           --             --           --          (21.7)
Other (income) expense,
 net....................        3.4      (14.5)      --          (1.3)(a)       36.9 (g)      --           24.5
                           --------   --------    ------      -------        -------       ------      --------
  Earnings before income
   taxes, extraordinary
   item and nonrecurring
   charges..............       99.5      249.7      47.0        (35.4)        (220.1)       (56.2)         84.5
Income tax expense
 (benefit)..............       27.5      159.3      25.5         (9.4)(a)      (67.4)(h)    (24.2)(m)     111.3
                           --------   --------    ------      -------        -------       ------      --------
  Net earnings (loss)
   before extraordinary
   item and nonrecurring
   charges..............   $   72.0   $   90.4    $ 21.5      $ (26.0)       $(152.7)      $(32.0)     $  (26.8)
                           ========   ========    ======      =======        =======       ======      ========
Earnings (loss) per com-
 mon share:
  Basic.................   $   1.81                                                                    $  (1.22)
  Diluted...............   $   1.67                                                                    $  (1.22)
Weighted average shares
 outstanding (thou-
 sands):
  Basic.................     36,647                                                                      36,647
                           ========                                                                    ========
  Diluted...............     41,854                                                                      36,647
                           ========                                                                    ========

            NOTES TO THE UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
                  (DOLLARS IN MILLIONS UNLESS OTHERWISE NOTED)

RELATING TO THE DIVESTITURE OF THE T&N BEARINGS BUSINESS:

(a) To eliminate the historical statement of operations of the T&N Bearings Business.

RELATING TO THE PURCHASE OF T&N:

(b) To eliminate intercompany sales between Federal-Mogul and T&N.

(c) To reflect the net effect of the following adjustments:

      Increase in depreciation expense relating to the adjustment of property, plant and equipment acquired to estimated fair value
       (to be depreciated over an average period of 14 years).......... $(46.9)
      Elimination of intercompany cost of products sold between
       Federal-Mogul and T&N...........................................  (15.3)
      Elimination of profit in ending inventory on intercompany sales
       between Federal-Mogul and T&N...................................    0.8
      Increase in pension expense--elimination of amortization of de-
       ferred gain.....................................................    8.7
      Decrease in postretirement benefits expense--elimination of
       amortization of deferred loss...................................   (0.5)
                                                                        ------
                                                                        $(53.2)
                                                                        ======


(d) To reflect the net effect of the following adjustments:

      Amortization of additional goodwill resulting from the purchase
       of T&N (to be amortized over a period of 40 years).............   $  43.0
      Amortization of other identifiable intangible assets acquired to estimated fair value (to be amortized over periods from 10 to
       24 years)......................................................      15.9
                                                                         -------
                                                                         $  58.9
                                                                         =======

(e) To reflect the net effect of the following adjustments:

      Increase in interest expense relating to the net debt incurred for the net purchase of T&N (see unaudited pro forma balance
       sheet footnote 1)..............................................   $ 148.2
      Reduction in historical interest expense of T&N relating to the
       elimination of historical outstanding debt.....................     (23.4)
      Amortization of debt issuance costs (to be amortized over a
       period of 12 to 96 months).....................................      23.7
                                                                         -------
                                                                         $ 148.5
                                                                         =======

(f) To reflect the net effect of the following adjustments:

      Reduction in interest income as a result of the use of existing cash balances of Federal-Mogul to finance a portion of the T&N
       transaction....................................................   $   2.2
      Reduction in interest income as a result of the use of existing
       cash balances of T&N...........................................      11.5
                                                                         -------
                                                                         $  13.7
                                                                         =======

(g) To record an additional eleven months of minority interest-preferred securities of affiliates expense.

(h) To record the income tax effects of the statement of operations adjustments.

RELATING TO THE PURCHASE OF FEL-PRO:

(i) To eliminate intercompany sales between Federal-Mogul and Fel-Pro

(j) To reflect the net effect of the following adjustments:

      Increase in depreciation expense relating to the adjustment of property, plant and equipment acquired to estimated fair value
       (to be depreciated over an average period of 10 years).........   $   3.0
      Elimination of intercompany cost of products sold between
       Federal-Mogul and Fel-Pro......................................     (11.9)
      Elimination of profit in ending inventory on intercompany sales between Federal-Mogul and
       Fel-Pro........................................................       0.6
      Increase in postretirement benefits expense--elimination of
       amortization of deferred loss..................................       1.4
                                                                         -------
                                                                         $  (6.9)
                                                                         =======

(k) To record the amortization of goodwill resulting from the purchase of Fel-
    Pro (to be amortized over a period of 40 years)

(l) To record interest expense relating to the debt incurred for the purchase of Fel-Pro

(m) To record the income tax effects of the statement of operations adjustments

  The unaudited pro forma statement of operations discloses the income (loss)
from continuing operations before nonrecurring charges directly attributable to the transactions. The following nonrecurring charges were not considered in the unaudited pro forma statement of operations:
        Penalty for early retirement of private placement debt of T&N.   $  25.0
        Estimated purchased research and development costs............      18.6
        Adjustment of inventory to estimated fair value...............      11.0
                                                                         -------
                                                                         $  54.6
                                                                         =======

        Net earnings before extraordinary item and non-recurring
         charges......................................................   $ (26.8)
        Less: Series C preferred dividend requirement.................      (2.4)
        Less: Series D preferred dividend requirement.................      (3.1)
        Less: Series E preferred dividend requirement.................     (12.3)
                                                                         -------
      Net earnings available to common shareholders before
       extraordinary item and non-recurring charges...................   $ (44.6)
                                                                         =======
      Weighted average common shares outstanding......................    36,647
                                                                         =======
      Loss per share--basic and diluted...............................   $ (1.22)
                                                                         =======

Loss per share as calculated for the pro forma combined entity:

                       UNAUDITED PRO FORMA BALANCE SHEET

                              (DECEMBER 31, 1997)

                                                           DISPOSITION
                           FEDERAL-                             OF             T&N           FEL-PRO
                            MOGUL       T&N      FEL-PRO   T&N BEARINGS     PRO FORMA       PRO FORMA     PRO FORMA
                          HISTORICAL HISTORICAL HISTORICAL   BUSINESS      ADJUSTMENTS     ADJUSTMENTS    COMBINED
                          ---------- ---------- ---------- ------------    -----------     -----------    ---------
Cash and equivalents....   $  541.4   $  319.2    $  --      $  (38.0)(28)  $ (765.3)(1)     $ (0.9)(15)  $   56.4
Accounts receivable.....      158.9      458.8      83.4        (49.4)(28)      (2.6)(2)       (4.2)(16)     645.0
Investment in accounts
 receivable
 securitization.........       48.7        --        --           --             --             --            48.7
Inventories.............      277.0      365.1      61.0        (42.3)(28)      10.2 (3)       23.4 (17)     694.4
Prepaid expenses and
 income tax benefits....      113.2       58.2       4.7         (5.8)(28)      10.7 (4)        2.2 (18)     183.1
                           --------   --------    ------     --------       --------         ------       --------
    Total current
     assets.............    1,139.2    1,201.3     149.1       (135.5)        (747.0)          20.5        1,627.6
Property, plant and
 equipment..............      313.9    1,089.5      80.6       (109.4)(28)      75.4 (5)       29.6 (19)   1,479.6
Goodwill................      143.8      342.2       --         (66.8)(28)   1,715.0 (6)      519.4 (20)   2,653.6
Other intangible assets.       48.4       17.9      16.7          --           297.8 (7)        --           380.8
Business investments and
 other assets...........      156.8      469.2      23.7        (74.9)(28)     161.5 (8)        7.7 (21)     744.0
                           --------   --------    ------     --------       --------         ------       --------
    Total assets........   $1,802.1   $3,120.1    $270.1     $ (386.6)      $1,502.7         $577.2       $6,885.6
                           ========   ========    ======     ========       ========         ======       ========
Short-term debt.........   $   28.6   $  125.4    $  --      $   (0.5)(28)  $    --           $ --        $  153.5
Accounts payable........      102.3      326.3      22.7        (38.5)(28)      (2.6)(2)       (2.0)(22)     408.2
Accrued compensation....       36.8       57.6      24.1        (10.9)(28)       --             --           107.6
Accrued customer
 incentives.............       22.4        --       10.5          --             --             --            32.9
Restructuring reserves..       31.5        --        --           --           150.0 (9)       15.0 (23)     196.5
Current portion of
 asbestos liability.....        --       101.3       --           --             --             --           101.3
Other accrued
 liabilities............      108.0      305.3      19.4        (22.0)(28)       --             --           410.7
                           --------   --------    ------     --------       --------         ------       --------
    Total current
     liabilities........      329.6      915.9      76.7        (71.9)         147.4           13.0        1,410.7
Long-term debt..........      273.1      469.5       --          (2.1)(28)   1,220.4 (1)      491.8 (15)   2,452.7
Postemployment benefits.      190.9      223.7      46.8        (12.3)(28)       6.4 (10)     (18.0)(24)     437.5
Noncurrent portion of
 asbestos liability.....        --       948.7                    --           329.0 (11)       --         1,277.7
Other accrued
 liabilities............       64.2       53.8       6.6        (43.5)(28)      53.7 (12)       6.0 (25)     140.8
                           --------   --------    ------     --------       --------         ------       --------
    Total liabilities...      857.8    2,611.6     130.1       (129.8)       1,756.9          492.8        5,719.4
Minority interest-
 preferred securities of
 affiliates.............      575.0        --        --           --             --             --           575.0
Minority interest,
 other..................        --        42.0       --           --             --             --            42.0
Series C ESOP preferred
 stock..................       49.0        --        --           --             --             --            49.0
Series E preferred
 stock..................        --         --                     --                          225.0 (26)     225.0
Common stock............      201.0      361.1       --           --          (361.1)(13)       --           201.0
Additional paid-in
 capital................      332.6        4.4       --           --            (4.4)(13)       --           332.6
Retained earnings
 (Accumulated deficit),
 currency translation
 and other..............     (191.5)     101.0     140.0       (256.8)(28)     111.3 (14)    (140.6)(27)    (236.6)
Unearned ESOP
 compensation...........      (21.8)       --        --           --             --             --           (21.8)
                           --------   --------    ------     --------       --------         ------       --------
    Total equity........      369.3      466.5     140.0       (256.8)        (254.2)          84.4          549.2
                           --------   --------    ------     --------       --------         ------       --------
                           $1,802.1   $3,120.1    $270.1     $ (386.6)      $1,502.7         $577.2       $6,885.6
                           ========   ========    ======     ========       ========         ======       ========

          See accompanying notes to Unaudited Pro Forma Balance Sheet.

                NOTES TO THE UNAUDITED PRO FORMA BALANCE SHEET
                 (DOLLARS IN MILLIONS UNLESS OTHERWISE NOTED)

RELATING TO THE PURCHASE OF T&N:

 (1) To reflect the net effect of the following adjustments:

                                                               CASH      DEBT
                                                             --------  --------
      Proceeds from the issuance of debt...................  $2,300.0  $2,300.0
      Acquisition of T&N shares............................  (2,434.2)      --
      Payoff of existing T&N debt..........................    (469.5)   (469.5)
      Cash used from T&N asbestos fund to pay down debt....    (130.0)   (130.0)
      Proceeds from the exercise of T&N stock options at
       close...............................................      52.6       --
      Estimated proceeds from sale of the T&N Bearings
       Business............................................     560.9       --
      Pay down debt and other liabilities using proceeds
       from sale of the T&N Bearings Business..............    (560.9)   (436.6)
      Proceeds from sale of Kolbenschmidt AG share purchase
       options.............................................      43.5       --
      Pay down debt using proceeds from sale of
       Kolbenschmidt AG share purchase options.............     (43.5)    (43.5)
      Debt issuance costs..................................     (32.2)
      Other fees...........................................     (27.0)
      Penalty for early retirement of private placement
       debt of T&N.........................................     (25.0)
                                                             --------  --------
                                                             $ (765.3) $1,220.4
                                                             ========  ========

 (2) To eliminate intercompany accounts receivable and accounts payable between Federal-Mogul and T&N

 (3) To reflect the net effect of the following adjustments:

      Adjustment of inventories acquired to estimated fair value......... $11.0
      Elimination of intercompany profit in ending inventory.............  (0.8)
                                                                          -----
                                                                          $10.2
                                                                          =====

 (4) To record the current deferred income tax effects of the balance sheet adjustments

 (5) To adjust property, plant and equipment acquired to estimated fair value

 (6) To record estimated acquired goodwill as the excess of the preliminary purchase price paid and estimated costs incurred relating to the acquisition over the estimated fair value of identifiable net assets acquired

 (7) To adjust other identifiable intangible assets acquired to estimated fair value

 (8) To reflect the net effect of the following adjustments:

      Adjustment of pension assets acquired to estimated fair value.... $131.6
      Debt issuance costs..............................................   32.2
      Other............................................................   (2.3)
                                                                        ------
                                                                        $161.5
                                                                        ======

 (9) To provide for estimated severance and exit costs relating to T&N

(10) To adjust postemployment benefit liabilities acquired to estimated fair value

(11) To record estimated fair value of the acquired asbestos liability

(12) To reflect the net effect of the following adjustments:

      Estimated fair value of reserves for returns, allowances and environmental..................................................... $41.3
      Adjustment of the noncurrent deferred income tax asset for pro forma balance sheet adjustments...................................  12.4
                                                                          -----
                                                                          $53.7
                                                                          =====

(13) To eliminate the historical common stock and additional paid in capital of T&N

(14) To reflect the net effect of the following adjustments:

      Elimination of historical retained earnings of T&N, net of the
       T&N Bearings Business........................................... $155.6
      Penalty for early retirement of private placement debt of T&N....  (25.0)
      Estimated purchased research and development costs...............  (18.6)
      Elimination of the profit in ending inventory on intercompany
       sales between Federal-Mogul and T&N.............................   (0.7)
                                                                        ------
                                                                        $111.3
                                                                        ======

RELATING TO THE PURCHASE OF FEL-PRO:

(15) To reflect the net effect of the following adjustments:

                                                                  CASH    DEBT
                                                                 ------  ------
      Proceeds from the issuance of debt........................ $491.8  $491.8
      Acquisition of Fel-Pro.................................... (491.8)    --
      Other fees................................................    (.9)    --
                                                                 ------  ------
                                                                 $  (.9) $491.8
                                                                 ======  ======

(16) To reflect the net effect of the following adjustments:

      Elimination of intercompany accounts receivable.................... $(2.0)
      Increase in allowance for doubtful accounts........................  (2.2)
                                                                          -----
                                                                          $(4.2)
                                                                          =====

(17) To reflect the net effect of the following adjustments:

      Adjustment of inventories acquired to estimated fair value......... $24.0
      Elimination of intercompany profit in ending inventory.............  (0.6)
                                                                          -----
                                                                          $23.4
                                                                          =====

(18) To record the current deferred income tax effects of the balance sheet adjustments

(19) To adjust property, plant and equipment acquired to estimated fair value

(20) To record estimated acquired goodwill as the excess of the preliminary purchase price paid and estimated costs incurred relating to the acquisition over the estimated fair value of identifiable net assets acquired

(21) To record the noncurrent deferred income tax effects of the balance sheet adjustments

(22) To eliminate intercompany accounts payable between Federal-Mogul and Fel-
     Pro

(23) To provide for estimated severance and exit costs relating to Fel-Pro

(24) To adjust postemployment benefits acquired to estimated fair value

(25) To record the estimated fair value reserves for returns, allowances and environmental

(26) To record the issuance of Series E Mandatory Exchangeable Preferred Stock, exchangeable into Common Stock, to the former owners of Fel-Pro

(27) To reflect the net effect of the following adjustments:

      Elimination of the historical equity of Fel-Pro................. $(140.0)
      Elimination of intercompany profit in ending inventory..........     (.6)
                                                                       -------
                                                                       $(140.6)
                                                                       =======

RELATING TO THE DIVESTITURE OF THE T&N BEARINGS BUSINESS:

(28) To eliminate the historical balance sheet of the T&N Bearings Business. The estimated effects of the sale of the T&N Bearings Business are located in the T&N pro forma adjustments.

              SELECTED CONSOLIDATED FINANCIAL DATA--FEDERAL-MOGUL

  The following selected historical consolidated financial information of Federal-Mogul with respect to each year in the three-year period ended December 31, 1997 is derived from the Federal-Mogul Audited Financial Statements. Such consolidated financial statements have been audited by Ernst & Young LLP, independent certified public accountants. The unaudited financial information for the three-month periods ended March 31, 1998 and 1997 have been derived from the Federal-Mogul Unaudited Financial Statements. The Federal-Mogul Unaudited Financial Statements are unaudited, but in the opinion of management, reflect all adjustments necessary for a fair presentation of such information. The selected consolidated financial information provided below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations--Federal-Mogul" and the consolidated financial statements of Federal-Mogul and the notes thereto incorporated by reference herein. Subsequent to the dates in respect of which the data below are given, on June 10, 1998, Federal-Mogul completed the sale of 10,537,093 shares of its Common Stock in an underwritten public offering. Net proceeds to Federal-Mogul from that offering, after deducting estimated underwriting discounts and offering expenses, were approximately $592.3 million. See "June 1998 Common Stock Offering."

                                                        THREE MONTHS ENDED
                                                            MARCH 31,
                           YEAR ENDED DECEMBER 31,         (UNAUDITED)
                          ----------------------------  -------------------
                            1997      1996      1995     1998(1)     1997
                          --------  --------  --------  ---------  --------
                             (DOLLARS IN MILLIONS, EXCEPT PER SHARE
                                            AMOUNTS)
CONSOLIDATED STATEMENT
 OF OPERATIONS DATA:
Net sales...............  $1,806.6  $2,032.7  $1,999.8  $   658.0  $  485.6
Costs of products sold..   1,381.8   1,660.5   1,602.2      496.7     373.5
                          --------  --------  --------  ---------  --------
Gross margin............     424.8     372.2     397.6      161.3     112.1
Selling, general and
 administrative
 expenses...............    (286.2)   (333.8)   (299.3)    (108.2)    (78.4)
Purchased in-process
 research and
 development charge.....       --        --        --       (18.6)      --
Gain on sales of
 businesses.............       --        --       24.0        --        --
Restructuring (charges)
 credits................       1.1     (57.6)    (26.9)     (10.5)      --
Reengineering and other
 related (charges)
 credits................       1.6     (11.4)    (13.9)       --        --
Adjustment of assets
 held for sale to fair
 value and
 other long lived
 assets.................      (2.4)   (151.3)    (51.8)     (20.0)      --
Interest expense........     (32.0)    (42.6)    (37.3)     (15.5)     (9.8)
Interest income.........       7.1       2.9       9.6        6.7       0.7
International currency
 exchange losses........      (0.6)     (3.7)     (2.9)      (1.1)     (0.1)
British pound currency
 option and foreign
 contract, net..........     (10.5)      --        --        13.3       --
Other expense, net......      (3.4)     (3.4)     (2.4)      (5.8)     (2.0)
                          --------  --------  --------  ---------  --------
   Earnings (Loss)
    before income taxes
    and extraordinary
    item................      99.5    (228.7)     (3.3)       1.6      22.5
Income tax expense
 (benefit)..............      27.5     (22.4)      2.5        8.8       8.6
                          --------  --------  --------  ---------  --------
   Net Earnings (Loss)
    before extraordinary
    item................      72.0    (206.3)     (5.8)      (7.2)     13.9
                          ========  ========  ========  =========  ========
Extraordinary item--loss
 on early retirement of
 debt, net of applicable
 income tax benefit.....      (2.6)      --        --         --        --
                          --------  --------  --------  ---------  --------
   Net Earnings (Loss)..      69.4    (206.3)     (5.8)      (7.2)     13.9
Preferred dividends.....       5.5       8.7       8.9        0.8       2.1
                          --------  --------  --------  ---------  --------
   Net Earnings (Loss)
    Available to Common
    Shareholders........  $   63.9  $ (215.0) $  (14.7) $    (8.0) $   11.8
                          ========  ========  ========  =========  ========
Dividends declared per
 share..................  $   0.48  $   0.48  $   0.48  $    0.12  $   0.12
                          ========  ========  ========  =========  ========
COMMON SHARE SUMMARY
 (DILUTED):
Income (loss) before
 extraordinary item.....  $   1.67  $  (6.20) $   (.42) $    (.20) $    .32
Extraordinary item......      (0.6)      --        --         --        --
                          --------  --------  --------  ---------  --------
   Net Earnings (Loss)
    Per Common Share....  $   1.61  $  (6.20) $   (.42) $    (.20) $    .32
                          ========  ========  ========  =========  ========
CONSOLIDATED BALANCE
 SHEET DATA:
Total assets............  $1,802.1  $1,455.2  $1,701.1  $ 7,398.7  $1,419.7
Short-term debt (2).....      28.6     280.1     111.9      837.8     258.7
Long-term debt..........     273.1     209.6     481.5    2,273.7     206.9
Shareholders' equity....     369.3     318.5     550.3      586.0     310.2
OTHER FINANCIAL
 INFORMATION:
Cash provided from (used
 by) operating
 activities.............  $  215.7  $  149.0  $  (34.7) $    82.7  $   28.1
Cash provided from (used
 by) investing
 activities.............      (5.5)    (12.5)   (109.4)  (2,586.5)      2.0
Cash provided from (used
 by) financing
 activities.............     298.1    (122.8)    138.5    2,063.9     (30.2)
EBITDA(3)...............     194.5      97.9     163.6       82.7      46.3
Expenditures for
 property, plant,
 equipment and other
 long term assets.......      49.7      54.2      78.5       19.5       8.4
Depreciation and
 amortization expense...      52.8      63.7      61.0       29.8      14.0

-------
(1) Reflects first time consolidation of T&N and Fel-Pro as of March 6, 1998 and February 24, 1998, respectively.
(2) Includes current maturities of long-term debt.
(3) "EBITDA" represents the sum of income before interest expense and income taxes, plus depreciation and amortization as well as nonrecurring charges including gains on the sale of businesses, restructuring and reengineering charges, adjustments of assets held for sale to fair value and other long lived assets, the net effect of British pound currency options and forward contract, and purchased in-process research and development charge. EBITDA should not be construed as a substitute for income from operations, net income or cash flow from operating activities, for the purpose of analyzing Federal-Mogul's operating performance, financial position and cash flows. EBITDA measures are calculated differently by other companies. As such, the EBITDA measures presented may not be comparable to other similarly titled measures of other companies. The Company has presented EBITDA because it is commonly used by investors to analyze and compare companies on the basis of operating performance and to determine a company's ability to service debt.

                   SELECTED CONSOLIDATED FINANCIAL DATA--T&N

  The following selected historical consolidated financial information of T&N with respect to each year in the two-year period ended December 31, 1997 is derived from the T&N Financial Statements. The T&N Financial Statements have been audited by KPMG Audit Plc, independent certified public accountants, and are stated in accordance with U.K. GAAP. The selected consolidated financial information provided below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations--T&N" and the T&N Financial Statements incorporated by reference herein.

                                                YEAR ENDED DECEMBER 31,
                                            --------------------------------
                                                 1997             1996
T&N HISTORICAL IN U.K. GAAP                 ---------------  ---------------
                                             (POUNDS STERLING IN MILLIONS)
CONSOLIDATED PROFIT AND LOSS ACCOUNTS
 DATA:
Total turnover excluding associated
 undertakings.............................  (Pounds)1,799.1  (Pounds)1,956.0
Cost of sales.............................         (1,293.5)        (1,418.3)
Other operating expenses..................           (331.6)          (370.3)
Other, net................................             11.2           (560.2)(1)
Tax on profit (loss) on ordinary
 activities...............................            (62.8)            (8.0)
                                            ---------------  ---------------
Profit/(loss) attributable to
 shareholders.............................  (Pounds)  122.4  (Pounds) (400.8)
                                            ===============  ===============
CONSOLIDATED BALANCE SHEET DATA:
Total assets..............................  (Pounds)1,576.2  (Pounds)1,558.3
Borrowings due within one year............            103.7             77.2
Borrowings due after more than one year...            285.4            260.2
Equity shareholders' funds at end of year.            191.4            118.3
                                                YEAR ENDED DECEMBER 31,
                                            --------------------------------
                                                 1997             1996
T&N PRO FORMA IN U.S. GAAP(2)(3)            ---------------  ---------------
                                                 (DOLLARS IN MILLIONS)
STATEMENT OF OPERATIONS DATA:
Net sales.................................  $       2,948.4  $       3,055.4
Costs and expenses........................         (2,698.7)        (4,058.6)(1)
Income tax (expense) benefit..............           (159.3)           278.5
                                            ---------------  ---------------
Net earnings (loss).......................  $          90.4  $        (724.7)
                                            ===============  ===============
CONSOLIDATED BALANCE SHEET DATA:
Total assets..............................  $       3,120.1  $       3,299.5
Short-term debt...........................            125.4             68.1
Long-term debt............................            469.5            445.2
Shareholders' equity......................            466.5            456.1
OTHER FINANCIAL INFORMATION:
Cash flow provided from (used by)
 operating activities.....................  $         268.8  $         115.6
Cash flow provided from (used by)
 investing activities.....................           (116.7)          (211.8)
Cash flow provided from (used by)
 financing activities.....................           (125.0)            80.1
EBITDA(4).................................            439.2            399.1
Expenditures for property, plant,
 equipment and other long term assets.....            170.9            179.2
Depreciation and amortization expense.....            167.6            161.9

--------
(1) Includes charge for asbestos related costs of (Pounds)515 million under U.K. GAAP and $1.164 billion under U.S. GAAP.
(2) The T&N historical financial statements were prepared in accordance with U.K. GAAP, which differs in certain significant respects from U.S. GAAP (see Note 29 to the T&N Financial Statements). The following table reconciles the T&N profit/loss attributable to shareholders as reported under U.K. GAAP to net earnings/loss as stated under U.S. GAAP:

                                                     1997            1996
                                                 -------------  --------------
                                                        (IN MILLIONS)
   Profit/(loss) attributable to shareholders
    as reported under U.K. GAAP--stated in
    pound sterling.............................  (Pounds)122.4  (Pounds)(400.8)
   Converted to U.S. dollars...................  $       201.4  $       (628.4)
   U.S. GAAP adjustments (in U.S. dollars):
    Amortization of goodwill...................          (11.2)           (5.3)
    Amortization--of patents...................           (2.6)           (2.5)
    Deferred taxation--full provision..........          (67.1)          158.7
    Tax effect of other U.S. GAAP reconciling
     items.....................................            3.0           121.8
    Pension costs..............................          (11.5)          (23.7)
    Asbestos provision discount................           (0.8)         (355.9)
    Depreciation on fixed asset revaluations...            9.5             9.7
    Carrying value of investments..............          (31.6)            --
    Other......................................            2.1             2.0
    Minority interests.........................           (0.8)           (1.1)
                                                 -------------  --------------
   Net earnings (loss).........................  $        90.4  $       (724.7)
                                                 =============  ==============

(3) Operating results and balance sheet data for 1997 have been translated at a rate of 1.6453 U.S. dollars to 1 pound sterling, and 1.6451 U.S. dollars to 1 pound sterling, respectively. Operating results and balance sheet data for 1996 have been translated at a rate of 1.5680 U.S. dollars to 1 pound sterling and 1.1710 U.S. dollars to 1 pound sterling, respectively.
(4) "EBITDA" represents the sum of income before interest expense and income taxes, plus depreciation and amortization as well as nonrecurring charges including gains on the sale of businesses, the cost and gains associated with options over shares of Kolbenschmidt AG, asbestos related costs and bid costs. EBITDA should not be construed as a substitute for income from operations, net income or cash flow operating activities, for the purpose of analyzing T&N's operating performance, financial position and cash flows. EBITDA measures are calculated differently by other companies. As such, the EBITDA measures presented may not be comparable to other similarly titled measures of other companies. The Company has presented EBITDA because it is commonly used by investors to analyze and compare companies on the basis of operating performance and to determine a company's ability to service debt.

                 SELECTED CONSOLIDATED FINANCIAL DATA--FEL-PRO

  The following selected historical consolidated financial information of Fel-Pro with respect to the years ended December 28, 1997 and December 29, 1996 is derived from the Fel-Pro Financial Statements. The Fel-Pro Financial Statements have been audited by Ernst & Young LLP, independent certified public accountants. The selected consolidated financial information provided below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations--Fel-Pro" and the Fel-Pro Financial Statements incorporated by reference herein.

                                                        YEAR ENDED   YEAR ENDED
                                                       DECEMBER 28, DECEMBER 29,
                                                           1997         1996
                                                       ------------ ------------
                                                         (DOLLARS IN MILLIONS)
STATEMENT OF OPERATIONS DATA:
Net sales............................................    $ 489.3      $ 448.0
Costs and expenses...................................     (442.3)      (408.7)
Income tax (expense) benefit.........................      (25.5)        (6.9)
                                                         -------      -------
Net earnings.........................................    $  21.5      $  32.4
                                                         =======      =======
CONSOLIDATED BALANCE SHEET DATA:
Total assets.........................................    $ 270.1      $ 261.8
Short-term debt......................................        --           --
Long-term debt.......................................        --           --
Shareholder's equity.................................      139.9        151.8
OTHER FINANCIAL INFORMATION:
Cash provided from (used by) operating activities....    $  51.7      $  31.1
Cash provided from (used by) investing activities....      (18.5)       (30.6)
Cash provided from (used by) financing activities....      (33.2)        (0.5)
EBITDA(1)............................................       58.4         50.5
Expenditures for property, plant, equipment and other
 long term assets....................................       18.3         14.1
Depreciation and amortization expense................       11.5         11.3

--------
(1) "EBITDA" represents the sum of income before income taxes, plus depreciation and amortization. EBITDA should not be construed as a substitute for income from operations, net income or cash flow from operating activities, for the purpose of analyzing Fel-Pro's operating performance, financial position and cash flows. EBITDA measures are calculated differently by other companies. As such, the EBITDA measures presented may not be comparable to other similarly titled measures of other companies. The Company has presented EBITDA because it is commonly used by investors to analyze and compare companies on the basis of operating performance and to determine a company's ability to service debt.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

OVERVIEW

  Federal-Mogul is a leading global manufacturer and distributor of a broad range of vehicular components for automobiles and light trucks, heavy duty trucks, farm and construction vehicles and industrial products. The Company's principal customers include many of the world's major original equipment manufacturers of such vehicles and industrial products. The Company also manufactures and supplies its products and related parts to the aftermarket.

  The Company, which had traditionally focused on the manufacture and distribution of engine bearings and sealing systems, in 1990 began to add retail auto stores in various domestic and international locations. These geographically-dispersed stores proved burdensome to manage and resulted in substantial operating losses. In the fourth quarter of 1996, Federal-Mogul underwent a change of management, following which the Company initiated a significant restructuring program designed to refocus the Company on its core competency of manufacturing. As part of such restructuring, Federal-Mogul took the following actions: (i) closed international aftermarket distribution centers in Malaysia and Singapore; (ii) divested 72 international retail aftermarket operations and sold or restructured 25 wholesale aftermarket operations; (iii) closed its Leiters Ford, Indiana manufacturing facility and consolidated its lighting products operations in Juarez, Mexico; (iv) consolidated certain of its North American warehouse facilities; (v) consolidated its customer support functions previously housed in Phoenix, Arizona into the Company's Southfield headquarters; (vi) consolidated its European aftermarket management functions in Geneva, Switzerland into the Wiesbaden, Germany manufacturing headquarters; and (vii) streamlined certain of its administrative and operational staff functions worldwide. In addition, by the end of the first quarter of 1998, the Company expects to have successfully exited all of its retail businesses, except for Puerto Rico where the Company continues to seek a buyer.

  In connection with the restructuring, Federal-Mogul also began to pursue a growth strategy of acquiring complementary manufacturing companies that enhance Federal-Mogul's product base, expand its global manufacturing operations and provide opportunities to capitalize on Federal-Mogul's aftermarket distribution network and technological resources.

  On March 6, 1998, Federal-Mogul completed its cash offer to acquire all outstanding common stock of T&N for 260 pence per share. On February 24, 1998, Federal-Mogul acquired all the equity interests of Fel-Pro. See "T&N and Fel-Pro Acquisitions."

  The Company also acquired Bimet S.A. ("Bimet") during the first quarter of 1998 and increased its ownership in Federal-Mogul/Bruss Sealing Systems ("Summerton") and KFM Bearing Co., Ltd. ("KFM"), as well as divesting its minority interest in G. Bruss GmbH & Co. KG ("Bruss"). See notes 2 and 7 to the "Federal-Mogul Unaudited Interim Financial Statements."

  The consolidated statement of operations for the three months ended March 31, 1998 includes the operating results of T&N and Fel-Pro from their respective acquisition dates. Operating results for the T&N Bearings Business and Fel-Pro chemical business (which includes amortization expense for goodwill allocated to the businesses and interest expense relating to the holding costs of the businesses) have been excluded from the condensed consolidated statement of operations for the three months ended March 31, 1998.

                                 FEDERAL-MOGUL

                THREE MONTHS ENDED MARCH 31, 1998 COMPARED WITH
                       THREE MONTHS ENDED MARCH 31, 1997

THE FOLLOWING IS BASED ON TEXT INCLUDED IN FEDERAL-MOGUL'S QUARTERLY REPORT ON
 FORM 10-Q FILED IN RESPECT OF THE THREE-MONTH PERIOD ENDED MARCH 31, 1998 AND
                            SPEAKS AS OF THAT DATE.

RESULTS OF OPERATIONS

  Following the acquisitions of T&N and Fel-Pro, Federal-Mogul's integrated operations are being reorganized to realize synergies and effectively coordinate operations. Operations will be conducted through three manufacturing operating units corresponding to major product areas: Powertrain Systems, Sealing Systems and General Products. The major product categories in Powertrain Systems include engine bearings and piston products. Sealing Systems includes dynamic seals and gaskets. General Products include camshafts, friction products, sintered products, systems protection products and a number of smaller product lines. The Worldwide Aftermarket organization is responsible for the Company's global aftermarket sales, marketing and distribution.

 Net Sales

  Sales for the first quarter of 1998 were $658.0 million compared to $485.6 million in the same 1997 quarter. The 35.5% increase in net sales is primarily attributable to the acquisitions of T&N and Fel-Pro, the results of which were included from their respective dates of acquisition. Excluding the impact of T&N and Fel-Pro acquisitions and the impact of previously divested retail aftermarket businesses, net sales decreased 2.3%.

  Powertrain Systems sales were $279.0 million for the first quarter of 1998 compared to $209.2 million for the same 1997 quarter. Approximately $84 million of the 33.4% increase related to sales of T&N. Excluding the acquisition of T&N and powertrain products previously sold through the divested retail aftermarket businesses, sales were relatively flat compared to 1997.

  Sealing Systems sales were $163.3 million in the first quarter of 1998 compared to $83.8 million in the first quarter of 1997. Approximately $20 million of the 94.9% increase related to sales of T&N and approximately $52 million related to sales of Fel-Pro. Excluding the acquisitions of T&N and Fel-Pro and sealing products previously sold through the divested retail aftermarket businesses, sales increased 9.7% due to strong heavy duty and industrial sales.

  General Products sales were $215.7 million in the first quarter of 1998 compared to $192.6 million in 1997. Approximately $69 million of the 12.0% increase related to sales of T&N. Excluding the acquisitions of T&N and general products previously sold through the divested retail aftermarket businesses, sales decreased 10.2% primarily due to continuing softness in the North American aftermarket business.

 Cost of Products Sold

  Cost of products sold as a percent of net sales decreased to 75.5% for the first quarter of 1998 from 76.9% for the same 1997 quarter. Excluding the effect of a $10.9 million charge in the first quarter of 1998 associated with the purchase accounting write-up of acquired inventory to fair value and the subsequent sale of this inventory at the higher cost, as well as a $3.5 million write-down of inventory associated with the Puerto Rico retail aftermarket to be divested, cost of products sold as a percent of sales decreased to 73.3%. Management attributes this decrease to productivity improvements, cost controls, streamlined operations, the divestiture of underperforming assets and the acquisitions previously discussed.

 Selling, General and Administrative Expenses

  Selling, general and administrative ("SG&A") expenses as a percent of net sales increased to 14.9% for the first quarter of 1998 compared to 15.6% for the first quarter of 1997. The decrease is primarily attributable to the benefits of prior restructuring actions and the divestiture of retail aftermarket businesses, slightly offset by a $1.1 million charge related to Year 2000 costs.

 Amortization Expense

  Amortization expense in the first quarter of 1998 was $10.1 million compared to $2.5 million for the first quarter of 1997. The increase in amortization expense was attributable to the expense related to the increase in goodwill and other intangible assets associated with the T&N and Fel-Pro acquisitions.

 Purchased In-Process Research and Development Charge

  The Company recognized an $18.6 million charge in the first quarter of 1998 associated with the estimated fair value of in-process research and development costs allocated in purchase accounting to a portion of the total consideration paid.

 Restructuring Charges

  During the first quarter of 1998, the Company recognized a $10.5 million restructuring charge related to operations in place prior to the acquisitions of T&N and Fel-Pro. The restructuring charge included $10.2 million and $0.3 million for severance and exit costs, respectively. Employee severance costs result from planned terminations in various business operations of the Company. The severance costs were based on the estimated levels that will be paid to the affected employees pursuant to the Company's workforce reduction policies and certain foreign governmental regulations. The Company anticipates that the actions related to the first quarter 1998 restructuring plan will be completed primarily within one year.

 Rationalization of Acquired Businesses

  In connection with the previously discussed acquisitions, the Company recognized approximately $151 million in reserves related to the rationalization and integration of acquired businesses. The rationalization reserves provide for approximately $125 million and $26 million in severance and exit costs, respectively.

  The components of the integration plan include: closure of four manufacturing facilities worldwide; relocation of highly manual manufacturing product lines to lower cost regions or more suitable locations; consolidation of overlapping manufacturing, technical and sales facilities and joint ventures; closure of two aftermarket central warehouses and five in-country warehouses; consolidation of aftermarket marketing and customer support functions; and streamlining of administrative, sales, marketing and product engineering staffs worldwide. An anticipated result of the integration plan and the restructuring will be a reduction of approximately 4,200 full-time employees.

  In addition to the $10.5 million restructuring charge and the $151 million rationalization reserve, the Company expects to incur additional expenses of approximately $43 million necessary to complete the integration of the acquired companies. The anticipated annual synergy associated with the restructuring, rationalization and integration is expected to be moderately in excess of these costs in the year 2000.

 Adjustment of Assets Held for Sale to Fair Value

  In addition to the T&N Bearings Business and chemical businesses held for sale, during the first quarter of 1998 the Company decided to sell its subsidiary, Bertolotti Pietro e Figli, S.r.l. ("Bertolotti"), conducting aftermarket operations in Italy. The carrying value of Bertolotti's assets have been reduced to its fair value based on estimates of selling values less costs to sell, calculated using multiples of earnings similar to recent automotive industry transactions in Italy. The Company recognized a $20.0 million first quarter charge primarily associated with the write-down of Bertolotti's assets to the estimated fair value. The Company expects to complete the sale of Bertolotti within one year.

  As part of its 1996 restructuring plan, the Company continued to close or sell certain retail aftermarket operations during the first quarter of 1998. As of March 31, 1998, retail aftermarket operations that continue to be held for sale include those in Puerto Rico. Net cash proceeds received for those retail aftermarket locations sold in the first quarter approximated $2 million. No gain or loss was recognized on the dispositions of those retail aftermarket locations, as the related assets had been previously adjusted to fair value.

 Interest Expense

  Interest expense in the first quarter of 1998 was $15.5 million compared to $9.8 million for the first quarter of 1997. The increase in interest expense is attributable to the interest expense related to the financing of the T&N and Fel-Pro acquisitions slightly offset by reduced preacquisition debt levels as compared to the first quarter of 1997.

 Net Gain on British Pound Currency Option and Forward Contract

  In the fourth quarter of 1997, in anticipation of the then pending T&N acquisition, the Company purchased a British pound currency option for $28.1 million with a notional amount of $2.5 billion. In January 1998, the Company settled the option and recognized a loss of $17.3 million.

  Also in January 1998, in anticipation of the then pending T&N acquisition, the Company entered into a forward contract to purchase (Pounds)1.5 billion for a notional amount of approximately $2.45 billion. As a result of favorable exchange fluctuations in the British pound/U.S. dollar exchange rate experienced during the contract period, the Company recognized a $30.6 million gain.

  The Company entered into the above transactions to effectively serve as economic hedges for the purchase of T&N. Such transactions, however, do not qualify for "hedge accounting" under U.S. GAAP, and therefore the loss on the British pound currency option and the gain on the British pound forward contract are reflected in the statement of operations caption "Net gain on British pound currency option and forward contract."

 Income Tax Expense

  During the first quarter of 1998, the Company recognized charges for adjustment of assets held for sale to fair value and purchased research and development and recognized a net gain on the British pound currency option and forward contract. These transactions resulted in a pre-tax net charge of $25.3 million. The net income tax benefit related to these transactions totaled $2.1 million.

 Pro Forma Results

  The following unaudited pro forma financial information for the three months ended March 31, 1998 and 1997 assume the T&N and Fel-Pro acquisitions occurred as of the beginning of the respective periods, after giving effect to certain adjustments, including the amortization of intangible assets, interest expense on acquisition debt, divestitures of the T&N Bearings Business and Fel-Pro chemical business and income tax effects. The pro forma results (in millions of dollars, except per share data) have been prepared for comparative purposes only and are not necessarily indicative of the results of operations which may occur in the future or that would have occurred had the acquisitions of T&N and Fel-Pro been consummated on the dates indicated, nor are they necessarily indicative of the Company's future results of operations.

                                                              UNAUDITED PRO
                                                             FORMA FINANCIAL
                                                            INFORMATION THREE
                                                              MONTHS ENDED
                                                                MARCH 31,
                                                            ------------------
                                                              1998      1997
                                                            --------  --------
      Net sales............................................ $1,193.6  $1,247.9
      Net loss............................................. $  (16.5) $   (7.0)
      Loss per share....................................... $  (0.44) $  (0.28)
      Loss per share assuming dilution..................... $  (0.44) $  (0.28)

  The unaudited pro forma financial information for the three months ended March 31, 1998 include charges for adjustment of assets held for sale to fair value, restructuring, the effect of the previously described purchase accounting write-up of acquired inventory to fair value and writedown of inventory associated with the Puerto Rico retail aftermarket business to be divested, and certain other charges. Also included in the 1998 unaudited pro forma financial information were the recognized net gain on the British pound currency option and forward contract and the gain on the Bruss divestiture. The net after tax effect of these transactions was a charge of approximately $19 million ($0.48 per diluted share).

  The $18.6 million charge for purchased in-process research and development has been excluded from the 1998 unaudited pro forma financial information.

LIQUIDITY AND CAPITAL RESOURCES

 Cash Flow Provided from Operating Activities

  Cash flow provided from operating activities was $82.7 million for the first quarter of 1998. Cash flow was generated primarily from a decrease in inventories of $36.8 million and net earnings adjusted for the non-cash charges of depreciation and amortization, purchased in-process research and development, restructuring and adjustment of assets held for sale to fair value. Partially offsetting these items was an increase in accounts receivable of $57.1 million.

 Cash Flow used by Investing Activities

  Cash flow used by investing activities was $2,586.5 million and was primarily related to the acquisitions of T&N, Fel-Pro, Bimet and the increase in ownership of Summerton and KFM partially reduced by the sale of the Company's interest in Bruss. Partially offsetting the acquisitions, the Company received proceeds from the sale of options which were acquired with the acquisition of T&N. In addition, capital expenditures of $19.5 million were made for property, plant and equipment to implement process improvements, information technology and new product introductions. Capital expenditures are anticipated to be approximately $235 million in 1998, primarily for enhanced manufacturing capabilities and process improvements.

 Cash Flow Provided from Financing Activities

  Cash flow provided from financing activities was $2,063.9 million for the first quarter of 1998 primarily from the increase in debt related to the acquisitions of T&N and Fel-Pro detailed below, partially offset by the related debt issuance fees of $33.3 million.

  In connection with the Company's effort to put into place a permanent capital structure with an appropriate combination of debt and equity to partially replace the Senior Credit Agreement and Senior Subordinated Credit Agreement debt, the Company on April 17, 1998 filed a registration statement with the Securities and Exchange Commission for the offering from time to time of up to an aggregate $2.5 billion of debt or equity securities (including shares of Common Stock registered for the account of the Selling Shareholders).

  In addition to the Offerings, the Company is also evaluating the possibility of issuing debt securities pursuant to such registration statement, all or a significant portion of the net proceeds of which the Company would use to refinance certain additional indebtedness of the Company. There can be no assurance that any such offering of equity or debt securities will be consummated. The accelerated payment, if any, of certain portions of the Senior Credit Agreement and Senior Subordinated Credit Agreement debt would result in a significant extraordinary charge due to the write-off of the issuance costs associated with the early retirement of debt. The total unamortized issuance costs related to the Senior Credit Agreement and Senior Subordinated Credit Agreement were approximately $56 million at March 31, 1998.

  In connection with the Fel-Pro acquisition the Company paid approximately $492 million cash which was provided through an existing revolving credit facility and three short-term loans and issued 1,030,325.6 shares of Federal-Mogul Series E Stock with an imputed value of $225 million. The shares of Series E Stock are exchangeable into shares of Common Stock at a rate of five shares of Common Stock per share of Series E Stock and pay dividends of $.12 per quarter per common stock equivalent. The Series E Stock are required to be exchanged no later than February 24, 1999, subject to certain conditions.

  The Company believes that cash flow from operations, together with borrowings available under the Company's revolving credit facility, will continue to be sufficient to meet its ongoing working capital requirements.

 Foreign Currency and Commodity Contracts

  The financial condition and results of operations of certain of the Company's operating entities are reported in various foreign currencies (principally pounds sterling, German marks, and to a lesser extent South African rand and French francs, among others) and then translated into U.S. dollars at the applicable exchange rate for inclusion in the Company's financial statements. As a result, the appreciation of the dollar against these foreign currencies will have a negative impact on the reported sales and operating margin of T&N and other subsidiaries as consolidated into the Company. Conversely, the depreciation of the dollar against these foreign currencies will have a positive impact.

  In addition, the Company incurs currency transaction risk whenever it or one of its foreign subsidiaries enters into either a purchase or sales transaction using a different currency than the relevant entity's functional currency. Currency transaction risk is reduced by matching revenues and costs with the same currency. Given the volatility of currency exchange rates, there can be no assurance that the Company will be able to effectively manage its currency transaction risks or that any volatility in currency exchange rates will not have a material adverse effect on the Company's financial condition or results of operations.

ASBESTOS LIABILITY AND LEGAL PROCEEDINGS

 T&N Asbestos

  As of March 31, 1998, the Company has provided $1.351 billion as its estimate for future costs related to resolving asbestos claims. In the United States, T&N plc and two of T&N plc's U.S. subsidiaries are among many defendants named in numerous court actions alleging personal injury resulting from exposure to asbestos or asbestos-containing products. T&N is also subject to asbestos-disease litigation, to a lesser extent, in the United Kingdom and to property damage litigation based upon asbestos in the United States. Because of the slow onset of asbestos-related diseases, management anticipates that similar claims will be made in the future. It is not known how many such claims may be made nor the expenditure which may arise therefrom. T&N has appointed the Center for Claims Resolution ("CCR") as its exclusive representative in relation to all asbestos-related personal injury claims made against the T&N Companies in the United States.

  Prior to its acquisition, T&N secured a 500 million pounds sterling (approximately $838 million at the March 31, 1998 exchange rate of 1 pound sterling to 1.6758 U.S. dollars) layer of insurance which will be triggered should the aggregate number of claims notified after June 30, 1996, where the exposure occurred prior to that date, exceed 690 million pounds sterling (approximately $1,156 million at the March 31, 1998 exchange rate). At March 31, 1998 the Company has recorded reserves for incurred but not reported claims up to the insurance level, which is 690 million pounds sterling.

  While management believes that estimated reserves, which have not been reduced by any potential insurance proceeds, are appropriate for anticipated losses arising from T&N's asbestos related claims, no assurance can be given that T&N will not be subject to material additional liabilities and significant additional litigation relating to asbestos. Any such liabilities or litigation could have a material adverse effect on the Company's results of operations, business, liquidity and financial condition.

 Federal-Mogul and Fel-Pro Asbestos

  Federal-Mogul Corporation also is one of a large number of defendants in a number of lawsuits brought by claimants alleging injury due to exposure to asbestos. In addition, Fel-Pro has been named as a defendant in approximately 18,000 product liability cases involving asbestos, primarily involving gasket or packing products sold to ship owners. The Company is defending all such claims vigorously and believes that it and Fel-Pro have substantial defenses to liability and adequate insurance coverage for defense and indemnity costs (though Fel-Pro has agreed with its insurers to pay 20% of defense costs, in exchange for the right to a significant role in decisions regarding litigation). While the outcome of litigation can't be predicted with certainty, management believes that asbestos claims pending against Federal-Mogul Corporation and Fel-Pro as of March 31, 1998 will not have a material effect on the Company's financial position. No related reserves, or payments, have been provided, or paid to date, related to asbestos claims pending against Federal-Mogul Corporation and Fel-Pro.

 Other

  The Company is involved in various other legal actions and claims, directly and through its subsidiaries (including T&N and Fel-Pro). After taking into consideration legal counsel's evaluation of such actions, management is of the opinion that its outcomes are not reasonably likely to have a material adverse affect on the Company's financial position, operating results, or cash flows.

OTHER MATTERS

 New Dividend Policy

  Dividends on the Common Stock of the Company are payable at the discretion of the Company's Board of Directors. Historically, quarterly dividends had been 12 cents per share. The Board of Directors has recently reduced the quarterly dividend and has declared a cash dividend payable in the second quarter of 1998 in the amount of one-quarter cent per share of Common Stock. The Company, consistent with its growth strategy, presently intends to retain future earnings in the business and therefore anticipates paying dividends at a comparable level in the foreseeable future.

 Effect of Accounting Pronouncements

  In 1997, the Financial Accounting Standards Board issued Statement No. 130 ("SFAS No. 130") "Reporting Comprehensive Income." SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The Company adopted Statement 130 as of January 1, 1998. The adoption of this statement had no impact on Federal Mogul's net earnings (loss) or shareholders' equity. SFAS No. 130 requires foreign currency translation adjustments and unrealized gains or losses on investments and derivative instruments to be included in other comprehensive income. Prior to the adoption of SFAS No. 130 these items were reported as a component of shareholders' equity.

  Total comprehensive income (loss), net of the related estimated tax, was $(4.6) million and $5.3 million for the three months ended March 31, 1998 and 1997, respectively.

 Subsequent Event

  In April 1998, the Company retired $251 million in private placement debt assumed in connection with the acquisition of T&N. The early retirement of the debt required a make whole payment of approximately $27 million, which will be recognized as an extraordinary loss in the second quarter of 1998 of approximately $19 million, net of the related tax benefit.

  YEAR ENDED DECEMBER 31, 1997 COMPARED WITH YEAR ENDED DECEMBER 31, 1996 AND
    YEAR ENDED DECEMBER 31, 1996 COMPARED WITH YEAR ENDED DECEMBER 31, 1995

    THE FOLLOWING IS BASED ON TEXT INCLUDED IN FEDERAL-MOGUL'S ANNUAL REPORT ON FORM 10-K FILED IN RESPECT OF THE YEAR ENDED DECEMBER 31, 1997 AND SPEAKS AS OF THAT DATE.

RESULTS OF OPERATIONS

 Net Sales

  Consolidated net sales decreased 11.1% in 1997, primarily due to the divestiture of certain international retail and wholesale operations, the sale of the heavy wall bearings operations in Brazil and Germany, the sale of the United States ball bearing business and continued softness in the North American aftermarket business. These decreases were partially offset by certain volume increases primarily in the original equipment business.

  Original equipment and aftermarket sales were:

                                                        1997     1996     1995
                                                      -------- -------- --------
                                                        (DOLLARS IN MILLIONS)
Original Equipment:
  Americas........................................... $  451.4 $  449.1 $  465.4
  International......................................    170.3    219.5    222.7
Aftermarket:
  United States and Canada...........................    699.1    759.8    780.8
  International......................................    485.8    604.3    530.9
                                                      -------- -------- --------
    Total sales...................................... $1,806.6 $2,032.7 $1,999.8
                                                      ======== ======== ========

  Original equipment business sales in the Americas were flat in 1997 as compared to 1996. However, excluding the effect of the Company's divestitures of its electrical products business in September 1996 and its United States ball bearing operations in November 1996, net sales increased 15.7% in 1997 compared to 1996. Management attributes this increase primarily to strong 1997 sales in its sealing products division. Sales decreased in 1996 as compared to 1995 due to the sale of the Precision Forged Products Division in April 1995 and the 1996 sales of the electrical products business and the United States ball bearings manufacturing operations, offset slightly by the acquisition of Seal Technology Systems Limited in September 1995. Excluding the effect of these acquisitions and divestitures, sales increased 2.7% in 1996.

  International original equipment business sales decreased in 1997 as compared to 1996 due to the effects of exchange rate fluctuations and the divestiture of the heavy wall bearing operations in Germany and Brazil completed on January 2, 1997. Excluding the effects of exchange rate fluctuations and the divestiture, sales increased 11.7%. Management attributes this increase to strong customer demand for sputter bearings and Glycodur material products. In 1996, sales decreased as compared to 1995 due to the Company's decision to exit some conventional engine bearing business that did not meet appropriate profitability levels.

  North American aftermarket sales decreased in 1997 as compared to 1996 due to continued weak sales in engine products. Sales decreased in 1996 as compared to 1995 primarily due to the elimination of special extended payment terms.

  International aftermarket business sales in 1997 as compared to 1996 decreased primarily due to the effects of foreign exchange fluctuations and the 1997 divestitures of operations in Turkey, Australia, South Africa and Chile. Excluding the effects of exchange and 1997 divestitures, sales were essentially flat. In 1996, sales increased as compared to 1995 due to the full year impact of the acquisitions of Bertolotti in June 1995 and Centropiezas in September 1995, and to a lesser extent, volume and pricing increases in Mexico, increased sales volume in Australia and new local operations in Brazil. These increases were partially offset by $21 million resulting from the devaluation of the South African rand and a decrease in Venezuela due to a recession.

  Original equipment sales as a percentage of total sales of the Company increased to 34.4% in 1997 from 32.8% in 1996, with a corresponding decrease in aftermarket sales. This shift in 1997 reflects the Company's pursuit and implementation of its strategy to focus on manufacturing and distribution, as demonstrated by the previously discussed 1997 divestitures and planned acquisitions. Previously, as the Company was implementing its retail growth strategy, original equipment sales as a percentage of total sales of the Company decreased to 32.8% in 1996 from 34.4% in 1995, with a corresponding increase in aftermarket sales.

 Cost of Products Sold

  Cost of products sold as a percent of net sales decreased to 76.5% in 1997 compared to 81.7% for 1996. The decrease is primarily due to the 1997 divestitures of less profitable operations and productivity improvements in the North American aftermarket and the Americas original equipment business. In addition, a portion of the 1997 decrease is attributable to 1996 third and fourth quarter charges incurred of $8 million for customer incentive programs and $13 million for excess and obsolete inventory. See "--Changes in Accounting Estimates."

  Cost of products sold as a percent of net sales increased to 81.7% in 1996 compared to 80.2% in 1995. The increase is primarily attributable to 1996 third and fourth quarter charges incurred of $8 million for customer incentive programs and $13 million for excess and obsolete inventory. See "--Changes in Accounting Estimates."

 Selling, General and Administrative Expenses

  SG&A expenses as a percent of net sales decreased to 15.8% for 1997 compared to 16.4% for 1996. In contrast, SG&A expenses as a percent of net sales increased to 16.4% for 1996 compared to 15.0% for 1995. The 1997 decrease and 1996 increase in SG&A as a percent of net sales is primarily attributable to bad debt expense, customer incentive programs and environmental and legal matters (see "--Changes in Accounting Estimates" of $3 million for bad debt expense, $8 million for customer incentive programs and $9 million for environmental and legal matters) incurred in the third and fourth quarters of 1996. In addition, the 1996 increase was partially due to higher SG&A costs in the international aftermarket business.

 Changes in Accounting Estimates

  In 1996, the Company made certain changes in accounting estimates totaling $51 million in the third and fourth quarters attributable to 1996 events and new information becoming available. The changes in accounting estimates included the following:

  Customer Incentive Programs: The increase in the provision for customer incentive programs of $18 million resulted from contractual changes implemented primarily in the third and fourth quarters of 1996 with certain customers, new sales programs, additional customer participation in these programs and current experience with these programs.

  Excess and Obsolete Inventory: Business volume growth remained below expectations in 1996, principally in the third and fourth quarters, causing a build up of certain inventories beyond anticipated demand. In addition, the Company's strategic initiative to focus on its manufacturing business and divest its retail and certain aftermarket businesses and the sale of the U.S. ball bearings operations in the fourth quarter adversely affected the utility of the North American aftermarket business inventory. As a result, the Company recorded an additional $13 million provision for excess and obsolete inventory.

  Bad Debts: The increase in the bad debt provision of $3 million was principally attributable to the deterioration of account balances of numerous low volume customers and termination of business with certain North American aftermarket customers during 1996.

  Environmental and Legal Matters: The environmental and legal provision was increased by $9 million due to the completion of environmental studies and related analyses, new issues arising and changes in the status of other legal matters.

  Other: The remaining $8 million of changes in accounting estimates is comprised of $1 million for changes in the workers' compensation reserve based on worsening experience in outstanding claims in certain older policy years, $3 million for interest capitalization, $2 million to adjust estimates of inventoriable costs and $2 million for other items.

 Sales of Businesses

  During 1997, the Company received $73.6 million in net cash proceeds from the sale of its aftermarket operations in South Africa, Australia and Chile, and its heavy wall bearing operations in Germany and Brazil.

  During 1996, the Company received $42.0 million in net cash proceeds from the sale of its United States ball bearings and electrical products manufacturing operations.

  Except for the sale of the electrical products manufacturing operations, sales of businesses in 1997 and 1996 relate to assets previously adjusted to fair value. See "--Adjustment of Assets Held for Sale to Fair Value and Other Long Lived Assets." Accordingly, no gain or loss was recognized on the date of sale related to these transactions. In addition, no gain or loss was recognized related to the sale of the electrical products manufacturing operations.

  During 1995, the Company sold its equity interest in Westwind Air Bearings, Limited, recognizing a pretax gain of $16.2 million and its Precision Forged Products Division for a pretax gain of $7.8 million.

 Restructuring Charges

  Primarily as a result of the amendments to the 1996 restructuring plan, described previously in this section, the Company's 1997 operating results were increased by $23.1 million for the reversal of previously recognized 1996 and 1995 restructuring charges. Offsetting this reversal is a $22.0 million charge for new 1997 restructuring programs. The net impact on 1997 operations, as a result of the restructuring activities, was a credit of $1.1 million. The 1997 charge includes $3.1 million for exiting certain European aftermarket product lines and the related employment reductions, $6.8 million for termination of certain European administrative and support personnel, $7.5 million for additional exit and severance costs related to the Puerto Rican retail operations, $2.6 million for consolidation and reconfiguration of the North American aftermarket service branch network and $2.0 million for other actions. The Company anticipates that the actions related to the 1997 restructuring plan will be complete by the end of 1998, and that most of the severance and exit costs will be paid in 1998.

  In the fourth quarter of 1996, the Company recognized a restructuring charge of $57.6 million for costs associated with employee severance, exit and consolidation costs for 132 international retail operations and 30 wholesale aftermarket operations, rationalization of European manufacturing operations, consolidation of lighting products, consolidation or closure of certain North American warehouse facilities, consolidation of customer support functions in the United States and streamlining of administrative and operational staff functions worldwide. The charge consists of $22.7 million for the sale of 132 international retail aftermarket and 30 wholesale aftermarket operations, $14.7 million for corporate employee severance costs, $7.7 million for the rationalization of European manufacturing operations, $5.3 million for consolidation or closure of certain North American warehouse facilities, $2.8 million for consolidation of customer support functions in the United States, $2.5 million for closure of the Leiters Ford facility and $1.9 million for other miscellaneous actions, including the consolidation of the European aftermarket management function into the European manufacturing headquarters. The Company's 1997 progress and actual implementation of the 1996 restructuring plan resulted in 1997 operating results being increased by $20.8 million for severance and $1.4 million of exit and consolidation costs being reversed. The Company expects to pay out most of the remaining 1996 severance and exit costs in 1998.

  Results of operations in the second and fourth quarters of 1995 include restructuring charges of $6.1 million and $20.8 million, respectively. These charges were comprised of $20.1 million for employee severance and $6.8 million for exit costs and consolidation of certain facilities. The workforce reductions and consolidation of facilities were completed as of December 31, 1996. Operating results for 1997 were increased by $0.9 million relating to 1995 exit costs being reversed. The Company expects to pay out the remaining 1995 exit costs in 1998.

 Reengineering and Other Related Charges

  Operating results for 1997 include a credit of $1.6 million relating to 1996 reengineering and other related charges being reversed.

  In 1996, the Company initiated an extensive effort to strategically review its businesses and focus on its competencies manufacturing, engineering and distribution. As a result of this process, the Company recognized a charge of $11.4 million for professional fees and personnel costs related to the strategic review of the Company and changes in management and related costs.

  In 1995, the Company recognized a charge of $13.9 million for reengineering and other costs. These costs included $7.0 million for professional fees and personnel costs, and $6.9 million primarily for certain other non-recurring costs relating to brand consolidation at the customer level of the Company's Federal-Mogul(R), TRW(R) and Sealed Power(R) branded engine parts.

 Adjustment of Assets Held for Sale to Fair Value and Other Long Lived Assets

  The Company continually reviews all components of its businesses for possible improvement of future profitability through acquisition, divestiture, reengineering or restructuring. The Company also continually reviews and updates its impairment reserves related to the divestiture of its remaining international retail aftermarket operations and adjusts the reserve components to approximate their net fair value.

  In the fourth quarter of 1997, the Company recognized a charge of $2.4 million to write-down certain long lived assets to fair value. As of December 31, 1997, assets held for sale primarily include retail aftermarket operations in Puerto Rico, Ecuador, Venezuela and Panama. By the end of the first quarter of 1998, the Company expects to have successfully exited all of its retail aftermarket businesses, except for Puerto Rico where the Company continues to seek a buyer.

  During 1996, management designed a restructuring plan to aggressively improve the Company's cost structure, streamline operations and divest the Company of underperforming assets. As part of this plan, the Company decided to sell 132 international retail aftermarket operations, sell or restructure 30 wholesale aftermarket operations and consolidate a North American manufacturing operation. The carrying value of assets held for sale was reduced to fair value based on estimates of selling values less costs to sell. Selling values used to determine the fair value of assets held for sale were determined using market prices (i.e., valuation multiples) of comparable companies from other 1996 transactions. The resulting adjustment of $148.5 million to reduce assets held for sale to fair value was recorded in the fourth quarter of 1996. As previously described in this section, the Company made significant progress related to the implementation of the 1996 restructuring plan. Also in 1996, based upon the final sale, the Company recognized an additional writedown of $2.8 million to the net asset value of the United States ball bearings operations. In 1995, the Company decided to sell the ball bearings operations and reduced the carrying value by $17.0 million to record assets held for sale at fair value.

  In 1995, the Company also decided to sell its heavy wall bearing operations in Germany and Brazil. The Company estimated the fair value of the businesses held for sale based on discussions with prospective buyers, adjusted for selling costs. The Company reduced its carrying value by $17 million to record assets held for sale at fair value. The heavy wall bearing operations were sold in January 1997 for net proceeds of $8.9 million, which approximated the carrying value of the assets at December 31, 1996.

  In addition, in 1995, the Company reduced the carrying value of certain other impaired long-lived assets by $17.8 million to record them at fair value. No further fair value adjustments were recorded for these assets in 1996 or 1997.

  Net sales for all assets held for sale and adjusted to fair value approximated $114 million, $335 million, and $322 million in 1997, 1996 and 1995, respectively. Net sales for the remaining retail aftermarket operations held for sale at December 31, 1997 approximated $44 million, $48 million and $22 million in 1997, 1996 and 1995, respectively.

 Interest Expense

  Interest expense decreased $10.6 million in 1997 to $32.0 million. The decrease was primarily due to a $188 million reduction of debt which resulted from improvements in working capital and the sale of the South African and Australian businesses. Although the Company decreased its debt by $104 million from 1995 to 1996, interest expense increased $5.3 million in 1996 primarily due to a higher average debt level than in 1995. Excluding the U.S. and European revolving credit facilities, which were classified as short-term debt during 1996 and as long-term debt during 1995, the weighted average interest rate for short-term debt increased to 10.9% for 1996 from 9.5% for 1995. The interest rate on the U.S. and European revolving credit facilities at December 31, 1996 and 1995 was 6.1% and 6.2%, respectively.

Income Taxes

  At December 31, 1997, the Company had deferred tax assets, net of a $44.4 million valuation allowance, of $140.5 million and deferred tax liabilities of $75.9 million.

  The net deferred tax asset of $64.6 million included the tax benefits of $58.2 million related to the Company's postretirement benefit obligation at December 31, 1997. The Company expects to realize the benefits associated with this obligation over a period of 35 to 40 years.

  The difference between the 1997 effective income tax rate and the statutory tax rate is principally due to utilization of losses on foreign investment and an income tax benefit related to the sales of the South African and Australian businesses (refer also to Note 16 of the Consolidated Financial Statements).

LIQUIDITY AND CAPITAL RESOURCES

  Cash flow from operations of $215.7 million in 1997 increased significantly during 1997 primarily due to increased earnings. The Company also reduced inventory from operations by $59.9 million in 1997. Inventory reductions in the North American aftermarket business were primarily responsible for the decrease. The decrease in North America aftermarket inventory is attributable to reduced lead times while still maintaining availability of products and modifying safety stock levels.

  Cash flow used by investing activities of $5.5 million in 1997 include $28.1 million for the British pound currency option, described later in this section, and $2.4 million for other professional fees paid in anticipation of the T&N acquisition. In addition, cash flows used by investing activities include the receipt of $73.6 million in net proceeds from the 1997 divestitures.

  Cash flow from 1997 financing activities were $298.1 million, an increase of $420.9 million from 1996. The following events were primarily responsible for the net increase for 1997:

  Issuance of Preferred Securities of Affiliate: In December 1997, the Company's financing trust completed a $575 million private issuance of 11,500,000 shares of 7% Trust Convertible Preferred Securities. The convertible preferred securities are redeemable at the Company's option, in whole or in part, on or after December 6, 2000. All outstanding convertible securities are required to be redeemed no later than December 1, 2027.

  Issuance of Senior Notes: In April 1997, the Company issued a fully subscribed $125 million debt offering of ten year 8.8% senior notes. Proceeds from the offering were used to reduce the Company's short-term debt and the early extinguishment of the private placement debt.

  Extinguishment of Private Placement Debt: In the second quarter of 1997, the Company retired $64.7 million in private placement debt. The early retirement of this debt eliminated high coupon debt and potentially restrictive covenants giving the Company greater financial flexibility in the future. In addition, the early retirement of this debt involved a make whole payment that resulted in a $4.1 million pretax ($2.6 million after tax) extraordinary loss.

  Accounts Receivable Securitization: During 1997, the Company replaced an existing accounts receivable securitization program with a new program which provides up to $100 million of financing. On an ongoing basis, the Company sells certain accounts receivable to a subsidiary of the Company, which then sells such receivables, without recourse, to a master trust. Amounts sold under this arrangement were $63.2 million as of December 31, 1997, and have been excluded from the balance sheet. During 1997, cash payments totaling $31.8 million were made to the master trust related to the Company's accounts receivable securitization. These cash payments effectively increased the Company's investment in the accounts receivable securitization.

  Multicurrency Revolver: In June 1997, the Company entered into a new $350 million multicurrency revolving credit facility with a consortium of international banks which matures in June 2002. The multicurrency revolving credit facility replaced the existing U.S. and European revolving credit facilities. The multicurrency revolving credit facility contains restrictive covenants that, among other matters, require the Company to maintain certain financial ratios. As of December 31, 1997, there were no borrowings outstanding against the multicurrency revolving credit facility.

  In December 1997, the Company entered into a $3.25 billion committed bank facility with a reputable financial institution related to the T&N acquisition. The facility provides for up to $2.75 billion of senior debt and up to $500 million of subordinated debt. Because this facility was contingent upon the acquisition of T&N, no amounts were outstanding as of December 31, 1997. Certain fees relating to this facility have been incurred and paid as of December 31, 1997.

  The Company believes that cash flow from operations will continue to be sufficient to meet its ongoing working capital requirements.

ENVIRONMENTAL MATTERS

  The Company is a party to lawsuits filed in various jurisdictions alleging claims pursuant to the Comprehensive Environmental Response Compensation and Liability Act of 1980 ("CERCLA") or other state or federal environmental laws. In addition, the Company has been notified by the Environmental Protection Agency and various state agencies that it may be a potentially responsible party ("PRP") for the cost of cleaning up certain other hazardous waste storage or disposal facilities pursuant to CERCLA and other federal and state environmental laws. PRP designation requires the funding of site investigations and subsequent remedial activities. Although these laws could impose joint and several liability upon each party at any site, the potential exposure is expected to be limited because at all sites other companies, generally including many large, solvent public companies, have been named as PRPs. In addition, the Company has identified certain present and former properties at which it may be responsible for cleaning up environmental contamination.

  The Company is actively seeking to resolve these matters. Although difficult to quantify based on the complexity of the issues, the Company has accrued the estimated cost associated with such matters based upon current available information from site investigations and consultants. The environmental and legal reserve was approximately $11 million at December 31, 1997 and $12 million at December 31, 1996. Management believes that such accruals will be adequate to cover the Company's estimated liability for its exposure in respect of such matters.

FOREIGN CURRENCY AND COMMODITY CONTRACTS

  In connection with the T&N acquisition, the Company purchased for $28.1 million a foreign currency option with a notional amount of $2.5 billion to cap the effect of potential unfavorable fluctuations in the British pound/U.S. dollar exchange rate. The cost of the option and its change in fair value has been reflected in the results of operations in the fourth quarter of 1997. At December 31, 1997 the Company has recognized a net loss on this transaction of $10.5 million.

  The Company is subject to exposure to market risks from changes in foreign exchange rates and raw material price fluctuations, derivative financial instruments are utilized by the Company to reduce those risks. Except for the British pound currency option discussed above, the Company does not hold or issue derivative financial instruments for trading purposes.

  Other than the British pound currency option discussed above, the Company does not have foreign exchange forward or currency option contracts outstanding at December 31, 1997.

  In the first quarter of 1998, the Company settled the British pound currency option, resulting in a pretax loss of $17.3 million. Also in the first quarter of 1998, the Company entered into a forward contract to purchase 1.5 billion British pounds for a notional amount approximating $2.45 billion. The forward contract expires in the first quarter of 1998.

OTHER MATTERS

  Conversion of Series D Convertible Exchangeable Preferred Stock

  In August 1997, the Company announced a call for the redemption of all its outstanding $3.875 Series D Convertible Exchangeable Preferred Stock. These preferred shareholders elected to convert each preferred share into 2.778 shares of Common Stock. The Company issued 4.4 million shares of Common Stock in exchange for all of the outstanding Series D convertible exchangeable preferred stock.

 Year 2000 Costs

  The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. The Company has established a team that has completed an awareness program and assessment project to address the Year 2000 issue. In addition, the Board of Directors has received status reports related to the Company's progress in addressing the Year 2000 issue. The Company has determined that it will be required to modify or replace portions of its software so that its computer systems will properly utilize dates beyond December 31, 1999. The Company has initiated remediation, and is implementing the action plan to address the Year 2000 issue. The Company presently believes that with modifications to existing software and conversions to new software, the Year 2000 issue can be mitigated. However, if such modifications and conversions are not made, or are not completed timely, the Year 2000 issue could have a material impact on the operations of the Company.

  The Company has initiated formal communications with a substantial majority of its significant suppliers and large customers to determine their plans to address the Year 2000 issue. While the Company expects a successful resolution of all issues, there can be no guarantee that the systems of other companies on which the Company's systems rely will be converted in a timely manner, or that a failure to convert by a supplier or customer, or a conversion that is incompatible with the Company's systems, would not have a material adverse effect on the Company. The Company has determined it has no exposure to contingencies related to the Year 2000 issue for the products it has sold.

  The Company has contracts in place with external resources and has allocated internal resources to reprogram or replace, and test the software for Year 2000 modifications. The Company plans to complete the Year 2000 project within one year. The total cost of the Year 2000 project is estimated to be $17 million and is being funded through operating cash flows. Of the total project cost, approximately $11 million is attributable to the purchase of new software which will be capitalized. The remaining $6 million represents maintenance and repair of existing systems and will be expensed as incurred. The Company expects a substantial majority of the costs will be incurred in 1998, and any remaining costs incurred in 1999 are expected to be immaterial. As of December 31, 1997, the Company had incurred and expensed approximately $0.7 million related to the completed awareness program and assessment project and the implementation of their remediation plan.

  The costs of the project and the date which the Company plans to complete the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events including the continued availability of certain resources, third party modification plans and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those plans. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes and similar uncertainties.

  As a result of the Company's due diligence related to the T&N acquisition and the Fel-Pro acquisition, the Company expects costs to address the Year 2000 issue for Fel-Pro to be immaterial, and T&N costs for repair and maintenance of existing systems are expected to approximate $8 million.

 Divestiture of Minority Interest

  In February 1998, the Company announced the divestiture of its minority interest in G. Bruss GmBH & Co. KG, a German manufacturer of seals and gaskets. As part of the divestiture agreement, the Company increased their ownership to 100% in the Summerton, South Carolina gasket business. The Company also received cash and recognized a gain as a result of these transactions. The gain recognized is not expected to be significant to 1998 first quarter operating results.

 Customer Reorganization

  On February 2, 1998, APS Holding Corporation ("APS"), filed for reorganization protection under Chapter 11 of the United States Bankruptcy Code. As of the date of the Chapter 11 filing, the Company's total receivables with APS approximated $10 million. APS has received a capital line of credit from a reputable financial institution and is continuing business operations. The Company continues to do business with APS on a cash in advance basis. Although difficult to quantify based upon the uncertainty of the financial condition of APS, the Company believes that net uncollectible receivables, if any, from APS will be immaterial.

  In addition, APS is a customer of Fel-Pro. The Company believes that the allowance established by Fel-Pro prior to the acquisition of Fel-Pro related to receivables from APS is adequate to cover any uncollectible amounts.

 Effect of Accounting Pronouncements

  In 1997, the Financial Accounting Standards Board issued Statement No. 130, Reporting Comprehensive Income. This Statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Statement 130 is effective for fiscal years beginning after December 15, 1997. Beginning in 1998, the Company will provide the information relating to comprehensive income to conform to the Statement 130 requirements.

  Also in 1997, the Financial Accounting Standards Board issued Statement No. 131, Disclosures about Segments of an Enterprise and Related Information. The statement supersedes Financial Accounting Standards Board Statement No. 14 and establishes standards for the way public business enterprises report selected information about operating segments in annual reports and interim financial reports issued to shareholders. Statement 131 is effective for fiscal years beginning after December 15, 1997. For the year ended 1998, the Company will provide financial and descriptive information about its reportable operating segments to conform to the Statement 131 requirements. Management plans to report the requirements of Statement 131 for the following operating segments:
Sealing Systems, Powertrain Systems and General Products.

                                      T&N

    YEAR ENDED DECEMBER 31, 1997 COMPARED WITH YEAR ENDED DECEMBER 31, 1996 AND YEAR ENDED DECEMBER 31, 1996 COMPARED WITH YEAR ENDED DECEMBER 31, 1995

  On March 6, 1998, Federal-Mogul completed its cash offer to acquire all outstanding common stock of T&N for 260 pence per share. Total consideration paid was (Pounds)1.4636 billion ($2.4164 billion, converted at a blended exchange rate of 1 pound sterling to 1.6510 U.S. dollars). In connection with securing regulatory approvals for the acquisition of T&N, Federal Mogul agreed subsequently to divest certain assets, consisting principally of T&N's thinwall and dry bearings (polymer bearings) operations. See "Business-- Reorganization." These assets are a subset of the operations T&N included in its bearings product group and the discussion below of such product group does not, therefore, directly correspond to the assets to be divested (which are referred to elsewhere in this Prospectus Supplement as the "T&N Bearings Business").

  The following discussion is based upon the T&N Financial Statements incorporated by reference herein, which have been prepared in conformance with U.K. GAAP. U.K. GAAP differ in certain significant respects from U.S. GAAP. The significant differences between U.S. GAAP and U.K. GAAP as they relate to T&N are summarized in Note 29 to the T&N Financial Statements.

RESULTS OF OPERATIONS

 Turnover (Net Sales)

  T&N's consolidated turnover excluding associated undertakings (hereinafter referred to as net sales) decreased by 8.0% in 1997. The 1997 decrease was primarily due to the effects of adverse foreign exchange fluctuations, 1997 divestitures and the full year impact of 1996 divestitures. These decreases were partially offset by the 1997 acquisition of Metal Leve, Inc., which expanded T&N's product offerings in piston-related products, and certain volume improvements for continuing businesses. Excluding 1997 acquisitions (which added (Pounds)30 million to 1997 net sales) and the impact of divestitures, 1997 net sales decreased 4.4% as compared to 1996.

  The primary source of the foreign exchange fluctuation impact on T&N in 1997 was the continued appreciation of the pound sterling in relation to other European currencies (and, to a lesser extent, the U.S. dollar) through the year. This appreciation resulted in an adverse currency translation effect upon overseas earnings and erosion of margins on exports billed in foreign currency. These effects were partially offset by reduced expense for materials imported into the U.K. Excluding the effects of (Pounds)153 million in adverse foreign currency fluctuations and acquisitions, net sales from continuing operations increased by approximately 4.0%.

  Net sales by market were:

                                      1997            1996            1995
                                 --------------- --------------- ---------------
                                          (POUNDS STERLING IN MILLIONS)
      Light vehicle original
       equipment...............  (Pounds)  731.2 (Pounds)  772.9 (Pounds)  756.6
      Automotive aftermarket...            497.1           529.4           480.1
      Industrial and heavy duty
       original equipment......            570.8           653.7           854.8
                                 --------------- --------------- ---------------
                                 (Pounds)1,799.1 (Pounds)1,956.0 (Pounds)2,091.5
                                 =============== =============== ===============

  Net sales by product group (as these were configured prior to Federal-Mogul's acquisition of T&N) were:

                                      1997            1996            1995
                                 --------------- --------------- ---------------
                                          (POUNDS STERLING IN MILLIONS)
      Bearings.................  (Pounds)  329.6 (Pounds)  333.1 (Pounds)  342.5
      Sealing products.........            195.1           216.0           227.0
      Friction products........            293.9           309.5           319.0
      Piston products..........            572.8           574.7           559.6
      Composites and camshafts.            372.9           381.1           328.9
                                 --------------- --------------- ---------------
      Continuing operations....          1,764.3         1,814.4         1,777.0
      Discontinued operations..             34.8           141.6           314.5
                                 --------------- --------------- ---------------
                                 (Pounds)1,799.1 (Pounds)1,956.0 (Pounds)2,091.5
                                 =============== =============== ===============

  Decreases in sealing products net sales were primarily attributable to German and French businesses. Piston products net sales, which declined by 0.3% in 1997 as compared with 1996, were affected by the acquisition of Metal Leve, Inc. (excluding that acquisition, piston products net sales from continuing operations decreased 5.2%).

  During 1997, 1996 and 1995, T&N divested certain non-core businesses with net sales of (Pounds)34.8 million, (Pounds)141.6 million and (Pounds)314.5 million. These divestitures included the disposition of T&N's entire construction materials and engineering products business.

  Net sales for businesses divested by product group were:

                                               DISCONTINUED OPERATIONS
                                       ----------------------------------------
                                           1997         1996          1995
                                       ------------ ------------- -------------
                                            (POUNDS STERLING IN MILLIONS)
      Sealing products................ (Pounds)12.1 (Pounds) 49.8 (Pounds) 49.6
      Friction products...............         12.5          18.6          10.9
      Composites and camshafts........         10.2          18.9         170.8
      Construction materials and
       engineering....................          --           54.3          83.2
                                       ------------ ------------- -------------
                                       (Pounds)34.8 (Pounds)141.6 (Pounds)314.5
                                       ============ ============= =============

 Cost of Sales

  Cost of sales as a percentage of net sales was 71.8%, 72.5% and 72.1% for 1997, 1996 and 1995, respectively. The 1997 acquisition and 1997 and 1996 divestitures had an immaterial impact on cost of sales as a percentage of net sales. Excluding the impact of 1995 divestitures, cost of sales as a percentage of net sales was 71.3% in 1995.

 Federal-Mogul Bid Related Costs

  T&N incurred (Pounds)10 million of costs in 1997 related to the acquisition bid by Federal-Mogul. These fees were primarily for professional services provided with respect to the offer to purchase the entire outstanding share capital of T&N.

 Other Operating Expenses

  Significant components of other operating expenses were:

                                         1997          1996          1995
                                     ------------- ------------- -------------
                                           (POUNDS STERLING IN MILLIONS)
      Selling and distribution
       costs........................ (Pounds)148.8 (Pounds)168.6 (Pounds)173.5
      Administrative expenses.......         130.7         148.7         144.0
      Research & development........          52.1          53.0          52.2
                                     ------------- ------------- -------------
                                     (Pounds)331.6 (Pounds)370.3 (Pounds)369.7
                                     ============= ============= =============

  Selling and distribution costs as a percentage of net sales were 8.3%, 8.6% and 8.3% for 1997, 1996 and 1995, respectively. Administrative expenses as a percentage of net sales were 7.3%, 7.6% and 6.9% for 1997, 1996 and 1995, respectively. The 1997 acquisition and 1997, 1996 and 1995 divestitures impact on selling and distribution costs as a percentage of net sales and administrative expenses as a percentage of net sales were immaterial.

  Research and development costs as a percentage of net sales were 2.9%, 2.7% and 2.5% for 1997, 1996 and 1995, respectively, and reflect T&N's continuing commitment to investment in innovation and technology.

ASBESTOS

  In the U.S., T&N plc and two of its U.S. subsidiaries (the "T&N Companies") are among many defendants named in numerous court actions alleging personal injury resulting from exposure to asbestos or asbestos-containing products. T&N plc is also, to a lesser extent, subject to asbestos-disease litigation in the U.K. and to property damage litigation in the U.S. Because of the slow onset of asbestos-related diseases, management anticipates that similar claims will be made in the future. It is not known how many such claims may be made nor the expenditure which may arise therefrom. See "Risk Factors--T&N's Asbestos Liability."

  In 1996, T&N secured a (Pounds)500 million layer of insurance which will be triggered should the aggregate cost to resolve claims notified after June 30, 1996, where the exposure occurred prior to that date (incurred but not reported, or "IBNR," claims), exceed (Pounds)690 million. For additional information regarding asbestos-related liabilities and reserves, see the Pro Forma Financial Statements and Notes 19 and 28 to the T&N Financial Statements.

 Asbestos Charges Recognized in 1996 and 1997

  T&N recognized a charge to establish provisions for IBNR claims for the year ended December 31, 1996 in the amount of (Pounds)323 million ((Pounds)550 million on an undiscounted basis); T&N also recognized a second charge in the amount of (Pounds)50 million related to the risk that U.S. courts would reject a class action settlement to which the T&N Companies were party (in Georgine et al v. Amchem et al). This settlement was ultimately rejected by the U.S. Supreme Court in 1997 and some increase in new IBNR claims filed has resulted. T&N also recognized a (Pounds)50 million charge in 1996 for claims notified and outstanding as of June 30, 1996. In addition, T&N recorded the (Pounds)92 million cost of the (Pounds)500 million layer of insurance in 1996, and the premium was paid in 1997. T&N recognized no additional provisions relating to asbestos in 1997.

 Asbestos-Related Payments in 1996 and 1997

  T&N paid (Pounds)149.4 million for asbestos-related claims, including the (Pounds)92 million insurance premium, during 1997 and (Pounds)64.8 million in 1996.

RELEASE OF PROVISION/(PROVISION AGAINST) FIXED ASSET INVESTMENTS:
KOLBENSCHMIDT COSTS

  In March 1995, T&N entered into option arrangements for 1,345,452 shares of Kolbenschmidt AG ("KS"), which represented approximately 49% of the outstanding share capital of KS. In 1995, T&N recognized a charge of (Pounds)19.5 million related to the creation of provisions relating to the reduction of the value of fixed asset investments (the Kolbenschmidt options).

  In 1996, KS issued nine shares for each share already outstanding such that the option arrangements increased to 13,454,520 shares. In December 1996, options over 6,727,260 shares expired and T&N recognized a (Pounds)23.4 million related charge.

  In 1997, Commerzbank subsequently sold the KS shares and, subject to the option arrangement, T&N received part of the proceeds and recognized a gain of (Pounds)13.2 million, accordingly. In addition, T&N received an offer to purchase its remaining interest in KS, and, as a result, T&N recognized in 1997 an additional (Pounds)19.2 million gain (the sale of such remaining interest occurred in March 1998). (See Note 4 to the T&N Financial Statements.)

NET INTEREST PAYABLE AND SIMILAR CHARGES - GROUP

  Net interest payable and similar charges - group (hereinafter referred to as interest expense or interest income) was (Pounds)28.4 million in 1997 as compared to (Pounds)26.8 million in 1996.

  Gross interest expense was (Pounds)39.3 million in 1997 as compared to (Pounds)32.5 million in 1996. The 1997 increase of (Pounds)6.8 million in gross interest expense is primarily attributable to higher interest rates, partially offset by lower average borrowings arising from continued improvements in working capital. In addition, 1997 gross interest expense includes (Pounds)2.5 million for the amortization of T&N's discounted asbestos provision.

  Gross interest income was (Pounds)10.9 million in 1997 as compared to (Pounds)5.7 million in 1996. The 1997 increase was primarily attributable to earnings on funds reserved for asbestos liabilities.

  Net interest expense in 1996 decreased (Pounds)9.0 million as compared to 1995. The 1996 decrease was primarily due to lower debt levels and interest rates as compared with 1995.

TAX ON PROFIT/(LOSS) ON ORDINARY ACTIVITIES (INCOME TAXES)

  Income tax expense was (Pounds)62.8 million in 1997 resulting in an effective tax rate of 33.0% compared with the statutory U.K. corporation tax of 31.5%. The difference between the effective tax rate and U.K. corporation rate is attributable to a number of factors, none of which are material.

LIQUIDITY AND CAPITAL RESOURCES

  Cash flows from operating activities (including asbestos) were (Pounds)111.4 million in 1997 as compared to (Pounds)215.7 million in 1996. The 1997 decrease is primarily attributable to the strong sales performance and the increase in orders for 1998 shipment in the fourth quarter of 1997 which limited T&N's ability to reduce debtors (accounts receivable) and stocks (inventory) as compared to the 1996 reductions.

  Capital expenditures in 1997 were (Pounds)103.9 million compared to (Pounds)114.3 million in 1996. The 1997 decrease is primarily attributable to the disposal of certain businesses and foreign currency fluctuations.

  Proceeds from business disposals were (Pounds)75.7 million in 1997 compared to (Pounds)74.8 million in 1996.

  T&N paid (Pounds)32.6 million in 1997 for the acquisition of businesses. The most significant acquisition in 1997 was that of Metal Leve, Inc., a manufacturer of articulated pistons based in the United States.

LEGAL MATTERS

  In addition to the asbestos litigation, T&N is engaged in various actions arising in the ordinary course of its business. Management is of the opinion that the outcome of these matters will not have a material adverse effect on T&N's financial condition.

FOREIGN CURRENCY AND COMMODITY CONTRACTS

  T&N was subject to exposure to market risks from changes in foreign exchange rates and raw material price fluctuations. Derivative financial instruments were utilized by T&N to reduce those risks. T&N does not hold or issue derivative financial instruments for trading purposes.

OTHER MATTERS - YEAR 2000 COSTS

  T&N has established a Year 2000 steering group to coordinate and address the Year 2000 issue. Awareness and assessment stages have been completed. T&N is currently implementing its action plan with a target completion date of September 1998. Total costs for repair and maintenance of existing systems are expected to approximate (Pounds)5 million ($8 million).

                                    FEL-PRO

    YEAR ENDED DECEMBER 31, 1997 COMPARED WITH YEAR ENDED DECEMBER 31, 1996 AND YEAR ENDED DECEMBER 31, 1996 COMPARED WITH YEAR ENDED DECEMBER 31, 1995

  On January 9, 1998, Fel-Pro's owners signed an agreement to sell the Fel-Pro group, consisting of Fel-Pro Inc., certain operating businesses and holding companies affiliated with Fel-Pro Inc. and certain real estate owned by Fel-Pro Inc. or its affiliates to Federal-Mogul. The transaction closed on February 24, 1998, at which time Federal-Mogul acquired all equity interests in the specified Fel-Pro entities for approximately $717 million, which included 1,030,325.6 shares of Series E Stock (as hereinafter defined) with an imputed value of $225 million and approximately $492 million in cash. Federal-Mogul is in the process of reselling the chemical manufacturing operations acquired with Fel-Pro (representing approximately $32.8 million of Fel-Pro's 1997 net sales and $2.6 million of Fel-Pro's 1997 net income).

RESULTS OF OPERATIONS

 Net Sales

  Fel-Pro's consolidated net sales increased 9.2% in 1997 as compared to 1996, primarily due to volume increases from new and existing customers in the aftermarket business. Consolidated net sales increased 15.5% in 1996 as compared to 1995 primarily due to volume increases from new and existing customers in the aftermarket business, as well as the acquisition of TCI, a high performance transmission and torque converter manufacturer in December of 1995 and the acquisition of Korody-Colyer ("KC") in October of 1995 for $12.3 million and $7.1 million, respectively. Excluding the effect of the acquisitions of TCI and KC, Fel-Pro's net sales increased 6.4% in 1995.

  Original equipment and aftermarket sales of Fel-Pro were:

                                                             1997   1996   1995
                                                            ------ ------ ------
                                                                (DOLLARS IN
                                                                 MILLIONS)
Original Equipment:
  Americas................................................. $ 94.6 $ 88.4 $ 85.8
Aftermarket:
  United States and Canada.................................  299.8  282.9  246.4
  International............................................   94.9   76.6   55.5
                                                            ------ ------ ------
    Total sales............................................ $489.3 $447.9 $387.7
                                                            ====== ====== ======

  Original equipment sales increased 7.0% in 1997 as compared to 1996 due to volume increases of gaskets for the heavy duty market partially offset by volume decreases in the automotive market related to the end of certain products' life cycles. Fel-Pro's original equipment sales increased 3.0% in 1996 as compared to 1995.

  Aftermarket sales in the United States and Canada increased 6.0% in 1997 as compared to 1996 primarily due to new customer business. Sales increased 14.8% in 1996 as compared to 1995 due to the following: (i) volume increases from new and existing customers; (ii) the December 1995 acquisition of TCI; and
(iii) the full year impact of the October 1995 acquisition of KC.

  Excluding the effect of the 1995 acquisitions, Fel-Pro's aftermarket sales in the United States and Canada increased 7.8% in 1996.

  International aftermarket sales increased 23.9% in 1997 as compared to 1996 primarily due to volume increases in heavy duty diesel engine parts. International aftermarket sales increased 38.0% in 1996 as compared to 1995 primarily due to volume increases in heavy duty engine parts which included the full year impact of the October 1995 KC acquisition. Excluding the effect of the acquisition, international aftermarket sales increased 22.7% in 1996.

 Cost of Goods Sold

  Cost of goods sold as a percent of net sales was flat in 1997 at 54.8% as compared to 1996. Cost of goods sold as a percent of net sales decreased to 54.8% in 1996 compared to 56.0% in 1995. The decrease is primarily attributable to cost reductions and productivity improvement efforts.

 Operating Expenses

  Operating expenses as a percentage of net sales decreased to 35.5% in 1997 compared to 36.4% in 1996. The 1997 decrease is primarily attributable to Fel-Pro's increases in sales volume exceeding the corresponding increase in variable operating expenses. Operating expenses as a percentage of net sales were relatively flat in 1996 as compared to 1995.

 Income Taxes

  Fel-Pro's $15.7 million deferred tax assets at December 29, 1996 were written off in 1997 due to the conversion from C corporation status to Subchapter S corporation status of its principal operating company effective 1997.

  The difference between Fel-Pro's effective income tax rate and the statutory tax rate is also due to the conversion of Fel-Pro's principal operating company from C corporation status to Subchapter S corporation status in 1997. In 1997, upon conversion of the principal operating company (Felt Products Mfg. Co. and subsidiaries) to Subchapter S corporation status and in addition to writing off the deferred tax assets, Fel-Pro recognized $7.4 million of expense associated with LIFO recapture taxes.

LIQUIDITY AND CAPITAL RESOURCES

  Cash flow from operations of $51.7 million in 1997 increased significantly during 1997 primarily due to the write-off of $16.8 million in deferred taxes and an $11.3 million improvement in accounts receivable over the prior year.

  Cash flow used by investing activities of $18.5 million in 1997 include $3.5 million for the September purchase of certain operating assets of Biwax Corporation. Capital expenditures were $18.3 million in 1997, primarily for enhanced manufacturing capabilities and process improvements. Partially offsetting these outflows were $3.9 million related to proceeds from available for sale marketable securities.

  Cash flows used by 1997 financing activities were $33.2 million, a decrease of $32.7 million from 1996. The 1997 decrease was primarily due to lower amounts provided to fund Fel-Pro's affiliates.

LEGAL MATTERS

  Fel-Pro is engaged in various legal actions arising in the ordinary course of its business. Management, after taking into consideration legal counsel's evaluation of such actions, is of the opinion that it has adequate legal defenses or insurance coverage and that the outcome of these matters will not have a material adverse effect on Fel-Pro's financial position.

OTHER MATTERS

 Year 2000 Costs

  Fel-Pro is presently implementing an enterprise resource planning system using Oracle software. This system is expected to be Year 2000 compliant. This project was undertaken in late 1996 recognizing that information will be a key driver for growth in the 21st century and that business needs are changing. The system solution provides the ability to handle multiple product lines, currencies, businesses, and locations. The existing mainframe systems lack functionality and flexibility in addition to being incompatible with the Year 2000. The total project is expected to be completed by February 1999. The expected cost related to Fel-Pro's Year 2000 project is immaterial.

 Customer Bankruptcy Reorganization

  On February 2, 1998, APS filed for reorganization protection under Chapter 11 of the United States Bankruptcy Code.

  Fel-Pro believes that the allowance established related to receivables from APS is adequate to cover any uncollectible amounts.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

  In connection with the acquisitions of T&N and Fel-Pro, Federal-Mogul entered into a $2.75 billion floating rate senior credit agreement (the "Senior Credit Agreement") (consisting of a $2.35 billion term loan facility, which was reduced to $2.275 billion effective as of March 11, 1998 and a $400 million revolving loan facility) and a $500 million floating rate senior subordinated credit agreement (the "Senior Subordinated Credit Agreement" and, together with the Senior Credit Agreement, the "Credit Agreements"), each with Chase as agent and as lender. The entire amount of the senior term loan facility and the entire amount of the senior subordinated credit facility were drawn down. It is anticipated that the net proceeds from the Offering will be used to prepay the entire outstanding principal amount of the Interim Loans, with the balance of the net proceeds used to repay ratably the Tranche A Loans and the Tranche B Loans (though lenders under the Tranche B Loans may elect not to be repaid, in which case funds which would have been used for such repayment shall be applied to repayment of the Tranche A Loans). The Senior Credit Agreement has been syndicated to other lenders. These credit facilities have replaced a revolving credit facility that provided for loans in an amount of up to $350 million outstanding at any time and refinanced the outstanding balance under such facility ($350 million, which was used to finance the acquisition of Fel-Pro) and other indebtedness incurred in the acquisition of Fel-Pro in the amount of $150 million. See "T&N and Fel-Pro Acquisitions-- Financing of the Acquisitions." On June 10, 1998, Federal-Mogul completed its sale of 10,537,093 shares of its Common Stock in an underwritten public offering. Net proceeds to Federal-Mogul from that offering were used to prepay the entire outstanding $500 million principal amount of the Senior Subordinated Loans and to reduce the outstanding balance of the Interim Loans by $92.3 million. See "June 1998 Common Stock Offering."

 The Senior Credit Facility

  Under the Senior Credit Agreement, Federal-Mogul (i) has borrowed $2.275 billion in term loans (the "Term Loans") to (a) finance the acquisition of T&N, (b) refinance existing indebtedness of T&N, (c) pay fees and expenses incurred in connection with the acquisition of T&N and the Credit Agreements and (d) refinance indebtedness incurred in the acquisition of Fel-Pro and (ii) may borrow up to $400 million outstanding at any time in revolving credit loans (the "Revolving Credit Loans") to be used (a) to pay fees and expenses incurred under the Senior Credit Agreement and (b) for working capital and other general corporate purposes.

  The Term Loans are divided into three tranches: (i) interim loans (the "Interim Loans") in the aggregate amount of $925 million maturing September 12, 1999, (ii) Tranche A loans (the "Tranche A Loans") in the aggregate amount of $600 million maturing on December 31, 2003, which are to be repaid in 20 quarterly installments commencing March 31, 1999, the amount of each quarterly installment being $19 million in 1999 and 2000, $30 million in 2001 and $41 million in 2002 and 2003; and (iii) Tranche B loans (the "Tranche B Loans") in the aggregate amount of $750 million maturing on December 31, 2005, which are to be repaid in 28 quarterly installments commencing March 31, 1999, the amount of each quarterly installment being $1.25 million during the period from 1999 to 2003, inclusive, $75 million in 2004 and $106.25 million in 2005.

  Revolving Credit Loans are to be available for a period of six years commencing on March 12, 1998 (the "Closing Date"). Up to $120 million of Revolving Credit Loans may be borrowed in currencies other than U.S. dollars.

  Indebtedness under the Senior Credit Agreement bears interest at a floating rate based upon, at Federal-Mogul's option, either (i) the higher of the prime rate of Chase and 0.5% in excess of the overnight federal funds rate ("Base Rate"), plus (in each case) a margin of 0.5% for Revolving Credit Loans, 1.0% for the Interim Loans and Tranche A Loans and 1.25% for Tranche B Loans, or
(ii) the average of the offering rates of banks in the London interbank eurodollar market for U.S. dollar deposits ("Eurodollar Rate") plus a margin of 1.5% for Revolving Credit Loans, 2.0% for the Interim Loans and Tranche A Loans and 2.25% for Tranche B Loans. After repayment of the Interim Loans the applicable margins will depend upon Federal-Mogul's consolidated leverage ratio: (i) in the case of Base Rate loans the applicable margin will vary between 0% and 0.5% for Revolving Credit Loans, 0.0% and 1.0% for Tranche A Loans and 0.5% and 1.25% for Tranche B Loans, and

(ii) in the case of Eurodollar Rate loans the applicable margin will vary between 0.75% and 1.5% for Revolving Credit Loans, 1.0% and 2% for Tranche A Loans and 1.5% and 2.25% for Tranche B Loans.

  Federal-Mogul and its U.S. subsidiaries have pledged 100% (or, in the case of the stock of certain foreign subsidiaries, 65%) of the capital stock of their subsidiaries and certain intercompany loans to secure Term Loans and Revolving Credit Loans. Part of such collateral also secures certain existing public debt of Federal-Mogul and certain other indebtedness, and all such collateral will be released when Federal-Mogul has obtained investment grade ratings for its debt or met a certain leverage ratio. In addition, Federal-Mogul and its U.S. subsidiaries have guaranteed the Term Loans and Revolving Credit Loans and certain other indebtedness. The stock of certain other subsidiaries of Federal-Mogul may be pledged in the future to secure the Term Loans and the Revolving Credit Loans and other indebtedness and one or more of such other subsidiaries may also in the future guarantee such indebtedness.

 The Senior Subordinated Credit Facility

  Under the Senior Subordinated Credit Agreement, Federal-Mogul borrowed $500 million (the "Senior Subordinated Loans") (i) to finance the acquisition of T&N, (ii) to pay fees and expenses in connection with the acquisition of T&N and the financing thereof and (iii) to refinance indebtedness incurred in the acquisition of Fel-Pro. The Senior Subordinated Loans were paid in full with the net proceeds to Federal-Mogul from its Common Stock offering on June 10, 1998. See "June 1998 Common Stock Offering."

 Certain Covenants

  The Senior Credit Agreement contains certain covenants that restrict or limit Federal-Mogul from taking various actions, including, subject to specified exceptions, (i) the granting of additional liens, (ii) the incurrence of additional indebtedness, (iii) the granting of additional guarantees, (iv) mergers, acquisitions and other fundamental corporate changes, (v) the sale of assets, (vi) the payment of dividends and other restricted payments, (vii) the making of investments, (viii) optional prepayments of certain debt and the modification of debt instruments, (ix) entering into sale and leaseback transactions, (x) the imposition of restrictions on any subsidiary's ability to make payments, loans or advances to Federal-Mogul, (xi) entering into a new debt agreement with more restrictive covenants and (xii) transactions with affiliates. The Senior Credit Agreement also contains certain financial covenants that require Federal-Mogul to meet and maintain certain financial tests and minimum ratios, including a minimum cash flow coverage ratio, a minimum consolidated leverage ratio and a minimum consolidated net worth test. After payment of the Interim Loans Federal-Mogul may elect to have a different set of covenants apply to the Senior Credit Agreement, which will require lower leverage but otherwise will be less restrictive. Prior to payment of the Interim Loans and the election by Federal-Mogul of alternative covenants, the Senior Credit Agreement prohibits, payment of dividends on Federal-Mogul Common Stock in excess of the rate of $0.12 per quarter.

 Repayments and Refinancing

  The Senior Credit Agreement requires mandatory repayments with some or all of the net proceeds received upon the occurrence of certain events, including issuances by Federal-Mogul of capital stock, the incurrence by Federal-Mogul of certain debt and certain sales of assets. The Senior Credit Agreement also requires mandatory prepayment from "excess cash flow." The "asset sale" and "excess cash flow" (each as defined in the Senior Credit Agreement) prepayment requirements in the Senior Credit Agreement cease to be applicable when certain leverage tests are met.

  Pursuant to these requirements it is anticipated that the net proceeds of the Offering will be used to prepay the entire outstanding principal amount of the Interim Loans ($830.7 million), with the balance of the net proceeds used to repay ratably the Tranche A Loans and the Tranche B Loans (though lenders under the Tranche B Loans may elect not to be repaid, in which case funds which would have been used for such repayment shall be applied to repayment of the Tranche A Loans).

  Federal-Mogul has the option to prepay without premium at any time the Term Loans and the Revolving Credit Loans.

 Events of Default

  The Senior Credit Agreement contains customary events of default, including nonpayment of principal, interest or fees, violation of covenants, inaccuracy of representations or warranties in any material respect, cross acceleration and cross default to certain other indebtedness, bankruptcy, noncompliance with certain provisions of ERISA, material judgments, failure of the collateral documents or subordination provisions, and change of control. The occurrence of any of such events could result in acceleration of Federal-Mogul's obligations under the Senior Credit Agreement and foreclosure on collateral securing the Term Loans and Revolving Credit Loans.

 Fees

  Federal-Mogul has paid a facility fee on the used and unused portion of each lender's commitment to make Revolving Credit Loans at the rate of 0.5% per annum prior to repayment of the Interim Loans and at the rate of 0.25% to 0.5% per annum thereafter, depending on Federal-Mogul's leverage ratio. In addition, Federal-Mogul has paid customary fees to Chase on the Closing Date and reimbursed customary expenses in connection with the Senior Credit Agreement and the Senior Subordinated Credit Agreement.

                                   BUSINESS

  For purposes of this section of the Prospectus Supplement ("Business"), references to "Federal-Mogul" or the "Company" include operations acquired in the acquisitions of T&N and Fel-Pro and statistics have been prepared on a pro forma basis, giving effect to the acquisitions of T&N and Fel-Pro and the disposition of the T&N Bearings Business as if they had occurred on January 1, 1997, unless otherwise noted. See "Unaudited Pro Forma Financial Data."

OVERVIEW

  Federal-Mogul is a leading global manufacturer and distributor of a broad range of vehicular components for automobiles and light trucks, heavy duty trucks, farm and construction vehicles and industrial products. Such components include powertrain systems components (primarily bearings, rings and pistons), sealing systems components (dynamic seals and gaskets) and general products (primarily camshafts, friction products, sintered products and systems protection products). Federal-Mogul markets its products to many of the world's major OE manufacturers. Federal-Mogul also manufactures and supplies its products and related parts to the aftermarket relating to each of these categories of equipment.

  Founded in 1899, Federal-Mogul traditionally focused on the manufacture and distribution of engine bearings and sealing systems. From 1990 through 1996, Federal-Mogul pursued a strategy of opening retail auto stores in various domestic and international locations. These geographically-dispersed stores proved burdensome to manage and resulted in substantial operating losses. In the fourth quarter of 1996, Federal-Mogul underwent a change of management, following which the Company initiated a significant restructuring program designed to refocus the Company on its core competency of manufacturing. As part of such restructuring, Federal-Mogul took the following actions: (i) closed international aftermarket distribution centers in Malaysia and Singapore; (ii) divested 72 international retail aftermarket operations and sold or restructured 25 wholesale aftermarket operations; (iii) closed its Leiters Ford, Indiana manufacturing facility and consolidated its lighting products operations in Juarez, Mexico; (iv) consolidated certain of its North American warehouse facilities; (v) consolidated its customer support functions previously housed in Phoenix, Arizona into the Company's Southfield headquarters; (vi) consolidated its European aftermarket management functions in Geneva, Switzerland into the Wiesbaden, Germany manufacturing headquarters; and (vii) streamlined certain of its administrative and operational staff functions worldwide. In addition, by the end of the first quarter of 1998, the Company expects to have successfully exited all of its retail businesses, except for Puerto Rico where the Company continues to seek a buyer. Federal-Mogul also began to pursue a growth strategy of acquiring complementary manufacturing companies that enhance the Company's product base, expand its global manufacturing operations and provide opportunities to capitalize on the Company's aftermarket distribution network and technological resources.

  In connection with its growth strategy, on March 6, 1998 Federal-Mogul acquired T&N, a U.K. based supplier of engine and transmission products, for total consideration of approximately (Pounds)1.46 billion ($2.42 billion (converted at a blended exchange rate of 1 pound sterling to 1.6510 U.S. dollars). T&N manufactures and supplies high technology engineered automotive components and industrial materials including pistons, friction products, bearings, systems protection, camshafts and sealing products. On February 24, 1998, Federal-Mogul acquired Fel-Pro, a privately-owned automotive parts manufacturer, for total consideration of approximately $717 million. Fel-Pro is a premier gasket manufacturer for the North American aftermarket and OE heavy duty market. See "T&N and Fel-Pro Acquisitions."

  Federal-Mogul currently operates facilities at over 240 locations in 24 countries. On a pro forma basis (giving effect to the acquisitions of T&N and Fel-Pro and the disposition of the T&N Bearings Business as if they had occurred on January 1, 1997), Federal-Mogul's total sales for 1997 were $4.8 billion.

  The following charts set forth Federal-Mogul's net sales by customer group, geographic region and manufacturing division as a percentage of total net sales for the year ended December 31, 1997, on a pro forma basis.

  [Charts setting forth net sales by customer group, geographic region and manufacturing division for the year ended December 31, 1997]

  Among Federal-Mogul's largest customers are Caterpillar, Chrysler, Cummins, Ford, General Motors, Mercedes-Benz, NAPA, Peugeot and Volkswagen/Audi (in alphabetical order).

BUSINESS STRATEGY

  The Company believes its recent restructuring program, which refocused the Company on its core competency of manufacturing, and the acquisitions of T&N and Fel-Pro, which expanded the Company's product base and geographic reach, significantly enhanced its position within the automobile, truck and other vehicular components markets. The Company believes that opportunities exist to continue its growth and further enhance its market presence through the following initiatives:

 Systems Approach

  The breadth of the Company's manufacturing capabilities and product offerings enable it to be one of a small number of manufacturers with the ability to seal entire engine, transmission and axle systems and to be a single source supplier of engine and sealing components. In addition, Federal-Mogul is committed to becoming a provider of a complete engine and transmission modules for its OE customers. The Company believes that OE manufacturers of automobiles, trucks and other vehicles are increasingly seeking to reduce the number of suppliers from which they source parts and to develop relationships with suppliers that can offer integrated systems and modules in order to lower production costs, increase quality, provide better technology and shorten product development cycles. The T&N and Fel-Pro acquisitions, which expanded the Company's gasket, cast aluminum piston, large bearing and sealing product lines and added product lines for articulated pistons, cylinder liners and piston rings, are major steps toward Federal-Mogul's strategic goal of developing global engine and sealing systems for its OE customers.

 Continue Focus on New Product Innovation

  The Company's expertise in engineering and research and development has made Federal-Mogul a leader in virtually all of the products segments in which it competes. The Company utilizes the latest technologies, processes and materials to solve problems for customers and to bring new, innovative products to market. The Company has special competencies in alloy development, customized materials formulations, surface technology, advanced modeling and testing and systems engineering. These capabilities allow the Company to reduce production costs and to develop products that are more durable and exhibit better interaction with surrounding components. These innovative products better serve OE customers and aid brand development, resulting in a higher margin product mix.

 Extend Global Manufacturing Reach

  The Company is committed to extending its manufacturing capabilities worldwide in response to the global expansion of its OE manufacturing customers. The acquisition of T&N and Fel-Pro have substantially increased the Company's manufacturing presence, particularly in North America and Europe. Management believes expansion of manufacturing operations to follow the expansion of OE manufacturers into Latin America, Eastern Europe and Asia provides significant growth opportunities for the Company in the future.

 Pursue Strategic Acquisitions

  The vehicular engine and sealing component industry is large and highly fragmented. The Company believes that as OE manufacturers continue to outsource and reduce the number of suppliers, opportunities will exist for further consolidation within industry. The Company believes that, through its established presence in these markets and its strong relationships with OE manufacturers worldwide, the Company is in a favorable position to capitalize on future industry consolidation. The Company's management has substantial experience in completing and integrating acquisitions within the automobile parts industry and believes that this experience will help it select and pursue acquisition opportunities that can enhance the Company's product base, expand its global manufacturing operations and further capitalize on the Company's aftermarket distribution network and technological resources.

 Expand Aftermarket Presence

  Approximately 48% of the Company's 1997 sales, on a pro forma basis, were generated from the aftermarket. The Company believes that opportunities exist to further leverage its broad product offerings, reputation for new product innovation and presence within the OE market to increase its penetration of the worldwide aftermarket. In addition, the Company believes that its ability to sell products developed for the OE market to aftermarket customers reduces the impact of adverse changes in demand for new vehicles.

 EVA Focus

  In 1997, the Company adopted Economic Value Added (EVA(R)) as its primary financial measurement and incentive compensation metric. EVA is equal to net operating profits after economic taxes and a charge for capital invested in the Company, which is equal to the product of the total capital invested in the Company and the weighted average cost of capital for the Company's target blend of debt and equity. The Company's management has placed significant emphasis on improving the Company's financial performance and achieving various operating efficiencies through technical development, manufacturing, marketing and administrative rationalization in connection with this effort. The Company's EVA improved significantly in 1997 due primarily to improved operating margins (4.9% in 1996 and 7.7% in 1997) combined with $166 million of cash flow from continuing operations (net of expenditures for property, plant and equipment) in 1997. EVA is also being applied to the integration of T&N and Fel-Pro to optimize synergies and cost savings. As the Company continues to expand both its product base and its geographic scope, management will evaluate investments and acquisitions based on both EVA and strategic importance. In addition, the Company currently determines compensation for certain top managers using an EVA based system and expects to increase the number of managers participating in its EVA based compensation system to over 200 in 1999.

REORGANIZATION

  Following the acquisitions of T&N and Fel-Pro, Federal-Mogul's integrated operations are being reorganized to realize synergies and effectively coordinate operations. Operations will be conducted through three manufacturing operating units corresponding to major product areas: Powertrain Systems, Sealing Systems and General Products. The major product categories in Powertrain Systems include engine bearings and piston products. Sealing Systems includes dynamic seals and gaskets. General Products include camshafts, friction products, sintered products, systems protection products and a number of smaller product lines. The Worldwide Aftermarket organization is responsible for Federal-Mogul's global aftermarket sales, marketing and distribution.

  The components of Federal-Mogul's plan for integrating operations acquired with T&N and Fel-Pro include: closure of four manufacturing facilities worldwide; relocation of highly manual manufacturing product lines to lower cost regions or more suitable locations; consolidation of overlapping manufacturing, technical and sales facilities and joint ventures; closure of two aftermarket central warehouses and five in-country warehouses; consolidation of aftermarket marketing and customer support functions; and streamlining of administrative, sales, marketing and product engineering staffs worldwide. An anticipated result of the integration plan and the restructuring is a reduction of approximately 4,200 employees.

  In connection with securing regulatory approvals for the acquisition of T&N, Federal-Mogul executed an Agreement Containing Consent Order with the FTC on February 27, 1998. Pursuant to this agreement Federal-Mogul must divest the T&N Bearings Business, consisting principally of T&N's thinwall and dry bearings (polymer bearings) operations, within six months after the FTC declares the consent order final and must provide for independent management of those assets pending such divestiture. The agreement stipulates that the T&N Bearings Business is to be maintained as a viable, independent competitor of Federal-Mogul and that Federal-Mogul shall not attempt to direct the activities of, or exercise control over, the T&N Bearings Business or have contact with the T&N Bearings Business outside of normal business activities. The T&N Bearings Business accounted for approximately $393.1 million of T&N's 1997 revenues and employed approximately 4,000 people. Certain pro forma information related to the disposition of the T&N Bearings Business is set forth under the caption "Unaudited Pro Forma Financial Data." In addition, T&N's North American aftermarket business is being held separately (on an interim basis) as an independent business pursuant to the Agreement Containing Consent Order.

MANUFACTURING DIVISIONS

  Federal-Mogul has three manufacturing divisions as follows:

                                                        % OF
  MANUFACTURING                                         1997
  DIVISION          PRODUCT                            SALES  BRAND NAMES                         APPLICATION

  Powertrain        Engine Bearings, Bushings, Washers        Federal-Mogul(R), Glyco(R),         automotive, light truck,
  Systems            and Large Bearings                 40.0% AE Goetze(R) and Sterling(R)        heavy duty, industrial,
  ($1.9 billion of  Pistons and Piston Pins             33.0%                                     marine, agricultural,
  consolidated      Rings and Liners                    27.0%                                     power generation and
  sales                                                ------                                     small air-cooled engine
  in 1997)
                                                       100.0%

  Sealing Systems   Dynamic Seals                       30.0% National(R), Mather(R), STS(R),     automotive, light truck,
  ($1.1 billion of  Gaskets                             70.0% Redi-Seal(R), Redi-Sleeve(R),       heavy duty truck,
  consolidated                                         ------ Unipiston(R), Engine Seal(R), Fel-  agricultural, off-highway,
  sales in 1997)                                              Pro(R), Payen(R) and McCord(R)      marine, railroad, high
                                                                                                  performance and
                                                                                                  industrial
                                                       100.0%

  General Products  Camshafts                           13.0% Weyburn-Bartel(R), Weyburn-         vehicular and industrial
  ($1.2 billion of  Friction Products                   42.0% Lydmet(R), Brico(R), Sintertech(R),
  consolidated      Sintered Products                   17.0% Bentley-Harris(R), Silverton(R),
  sales in          Systems Protection Products          9.0% FHE(R), Connoisseur Auto
  1997)(1)          Other General Products              19.0% Air Conditioning(R), Carter(R)
                                                       ------ and Signal-Stat(R)
                                                       100.0%

-------
(1) Excluding approximately $600 million of sourced aftermarket product.

 POWERTRAIN SYSTEMS

  Federal-Mogul's Powertrain Systems products are used in automotive, light truck, heavy duty, industrial, marine, agricultural, power generation and small air-cooled engine applications. The Powertrain Systems (not including the T&N Bearings Business to be divested) accounted for $1.9 billion of Federal-Mogul's 1997 pro forma consolidated sales, of which 41% were in North America, 52% were in Europe and 7% were in the rest of the world. In 1997,

Powertrain Systems unit's five largest customers by sales volume were Caterpillar, Cummins, Ford, General Motors and Volkswagen/Audi (in alphabetical order). Approximately 68% of the sales in 1997 for Powertrain Systems were to OE customers while 32% were to aftermarket customers.

  Federal-Mogul's Powertrain Systems operations combine large bearings and piston products operations acquired in the T&N acquisition with pre-existing powertrain assets of Federal-Mogul, primarily bearings operations. The addition of T&N greatly expanded Federal-Mogul's presence in cast aluminum pistons and large bearings as well as adding four additional product lines, articulated pistons, piston rings, cylinder liners and piston pins. The Company's Powertrain Systems maintains 57 manufacturing locations in 16 countries. (T&N's other Powertrain Systems operations--thinwall bearings and dry bearings--are to be divested for regulatory reasons and are held separately, in the interim, see "--Reorganization.")

  Engine Bearings, Bushings, Washers and Large Bearings. Engine bearings, bushings, washers and large bearings accounted for approximately 40% of the sales for Powertrain Systems. Federal-Mogul manufactures thin wall engine bearings, bushings and washers for original equipment and aftermarket sales. These products include bimetallic and trimetallic journal bearings (main, connecting rod, thrust and tilting pad), bimetallic and trimetallic bushings and washers, valve plates, labyrinth seals, dry bearings and sputter bearings. Federal-Mogul's large bearings products--heavy wall bearings, rotating plant bearings and structural products--are sold only to OE customers. Engine bearings, bushings, washers and large bearings are sold under the brand names Federal-Mogul(R) and Glyco(R).

  Pistons and Piston Pins. Pistons and piston pins accounted for approximately 33% of the sales for Powertrain Systems. Federal-Mogul designs and manufactures cast aluminum pistons for all gasoline and diesel engine applications, articulated aluminum body/steel crown pistons for heavy duty diesel applications, piston rings for all classes of internal combustion engines, cylinder liners in cast iron for new generation aluminum block engines and piston pins from steel. The addition of T&N has significantly expanded the technology, scope and range of pistons offered by Federal-Mogul, most notably in the OE market. The T&N acquisition has also added piston rings and a wide range of high strength steel piston pins (also known as wrist pins or gudgeon pins) to the Federal-Mogul product line. Pistons and piston rings are sold under the brand names AE Goetze(R) and Sterling(R).

  Rings and Liners. Rings and liners accounted for approximately 27% of the sales for Powertrain Systems. Federal-Mogul manufactures a wide range of cast iron or steel rings, plasma, chrome and CKS coatings and wet, dry and cast liners. Federal-Mogul now designs and manufactures a wide range of cast iron and steel piston rings. With the addition of T&N and Fel-Pro, Federal-Mogul added cylinder liners to its product line. Rings and liners are marketed under the brand name AE Goetze(R).

 SEALING SYSTEMS

  Federal-Mogul's Sealing Systems products are used in automotive, light truck, heavy duty diesel, agricultural, off-highway, marine, railroad, high performance and industrial applications. Sealing Systems accounted for $1.1 billion of Federal-Mogul's 1997 consolidated sales, of which 66% were in North America, 23% were in Europe and 11% were in the rest of the world. In 1997, this division's five largest customers by sales volume were Chrysler, Cummins, Fiat, Ford and General Motors (in alphabetical order). Approximately 47% of the sales in 1997 for Sealing Systems division were to OE customers while 53% were to aftermarket customers.

  Federal-Mogul's Sealing Systems operations combine the gaskets operations acquired in the T&N and Fel-Pro acquisitions with the pre-existing Federal-Mogul dynamic seals business. The acquisitions of T&N and Fel-Pro have made Federal-Mogul one of a select number of manufacturers with the ability to seal entire engines, transmission and axle systems. The Company's Sealing Systems maintains 23 manufacturing locations in 12 countries.

  Dynamic Seals. Dynamic seals accounted for approximately 30% of the sales for Sealing Systems division. Federal-Mogul manufactures a line of dynamic seals consisting of oil seals (for engine, transmissions and axles), crankshaft seal carrier assemblies, valve stem seals, air conditioning compressor seals, bonded pistons for transmissions, 24-hour made-to-order oil seals, wear sleeves for shaft sealing surface repair and truck hub seals. These products are marketed under the brand names National(R), Mather(R), STS(R), Redi-Seal(R), Redi-Sleeve(R) and Unipiston(R).

  Gaskets. Gaskets accounted for approximately 70% of the sales for Sealing Systems. Federal-Mogul utilizes a wide range of material technologies to manufacture a full range of gasket types, including cylinder head gaskets in multi-layer steel, graphite, edge molded metal plate and other composites, valve and rocker cover gaskets, intake and exhaust manifold gaskets and miscellaneous gaskets in steel, composite, elastomeric and spiral wound. Federal-Mogul also offers a complete line of repair kits for professional installers under the brand name of Fel-Pro(R). Federal-Mogul established a strong presence in the heavy duty OE market for gaskets (including, primarily, gaskets for light and heavy duty diesel engines) through its acquisition of Fel-Pro. While Fel-Pro's market share of automotive OE gaskets was more limited, T&N's Sealing Products division has a stronger presence in the automotive OE market, adding balance to Federal-Mogul's overall OE gasket activities.

 GENERAL PRODUCTS

  Federal-Mogul's General Products includes four primary product lines, which were primarily acquired with T&N: camshafts, friction products, sintered products and systems protection products. In addition, General Products includes a number of smaller product lines, some of which (fuel systems components and lighting products) pre-date the acquisition of T&N and others of which (heat transfer products and textiles) were acquired with T&N. Products Federal-Mogul sources from other manufacturers, which are not related to Powertrain Systems and Sealing Systems, are included in General Products and distributed by Worldwide Aftermarkets.

  Products manufactured by Federal-Mogul's General Products accounted for $1.2 billion of Federal-Mogul's 1997 consolidated sales (excluding $600 million of sourced aftermarket product). Approximately 34% of the unit's manufactured sales were in North America, 57% were in Europe and 9% were in the rest of the world. In 1997, General Products' five largest customers by sales volume were Ford, General Motors, LucasVarity, Peugeot and Renault (in alphabetical order). Approximately 64% of the sales in 1997 for General Products of products it manufactures were to OE customers while 36% were to aftermarket customers. The Company's General Products maintains 53 manufacturing locations in 17 countries.

  Camshafts. Camshafts accounted for approximately 13% of Federal-Mogul manufactured products sales for General Products. Federal-Mogul casts, machines and assembles camshafts primarily for the automotive market. These products are marketed under the brand names Weyburn-Bartel(R) and Weyburn-Lydmet(R).

  Friction Products. Friction products accounted for approximately 42% of Federal-Mogul manufactured products sales for General Products. Federal-Mogul manufactures disc brake pads, drum brakes and brake linings for the automotive and commercial vehicle sector. These products are marketed under the brand name Ferodo(R) and are sold primarily in Europe.

  Sintered Products. Sintered products accounted for approximately 17% of Federal-Mogul manufactured products sales for General Products. Federal-Mogul utilizes advanced powder metallurgy techniques for the manufacture of a wide range of automotive components including valve guides, valve seat inserts, ABS sensor rings and other transmission components, together with engine components, principally pulleys, gears and sprockets. These products are marketed under the brand names Brico(R) and Sintertech(R), solely to OE customers.

  Systems Protection Products. Systems protection products accounted for approximately 9% of Federal-Mogul manufactured products sales for General Products. Federal-Mogul manufactures a wide variety of products used for automotive under body and under hood protection from heat, noise, abrasion and stone impingement. Most of these products are based on braided, knitted and non-woven fabrics. Products based on the same technologies are sold in the electrical, white goods and aerospace industries. These products are marketed under the brand name Bentley-Harris(R), solely to OE customers, and are sold primarily in North America.

  Other General Products. Other general products--primarily consisting of heat transfer products, fuel system components and lighting products--accounted for approximately 19% of Federal-Mogul manufactured products sales for General Products. Federal-Mogul is in the process of reselling the chemical manufacturing operations acquired with Fel-Pro (representing approximately $32.8 million of Fel-Pro's 1997 net sales and $2.6 million of Fel-Pro's 1997 net income). The primary components of other general products are:

  . heat transfer products (engine cooling radiators in both aluminum and copper brass construction and heater, ventilator and air conditioning units for automotive in-cab use) manufactured in South Africa for sale in the South African market and for global export under the brand names Silverton(R), FHE(R) and Connoisseur Auto Air Conditioning(R);

  . fuel system components (a full line of fuel pumps including mechanical fuel pumps, diesel lift pumps, electric fuel pumps, electric fuel modules and hanger assemblies) marketed in North America, under the brand name Carter(R); and

  . lighting products (clearance marker lamps, front, side and rear signal lamps, stop, tail and turn lights, emergency lighting, turn signal switches, auxiliary lighting and back-up lamps) marketed under the brand name Signal-Stat(R).

WORLDWIDE AFTERMARKET

  Federal-Mogul's North American distribution centers in Jacksonville, Alabama, LaGrange, Indiana, and Maysville, Kentucky (the "Distribution Centers"), served as the core of Federal-Mogul's domestic aftermarket distribution network prior to the acquisitions of T&N and Fel-Pro. Products are shipped from these Distribution Centers to service centers in the United States and Canada. For Latin American sales, products are shipped through a facility in Weston, Florida to two international regional distribution centers and 15 Latin American branches. For European sales, products are shipped through Federal-Mogul's facility in Kontich, Belgium.

  T&N and Fel-Pro each brought with them developed aftermarket operations duplicating, in part, Federal-Mogul's existing capabilities. T&N was, at the time of its acquisition, the world's largest supplier of engine parts to the independent aftermarket, as measured by revenues (with approximately 80% of the parts distributed having been produced by T&N). Fel-Pro also brought significant aftermarket penetration with it, built on the substantial brand loyalty its gasket lines have acquired through a history of technological innovations, merchandising and marketing, which have differentiated them in the market, particularly among professional installers. Management thus believes that aftermarket distribution provides significant opportunities for realization of synergies.

  T&N's aftermarket distribution system at the time of the acquisition included 36 major distribution centers and sales offices utilizing over 1,600 employees worldwide to distribute over 200,000 component parts of 5,000 engine models via its AE and Goetze marketing networks. The Company's Worldwide Aftermarket includes 118 distribution facilities in 19 countries.

  Fel-Pro's domestic aftermarket business, focused primarily on gaskets, primarily distributed from a state-of- the-art facility inside its Skokie, Illinois plant, using a highly automated, virtually paperless process.

CUSTOMERS

  Among Federal-Mogul's largest customers are Caterpillar, Chrysler, Cummins, Ford, General Motors, Mercedes-Benz, NAPA, Peugeot and Volkswagen/Audi (in alphabetical order).

  Original Equipment. Federal-Mogul's OE customers consist primarily of automotive and heavy duty vehicle customers, as well as farm and industrial equipment manufacturers, agricultural, off-highway, marine, railroad, high performance and industrial applications. Federal-Mogul has well-established relationships with substantially all major North American and European automotive OE manufacturers, some pre-existing and others resulting from the acquisitions of T&N and Fel-Pro. Management believes there are additional system opportunities with OE manufacturers in the Asia-Pacific and Latin American regions. In addition, management believes that the acquisitions of T&N and Fel-Pro have positioned Federal-Mogul to take advantage of developing OE customer demand for single supplier systems and modules in the future, particularly in light of Federal-Mogul's global reach and capabilities. See "--Strategy."

  Aftermarket. Federal-Mogul's domestic and international customers include independent warehouse distributors who redistribute products to local parts suppliers called "jobbers," industrial bearing distributors, distributors of heavy duty vehicular parts, engine rebuilders and retail parts stores. The breadth of Federal-Mogul's product lines, together with the strength of its brand names and sales force, are central to Federal-Mogul's aftermarket operations.

RESEARCH AND DEVELOPMENT

  Federal-Mogul maintains technical centers in Europe and North America to develop and provide advanced materials, products and manufacturing processes for all of its manufacturing units, including facilities acquired with T&N and Fel-Pro. Federal-Mogul's expertise in engineering, research and development ensures that the latest technologies, processes and materials are considered in solving problems for customers and bringing new, innovative product to market. Federal-Mogul provides its customers with real-time engineering capabilities and design development in their home countries. In recognition of the importance of technology throughout its operations, following the acquisitions, Federal-Mogul created the post of Vice President--Technology to coordinate technological activities throughout its operations.

  The acquisitions of T&N and Fel-Pro provided Federal-Mogul with substantial additional technological expertise. In particular, the newly acquired technical centers in the United Kingdom and the United States bring a new depth of capability in materials development, surface engineering, computational analysis, engine testing and systems engineering. Recent achievements of these centers include development of advanced piston alloys, novel bearing coatings, brake pads for motor sport applications, engine structure modelling to predict gasket performance and test techniques for measurement of bore distortion in running engines.

  The Fel-Pro acquisition brought substantial research operations focusing on gaskets and their manufacture, including complete material, application design and process development capabilities and a dedicated design/engineering staff of over 100 employees. Recent technology innovations pioneered by Fel-Pro include PermaDry Plus(R), multi-layered steel head gaskets, noise and vibration dampening devices and rubber edge molded gaskets. In the past, Fel-Pro has introduced several product innovations including Fel-Coprene(R), Print-O-Seal(R) and Perma-Torque Blue(R), which have become market standards in the gasket aftermarket.

  Technological activities are conducted at facilities Federal-Mogul acquired from T&N including, in particular, its central technical center at Cawston, England, its facility at Burscheid, Germany and its technical center at Plymouth, Michigan, and at Fel-Pro's facilities in Skokie, Illinois, as well as at Federal-Mogul's major pre-existing technological centers, in Ann Arbor, Michigan, Logansport, Indiana, Malden, Missouri, and Wiesbaden, Germany. Each of Federal-Mogul's operating units is engaged in various engineering, research and development efforts working side by side with customers to develop custom solutions unique to their needs.

  Total expenditures for research and development activities, on a pro forma basis, were approximately $102.8 million in 1997, $101.6 million in 1996 and $99.8 million in 1995.

SUPPLIERS

  Federal-Mogul sells its manufactured parts as well as parts manufactured by other manufacturers to the aftermarket. In 1997, only one outside supplier of Federal-Mogul provided products that accounted for more than 5% of Federal-Mogul's net sales. This supplier provided products accounting for significantly less than 10% of Federal-Mogul's net sales, pursuant to a long-term contract.

  Federal-Mogul does not normally experience supply shortages of raw materials. Certain of Federal-Mogul's relationships with its long-term suppliers are contractual.

  In connection with the acquisition of the automotive aftermarket business of TRW, Inc. ("TRW") in 1992, Federal-Mogul and TRW entered into a Supply Agreement for an initial term of 15 years (the "Supply Period"), pursuant to which TRW agreed to supply Federal-Mogul with parts manufactured by TRW and distributed by Federal-Mogul. During the first five years of the Supply Period (the "Exclusive Period"), Federal-Mogul is an exclusive distributor of such TRW parts and thereafter will be a nonexclusive distributor for the remaining term of the Supply Agreement, subject to certain exceptions. Thereafter, both the Exclusive Period and the Supply Period are automatically renewable for one-year periods and are terminable upon one year's notice by either party.

LEGAL PROCEEDINGS

 T&N Asbestos

  In the United States, Federal-Mogul's subsidiary T&N plc and two of T&N plc's U.S. subsidiaries ("the T&N Companies") are among many defendants named in numerous court actions alleging personal injury resulting from exposure to asbestos or asbestos-containing products. T&N plc is also subject to asbestos-disease litigation, to a lesser extent, in the UK and to property damage litigation based upon asbestos in the United States. Because of the slow onset of asbestos-related diseases, management anticipates that similar claims will be made in the future. It is not known how many such claims may be made nor the expenditure which may arise therefrom. T&N has appointed the Center for Claims Resolution ("CCR") as its exclusive representative in relation to all asbestos-related personal injury claims made against the T&N Companies in the United States. As of March 31, 1998, the Company has provided $1.351 billion as its estimate for future costs to resolve asbestos claims.

  Prior to its acquisition by Federal-Mogul, T&N secured, by payment of a premium of (Pounds)92 million, a (Pounds)500 million layer of insurance cover which will be triggered should the aggregate number of claims notified after June 30, 1996, where the exposure occurred prior to that date ("IBNR claims"), exceed (Pounds)690 million. At March 31, 1998, Federal-Mogul has recorded reserves for IBNR claims up to the insurance level, which is (Pounds)690 million. For discussion of asbestos-related liabilities and reserves, see Notes 19 and 28 to the T&N Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations--T&N--Asbestos."

  While management believes that estimated reserves, which have not been reduced by any potential insurance proceeds, coupled with T&N's asbestos-related claims insurance policy, are appropriate for anticipated losses arising from T&N's asbestos related claims, no assurance can be given that T&N will not be subject to material additional liabilities and significant additional litigation relating to asbestos. Any such liabilities or litigation could have a material adverse effect on Federal-Mogul's results of operations, business, liquidity and financial condition. See "Risk Factors--T&N's Asbestos Liability."

 Federal-Mogul and Fel-Pro Asbestos

  Federal-Mogul also is one of a large number of defendants in a number of lawsuits brought by claimants alleging injury due to exposure to asbestos. In addition, Fel-Pro has been named as a defendant in approximately 18,000 product liability cases involving asbestos, primarily involving gasket or packing products sold to ship owners. Federal-Mogul is defending all such claims vigorously and believes that it and Fel-Pro have substantial defenses to liability and adequate insurance coverage for defense costs (though Fel-Pro has agreed with its insurers to pay approximately 20% of defense costs, in exchange for the right to a significant role in decisions regarding the litigation). While the outcome of litigation cannot be predicted with certainty, after consulting with the office of Federal-Mogul's general counsel, management believes that asbestos claims pending against Federal-Mogul and Fel-Pro as of March 31, 1998 will not have a material effect on Federal-Mogul's financial position.

 Other

  Federal-Mogul is involved in various other legal actions and claims, directly and through its subsidiaries (including T&N and Fel-Pro). After taking into consideration legal counsel's evaluation of such actions, management is of the opinion that their outcomes are not reasonably likely to have a material adverse effect on Federal-Mogul's financial position operating results or cash flow.

  For information respecting lawsuits concerning environmental matters to which Federal-Mogul is a party, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Federal-Mogul--Environmental Matters."

EMPLOYEE RELATIONS

  On March 31, 1998, Federal-Mogul had approximately 45,000 full-time employees (including the T&N Bearings Business), of whom approximately 17,500 were employed in the United States. Approximately 13,700 of these employees work for operations predating the acquisitions of T&N and Fel-Pro, approximately 28,600 work for operations acquired with T&N and approximately 3,100 work for operations acquired with Fel-Pro. An anticipated result of the integration plan and restructuring relating to the acquisitions of T&N and Fel-Pro is a reduction of approximately 4,200 employees.

  Approximately 40% of Federal-Mogul's United States employees are represented by six unions. Approximately 55% of Federal-Mogul's foreign employees are represented by various unions. Each of Federal-Mogul's unionized manufacturing facilities has its own contract with its own expiration date and, as a result, no contract expiration date affects more than one facility. Federal-Mogul believes its labor relations to be good.

ENVIRONMENTAL REGULATIONS

  Federal-Mogul's operations, in common with those of industry generally, are subject to numerous existing and proposed laws and governmental regulations designed to protect the environment, particularly regarding plant wastes and emissions and solid waste disposal. Capital expenditures for property, plant and equipment for environment control activities did not have a material impact on Federal-Mogul's financial position or results of operations in 1997 and are not expected to have a material impact on Federal-Mogul's financial position or results of operations in 1998 or 1999.

BACKLOG

  The majority of Federal-Mogul's products are not on a backlog status. They are produced from readily available materials and have a relatively short manufacturing cycle. For products supplied by outside suppliers, Federal-Mogul generally purchases products from more than one source. Federal-Mogul expects to be capable of handling the anticipated 1998 sales volumes.

PATENTS AND LICENSES

  Federal-Mogul is committed to protecting its technology investments and market share through an active and growing international patent portfolio. Federal-Mogul's patent portfolio is composed of a large number of foreign and U.S. patents and pending patent applications which relate to a wide variety of products and processes. In the aggregate, Federal-Mogul's international patent portfolio is of material importance to its business; however, Federal-Mogul does not consider any international patent or group of international patents relating to a particular product or process to be of material importance when judged from the standpoint of the business as a whole.

COMPETITION

  The global vehicular parts business is highly competitive. Federal-Mogul competes with many of its customers that produce their own components as well as with independent manufacturers and distributors of component parts in the United States and abroad. In general, competition for such sales is based on price, product quality, customer service and the breadth of products offered by a given supplier. Federal-Mogul has attempted to meet these competitive challenges through more efficiently integrating its manufacturing and distribution operations, expanding its product coverage within its core businesses, and expanding its worldwide distribution network.

PROPERTIES

  Federal-Mogul conducts its business from its World Headquarters complex in Southfield, Michigan, which is leased pursuant to a sale/leaseback arrangement. At March 31, 1998, Federal-Mogul had over 120 manufacturing facilities with in excess of 16 million square feet (approximately 80% of which were owned and 20% were leased) and over 100 aftermarket facilities with in excess of 3.5 million square feet (approximately 10% of which were owned and 90% were leased). Over half of the manufacturing facilities (by square footage) were in Europe and approximately one third were in North America. Over 85% of aftermarket facilities (by square footage) were in North America, with a strong majority of the remainder in Europe. Federal-Mogul also had other facilities (primarily research and office only sites) accounting for approximately 800,000 square feet.

  All owned and leased properties are well maintained and equipped for the purposes for which they are used. Federal-Mogul believes that its facilities are suitable and adequate for the operations involved. In the case of leased properties, Federal-Mogul believes that the leases could be renewed or comparable facilities could be obtained without materially affecting operations.

                                  MANAGEMENT

  The following tables set forth the name, age and position of the executive officers and the directors, respectively of Federal-Mogul.

     EXECUTIVE OFFICER      AGE                   POSITION
     -----------------      ---                   --------
                                 Chairman, Chief Executive Officer and
Richard A. Snell...........  56  President
                                 Executive Vice President--Powertrain
Alan C. Johnson............  49  Systems
                                 Executive Vice President--Worldwide
Paul R. Lederer............  58  Aftermarket
                                 Executive Vice President and Chief
Thomas W. Ryan.............  50  Financial Officer
Wilhelm A. Schmelzer.......  57  Executive Vice President--Sealing Systems
Frank Tomes................  55  Executive Vice President--General Products
                                 Senior Vice President, General Counsel and
Edward W. Gray, Jr.........  51  Secretary
Alan R. Begg...............  43  Vice President--Technology
David A. Bozynski..........  43  Vice President and Treasurer
Charles B. Grant...........  53  Vice President--Corporate Development
Richard P. Randazzo........  54  Vice President--Human Resources
Kenneth P. Slaby...........  46  Vice President and Controller
James J. Zamoyski..........  51  Vice President--Strategic Planning

         DIRECTOR           AGE
         --------           ---
Richard A. Snell...........  56
John J. Fannon.............  64
Roderick M. Hills..........  67
Paul S. Lewis..............  61
Antonio Madero.............  60
Robert S. Miller...........  56
John C. Pope...............  49
H. Michael Sekyra..........  56
Sir Geoffrey Whalen........  62

  Mr. Snell has served as Chairman of the Board, Chief Executive Officer and President and a director of Federal-Mogul since November 1996. He also serves as Chairman of the Executive and Finance Committee and as a member of the Pension Committee. Mr. Snell was previously employed by Tenneco, Inc., from November 1987 to November 1996, most recently having served as President and Chief Executive Officer of Tenneco Automotive from September 1993 until he was employed by Federal-Mogul. Mr. Snell is also a member of the Board of Directors of Schneider National, Inc.

  Mr. Begg has served as Vice President--Technology since February 1998. Prior to this position, Mr. Begg served as Managing Director of T&N Technology and was a member of the T&N Management Committee from 1993 to February 1998, General Manager, Sales Director and Business Manager at BP Metal Composites from 1991 to 1993, and Senior Research Scientist and Project Leader for advance engineering materials development at BP Research Center from 1983 to 1988.

  Mr. Bozynski has served as Vice President and Treasurer since May 1996. Prior thereto, Mr. Bozynski was employed by Unisys Corporation as Vice President and Assistant Treasurer from October 1994 to April 1996, Vice President--Line of Business Finance from April 1993 to September 1993, and Vice President--Corporate Business Analysis from March 1992 to April 1993.

  Mr. Fannon has served as a director of Federal-Mogul since 1986. He is Chairman of the Compensation Committee and a member of the Pension and the Nominating Committees. Mr. Fannon retired in 1997 as Vice Chairman of Simpson Paper Company, a privately held global forest products company with annual sales exceeding $1 billion, a position that he held since 1993. From 1980 until 1993, Mr. Fannon served as President of Simpson Paper. Previously, he was Vice President of Marketing for Simpson Paper. He also serves as a director of Simpson Paper and Seton Medical Center.

  Mr. Grant has served as Vice President--Corporate Development since December 1992. Prior to this position, Mr. Grant served as Vice President and Controller of Federal-Mogul from May 1988 to December 1992, Vice President of Finance, Vice President--Controller and Controller of the Fastening Systems Group of Huck Manufacturing, and Audit Manager at Ernst & Young.

  Mr. Gray has served as Senior Vice President, General Counsel and Secretary since March 1998. Prior to this position, Mr. Gray was the managing partner for the Washington D.C. office of Fitch, Even, Tabin, and Flannery from April 1994 to 1998, a founding partner of Gray, Blount & Associates, LLP from 1993 to 1998 and at R.R. Donnelley & Sons Company from 1986 to May 1993, where his most recent position was Vice President--Information Services.

  Mr. Hills has served as director of Federal-Mogul since 1977. He is Chairman of the Nominating Committee and a member of the Audit, Executive and Finance, and Pension Committees. In January 1987, Mr. Hills was named Managing Director-Chairman of The Manchester Group Ltd., and has continued to manage that business, which is now conducted under the name of Hills Enterprises, Ltd. From May 1989 until June 1995, he also served successively as a partner of and/or a consultant to the law firms of Donovan Leisure Rogovin Huge & Schiller, Shea & Gould, and Mudge Rose Guthrie Alexander & Ferndon. Mr. Hills is a member of the Board of Directors of Waste Management, Inc. and Oak Industries, Inc.

  Mr. Johnson has served as Executive Vice President--Powertrain Systems since February 1998. Mr. Johnson has been with Federal-Mogul since 1970, serving as Executive Vice President responsible for Federal-Mogul's Worldwide manufacturing and international aftermarket operations from January 1997 to February 1998, President--Operations from January 1995 to January 1997, Vice President and President--Powertrain Operations--Americas from 1993 to January 1995 and Vice President and General Manager--Oil Seal Operations from 1992.

  Mr. Lewis has served as director of Federal-Mogul since May 1998. Mr. Lewis joined Tate & Lyle plc as Group Finance Director in June 1988 and became Deputy Chairman of the Group in March 1993. He served on the Executive Committee and various other board and committees with the Group. He joined the Board of Dairy Crest Group as a non-executive Director in August 1993. On December 1, 1995 Mr. Lewis joined the Board of T&N plc as a non-executive Director. Mr. Lewis served on the Listing Policy Committee of the London Stock Exchange until 1996 and is a Governor of Stratford School, East London and a member of the Finance Committee of London First.

  Mr. Lederer has served as Executive Vice President--Worldwide Aftermarket since February 1998. Prior to this position, Mr. Lederer was President and Chief Operating Officer of Fel-Pro, Incorporated. Prior to joining Fel-Pro, he was a consultant to several automotive parts companies while serving on the Board of Directors of Ozark/O'Reilly Automotive, Fullerton Metals and Trans-Pro Corporation. Mr. Lederer has also served as Executive Vice President of Stant, Chairman and Chief Executive of Epicor Industries, Incorporated, President--Automotive Group, Group Vice President--Operations and General Manager-Edelmann Durson at Parker Hanifin, and Executive Vice President of E. Edelmann & Company.

  Mr. Madero has served as director of Federal-Mogul since February 1994. He is a member of the Audit, Nominating and Compensation Committees. Mr. Madero founded SANLUIS Corporacion S. A. de C.V.

("Sanluis") and has served as its Chairman of the Board and Chief Executive Officer since 1979. Sanluis is a Mexican holding company with interests in gold, silver, mining and auto parts. Mr. Madero is also a member of the Boards of Directors of Cydsa S.A., of Cydsa, S.A. de C.V., Grupo Embotelladoras Unidas, S.A. de C.V., Alfa, S.A. de C.V., Grupo Industrial Saltillo, S.A. de C.V., Fondo Opcion, S.A. de C.V., Grupo Industrial Durango, S.A. de C.V., G. Accion S.A., Grupo Financier Banamex Accival S.A., Seguros Comercial America, S.A., Grupo Posadas, S.A. de C.V., Banca Quadrum, S.A. de C.V., Banca Chase (Mexico) S.A., Deere and Company and a member of the International Advisory Committee of The Chase Manhattan Bank.

  Mr. Miller has served as a Director of Federal-Mogul since 1993. He is the Chairman of the Pension Committee and a member of the Audit and Nominating Committees. From September until November 1996 he served as Acting Chief Executive Officer of Federal-Mogul. Mr. Miller is Chairman of the Board and Chief Executive Officer of Waste Management, Inc. Since 1993, Mr. Miller has served as Vice President and Treasurer, and as a director, of Moore Mill and Lumber Company, a privately held timber business in Oregon. In April 1995, he was named Chairman of the Board of Directors of Morrison Knudsen Corporation, a position he held until September 1996, when he became its Vice Chairman of the Board. In addition to Waste Management and Morrison Knudsen, Mr. Miller also serves as a member of the Board of Directors of Fluke Corporation, Pope & Talbot, Inc. and Symantec Corp.

  Mr. Pope has served as a director of Federal-Mogul since 1987. He is Chairman of the Audit Committee and a member of the Compensation, Executive and Finance, and Nominating Committees. Mr. Pope was President, Chief Operating Officer and Director of UAL Corporation and United Air Lines from May 1992 until July 1994. Mr. Pope was named Chairman of the Board of MotivePower Industries, Inc. in 1995. Mr. Pope is a member of the Board of Directors of Dollar Thrifty Automotive Group, Inc., Lamalie Associates, Inc., Medaphis Corporation, MotivePower Industries, Inc., Wallace Computer Services, Inc. and Waste Management, Inc.

  Mr. Randazzo has served as Vice President--Human Resources since January 1997. Prior thereto, Mr. Randazzo served as Senior Vice President--Human Resources of Nextel Communications, Inc. from December 1994 to December 1996, Senior Vice President--Human Resources--Americas Region of Asea Brown Boveri, Inc. from December 1990 to December 1994, and various positions at Xerox Corporation, including Vice President of Human Resources and the U.S. Marketing Group.

  Mr. Ryan has served as Executive Vice President since March 1998 and as Chief Financial Officer since February 1997. Mr. Ryan joined Federal-Mogul in February 1997 as Senior Vice President and Chief Financial Officer. Mr. Ryan was Chief Financial Officer of Tenneco Automotive, a division of Tenneco, Inc. from January 1995 to February 1997, and Vice President, Treasurer and Controller of A.O. Smith Corporation from March 1985 to January 1995.

  Mr. Schmelzer has served as Executive Vice President--Sealing Systems since February 1998. Since joining Federal-Mogul in 1969, Mr. Schmelzer has served as Vice President and Group Executive--Engine and Transmission Products from April 1995 to February 1998, Vice President and Group Executive--Engine and Transmission Products Europe from January 1992 to April 1995, General Manager--Engine and Transmission Products--Americas from 1989 to 1991 and General Manager of Manufacturing Operations in Spain and Mexico from 1987 to 1989. Mr. Schmelzer represents Federal-Mogul as Chairman of Supervisory Boards at Federal-Mogul S.A., France and Federal-Mogul S.p.A., Italy. He has been an Advisory Board member of Arkwright International Ltd. since May 1995.

  Dr. Sekyra has served as a director of Federal-Mogul since 1991. He is a member of the Compensation, Nominating, and Pension Committees. Dr. Sekyra, a native of Austria, is Chairman and Chief Executive Officer of C.H. CHEM, a.s., the largest chemical company in the Czech Republic. He is also Chairman of Bohler Uddeholm, one of the world's leading companies in tool and speed steel. Dr. Sekyra holds a number of board positions in banking and industrial enterprises.

  Mr. Slaby has served as Vice President and Controller since April 1996. Prior thereto, Mr. Slaby held various positions at General Electric Company for 23 years, including Manager--Financial Operation for the global silicones business from November 1990 to April 1996, Manager--Financial Operation with GE Aircraft Electronics from March 1987 to November 1990, and Manager Finance Section at GE Aircraft Electronics Systems Department from July 1985 to March 1987.

  Mr. Tomes has served as Executive Vice President--General Products since February 1998. Prior to this position, Mr. Tomes served as Chief Executive-- Composites and Camshafts Group of T&N plc from January 1996 to February 1998. Prior to that he was Chief Executive of T&N's Industrial Products and Materials Group.

  Sir Geoffrey Whalen has served as director of Federal-Mogul since May 1998. Between 1984 and 1995, Sir Whalen was Managing Director, and from 1990 Deputy Chairman of Peugeot Talbot Motor Company plc. in the United Kingdom (now known as Peugeot). In January 1995, he retired from full-time employment with Peugeot. Sir Geoffrey Whalen is currently a director of Peugeot Motor Company plc; Conventry Building Society; Hills Precision Components Ltd.; Camden Motors Ltd.; Caradon plc, and Hall Engineering Holdings plc. Sir Geoffrey Whalen has also been active in the Society of Motor Manufacturers & Traders, the Trade Association representing vehicle and component makers in the United Kingdom where he was President 1988-1990 and 1993-1994 and is currently Deputy President.

  Mr. Zamoyski has served as Vice President--Strategic Planning since June 1997. Prior to this position, Mr. Zamoyski served as Vice President and General Manager from April 1995 to June 1997, Worldwide Aftermarket Operation--International from November 1993 to April 1996, and General Manager, Worldwide Aftermarket--Distribution and Logistics from August 1991 to November 1993.

                           DESCRIPTION OF THE NOTES

  The following description of the particular terms of the Notes offered hereby (referred to in the accompanying Prospectus as "Senior Debt Securities") supplements, and to the extent inconsistent therewith supersedes, the description of the general terms and provisions of Notes set forth in the accompanying Prospectus, to which description reference is hereby made.

GENERAL

  The Notes are to be issued under an Indenture (as amended or supplemented from time to time, the "Indenture") (referred to in the accompanying Prospectus as "Senior Indenture") among the Company, the Guarantors and The Bank of New York, as trustee (the "Trustee"). The following summary of certain provisions of the Indenture does not purport to be complete and is subject to and is qualified in its entirety by reference to all provisions of the Indenture, including the definitions of certain terms therein and those terms that are made a part thereof by reference to the Trust Indenture Act of 1939, as amended. Capitalized terms not otherwise defined herein shall have the meanings given to them in the accompanying Prospectus or the Indenture.

  Principal and interest on the Notes will be payable, the transfer of the Notes will be registrable, and the Notes may be presented for exchange, at the office or agency of the Company maintained for such purpose (which initially will be at the corporate trust office of the Trustee located at 101 Barclay Street, New York, New York 10286). So long as the Notes are represented by Global Notes, the interest payable on the Notes will be paid to Cede & Co., the nominee of the Depositary, or its registered assigns as the registered owner of such Global Notes, by wire transfer of immediately available funds on each applicable interest payment date. If any of the Notes are no longer represented by a Global Note, payment of interest may, at the option of the Company, be made by check mailed to the address of the person entitled thereto. No service charge will be made for any transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

  The 7 1/2% Notes, 7 3/4% Notes and 7 7/8% Notes each constitute a "Series" for purposes of the Indenture.

CERTAIN TERMS OF THE 7 1/2% NOTES

  The 7 1/2% Notes will be limited to $250,000,000 aggregate principal amount and will mature on July 1, 2004. The 7 1/2% Notes will be unsecured obligations of the Company and will be issued in denominations of $1,000 and integral multiples of $1,000. The 7 1/2% Notes will bear interest at a rate of 7 1/2% from the date of original issuance, payable on July 1 and January 1 of each year, commencing January 1, 1999, to the persons in whose name the 7 1/2% Notes are registered on the preceding June 15 and December 15, respectively. The 7 1/2% Notes will not be entitled to the benefit of any sinking fund.

CERTAIN TERMS OF THE 7 3/4% NOTES

  The 7 3/4% Notes will be limited to $400,000,000 aggregate principal amount and will mature on July 1, 2006. The 7 3/4% Notes will be unsecured obligations of the Company and will be issued in denominations of $1,000 and integral multiples of $1,000. The 7 3/4% Notes will bear interest at a rate of 7 3/4% from the date of original issuance, payable on July 1 and January 1 of each year, commencing January 1, 1999, to the persons in whose name the 7 3/4% Notes are registered on the preceding June 15 and December 15, respectively. The 7 3/4% Notes will not be entitled to the benefit of any sinking fund.

CERTAIN TERMS OF THE 7 7/8% NOTES

  The 7 7/8% Notes will be limited to $350,000,000 aggregate principal amount and will mature on July 1, 2010. The 7 7/8% Notes will be unsecured obligations of the Company and will be issued in denominations of $1,000 and integral multiples of $1,000. The 7 7/8% Notes will bear interest at a rate of 7 7/8% from the date of original issuance, payable on July 1 and January 1 of each year, commencing January 1, 1999, to the persons in whose name the 7 7/8% Notes are registered on the preceding June 15 and December 15, respectively. The 7 7/8% Notes will not be entitled to the benefit of any sinking fund.

OPTIONAL REDEMPTION

  The Notes will be redeemable, at the option of the Company, in whole at any time or in part from time to time, on at least 30 days but not more than 60 days prior notice mailed to the registered address of each holder of Notes, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed or (ii) the sum of the present values of the Remaining Scheduled Payments discounted, on a semiannual basis (assuming a 360-day year consisting of twelve 30 day months), at the Treasury Rate plus 50 basis points, plus, in the case of each of clause (i) and (ii) above, accrued interest to the date of redemption.

  "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity (computed as of the second business day immediately preceding such redemption date) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

  "Comparable Treasury Issue" means the fixed rate United States Treasury security selected by an Independent Investment Banker as having a maturity most comparable to the remaining term of the 7 1/2% Notes, the 7 3/4% Notes or the 7 7/8% Notes, as the case may be (and which are not callable prior to maturity) to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practices, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the 7 1/2% Notes, the 7 3/4% Notes or the 7 7/8% Notes, as the case may be. "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Company.

  "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest or lowest of such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 3:30 p.m., New York City time on the third business day preceding such redemption date.

  "Reference Treasury Dealer" means each of Chase Securities Inc., Bear, Stearns & Co. Inc., Credit Suisse First Boston Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, BNY Capital Markets, Inc. Bank of New York Securities and BancAmerica Robertson Stephens and their respective successors; provided, however, that if any of the foregoing shall cease (either directly or through an affiliate) to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company may substitute therefor another nationally recognized investment banking firm that is a Primary Treasury Dealer.

  "Remaining Scheduled Payments" means, with respect to each Note to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that, if such redemption date is not an interest payment date with respect to such Note, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

  On and after the redemption date, interest will cease to accrue on the Notes or any portion thereof called for redemption. On or before the redemption date, the Company shall deposit with a paying agent (or the Trustee) money sufficient to pay the redemption price of and accrued interest on the Notes to be redeemed on such date. If less than all of the 7 1/2% Notes, the 7 3/4% Notes or the 7 7/8% Notes are to be redeemed, the Notes to be redeemed shall be selected by the Trustee by such method as the Trustee shall deem fair and appropriate.

TAX REDEMPTION

  The Notes may be redeemed at the option of the Company in whole, but not in part, at any time, on giving not less than 30 nor more than 60 days' notice (which notice shall be irrevocable), at the principal amount thereof, together with accrued interest to the date fixed for redemption, if the Company has or will become obligated to pay additional interest on the Notes as described under "Payment of Additional Amounts" as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or any change in the application or official interpretation of such laws, regulations or rulings, which change or amendment becomes effective on or after the date of this Prospectus Supplement, and such obligation cannot be avoided by the Company taking reasonable measures available to it, provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Company would be obliged to pay such additional interest were a payment in respect of the Notes then due.

PAYMENT OF ADDITIONAL AMOUNTS

  The Company will, subject to the exceptions and limitations set forth below, pay as additional interest to the holder of a Note that is a Non-U.S. Holder (as hereinafter defined) such amounts as may be necessary so that every net payment on such Note, after deduction or withholding for or on account of any present or future tax, assessment or other governmental charge imposed upon or as a result of such payment by the United States (or any political subdivision or taxing authority thereof or therein), will not be less than the amount provided in such Note to be then due and payable. However, the Company will not be required to make any such payment of additional interest for or on account of:

    (a)any tax, assessment or other governmental charge that would not have been imposed but for (i) the existence of any present or former connection between such holder (or between a fiduciary, settlor or beneficiary of, or a person holding a power over, such holder, if such holder is an estate or a trust, or a member or shareholder of such holder, if such holder is a partnership or a corporation) and the United States, including, without limitation, such holder (or such fiduciary, settlor, beneficiary, person holding a power, member or shareholder) being or having been a citizen or resident thereof or being or having been engaged in trade or business or present therein or having or having had a permanent establishment therein or (ii) such holder's past or present status as a personal holding company, foreign personal holding company or private foundation or other tax-exempt organization with respect to the United States or as a corporation that accumulates earnings to avoid United States federal income tax;

    (b)any estate, inheritance, gift, sales, transfer or personal property tax or any similar tax, assessment or other governmental charge;

    (c)any tax, assessment or other governmental charge that would not have been imposed but for the presentation by the holder of a Note for payment more than 15 days after the date on which such payment became due and payable or on which payment thereof was duly provided for, whichever occurs later;

    (d)any tax, assessment or other governmental charge that is payable otherwise than by deduction or withholding from a payment on a Note;

    (e)any tax, assessment or other governmental charge required to be deducted or withheld by any paying agent from a payment on a Note, if such payment can be made without such deduction or withholding by any other paying agent;

    (f)any tax, assessment or other governmental charge that would not have been imposed but for a failure to comply with any applicable certification, documentation, information or other reporting requirement concerning the nationality, residence, identity or connection with the United States of the holder or beneficial owner of a Note if, without regard to any tax treaty, such compliance is required by statute or regulation of the United States as a precondition to relief or exemption from such tax, assessment or other governmental charge; or

    (g)any tax, assessment or other governmental charge imposed on a holder that actually or constructively owns 10 percent or more of the combined voting power of all classes of stock of the Company or that is a controlled foreign corporation related to the Company through stock ownership;

nor shall such additional interest be paid with respect to a payment on a Note to a holder that is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner would not have been entitled to the additional interest had such beneficiary, settlor, member or beneficial owner been the holder of such Note.

RANKING

  The Notes are unsecured obligations of the Company, ranking pari passu with other unsubordinated, unsecured indebtedness of the Company, and ranking senior in right of payment to any future subordinated indebtedness of the Company.

  Indebtedness incurred under the Senior Credit Agreement and certain other indebtedness of the Company are secured by pledges of all or a portion of the stock of certain of the Company's subsidiaries and certain intercompany indebtedness. The Notes will not have the benefit of such pledges and the Indenture does not contain any restriction upon indebtedness, whether secured or unsecured, that the Company and its subsidiaries may incur in the future. The total amount of such secured indebtedness as of May 29, 1998 is $3,046.6 million. Secured creditors of the Company will have a claim on the assets which secure the obligation of the Company prior to any claims of holder of the Notes against such assets.

THE GUARANTEES

  Each of certain subsidiaries of the Company (the "Guarantors") will irrevocably and unconditionally guarantee on a joint and several basis the punctual payment when due, whether at stated maturity, by acceleration or otherwise, of all of the Company's obligations under the Indenture and the Notes, including its obligations to pay principal, premium, if any, and interest with respect to the Notes. Each of the Guarantees shall be a guarantee of payment and not of collection. The obligations of each Guarantor under its guarantee (each a "Guarantee") are limited to the maximum amount which, after giving effect to all other contingent and fixed liabilities of such Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Guarantee can be guaranteed by such Guarantor without resulting in the obligations of such Guarantor under its Guarantee constituting a fraudulent conveyance or fraudulent transfer under applicable federal or state law. Notwithstanding the foregoing, there is a risk that the Guarantees will involve a fraudulent conveyance or transfer, and thus will be unenforceable.

  The Guarantors on the date of the Indenture will be Federal-Mogul Dutch Holdings Inc., Federal-Mogul Global Inc., Federal-Mogul U.K. Holdings Inc., Carter Automotive Company, Inc., Federal Mogul Venture Corporation, Federal-Mogul World Wide, Inc., Federal-Mogul Global Properties, Inc., Felt Products Mfg. Co., Fel-Pro Management Co. and Fel-Pro Chemical Products L.P. The first three named Guarantors are holding companies whose sole assets are stock of subsidiaries or intercompany debt. The net book value of each of the other Guarantors is less than $10 million per Guarantor, except for Fel-Pro Chemical Products L.P., which had a net book value of approximately $40 million at March 31, 1998 and is in the process of being sold. The Guarantees are thus not expected to be of significant value to the holders of the Notes, and Federal-Mogul does not believe that separate financial information or other information in respect of the Guarantors would be material to purchasers of Notes. The Indenture will provide that each subsidiary of the Company that becomes a guarantor under the Senior Credit Agreement, as amended (or any other credit agreement renewing, refunding, replacing, restating, refinancing or extending the Senior Credit Agreement), after the date of the Indenture will become a Guarantor.

  In the event a subsidiary that is a Guarantor ceases to be a guarantor under the Senior Credit Agreement, as amended (or other credit agreement as described above), such subsidiary will also cease to be a Guarantor, whether or not a Default or Event of Default is then outstanding. A subsidiary may cease to be a Guarantor upon sale or other disposal of such subsidiary or otherwise. The Company is not restricted from selling or otherwise disposing of any of the Guarantors.

  It is anticipated each Guarantor will also guarantee certain other indebtedness including the Company's $125,000,000 8.8% Senior Notes due 2007 and $125,000,000 aggregate principal amount of Medium-term Notes (collectively the "Existing Notes"). Certain guarantors of the indebtedness issued under the Senior Credit Agreement or represented by the Existing Notes, have secured these guarantees of other indebtedness.

  The Indenture provides that if the Notes are defeased in accordance with the terms of the Indenture, including pursuant to a covenant defeasance, then the Guarantors shall be released and discharged of their obligations under the Guarantees.

CERTAIN COVENANTS OF THE COMPANY

  The following restrictions apply to the Notes.

  Limitation on Liens. So long as the Notes shall be Outstanding, the Company will not create or assume, and will not permit any Restricted Subsidiary to create or assume, any notes, bonds, debentures or other similar evidences of Indebtedness secured by any mortgage, pledge, security interest or lien (any such mortgage, pledge, security interest or lien being referred to herein as a "Mortgage" or "Mortgages") of or upon any Principal Property owned by the Company or by any Restricted Subsidiary or on shares of capital stock or evidence of Indebtedness of any Restricted Subsidiary, whether owned at the date of the Indenture or thereafter acquired, without making effective provision, and the Company in such case will make or cause to be made effective provision, whereby all Notes (together with, if the Company shall so determine, any other Indebtedness of the Company or such Restricted Subsidiary, whether then existing or thereafter created which is not subordinated to the Notes) shall be secured by such a Mortgage equally and ratably with (or prior to) any and all other Indebtedness thereby secured, so long as such Indebtedness shall be so secured; provided, however, that the foregoing shall not apply to any of the following:

    (i) Mortgages on any Principal Property, shares of stock of Indebtedness of any corporation existing at the time such corporation becomes a Subsidiary;

    (ii) Mortgages on any Principal Property, shares of stock or Indebtedness acquired, constructed or improved by the Company or any Restricted Subsidiary after the date of the Indenture which are created or assumed prior to, or contemporaneously with, such acquisition, construction or improvement or within 365 days after the acquisition, completion of construction or improvement or commencement of commercial operation of such property, to secure or provide for the payment of all or any part of the purchase price or the cost of such construction or improvement thereof, or, in addition to Mortgages contemplated by clause (iii) below, Mortgages on any Principal Property, shares of stock or Indebtedness existing at the time of acquisition thereof (including acquisition through merger or consolidation);

    (iii) Mortgages on any Principal Property or shares of stock or Indebtedness acquired from a corporation which is merged with or into the Company or a Restricted Subsidiary;

    (iv) Mortgages on any Principal Property, shares of stock or Indebtedness to secure Indebtedness to the Company or to a Restricted Subsidiary;

    (v) Mortgages on any Principal Property, shares of stock or Indebtedness in favor of the United States of America or any State thereof or The Commonwealth of Puerto Rico, or any department, agency or instrumentality or political subdivision of the United States of America or any State thereof or The Commonwealth of Puerto Rico, to secure partial, progress, advance or other payments, or to secure any Indebtedness incurred for the purpose of financing all or any part of the cost of acquiring, constructing or improving any Principal Property, shares of stock or Indebtedness subject to such Mortgages (including Mortgages incurred in connection with pollution control, industrial revenue, Title XI maritime financings or similar financings), or other Mortgages in connection with the issuance of tax-exempt industrial revenue bonds;

    (vi) Mortgages existing as of the date of the Indenture;

    (vii) Mortgages for taxes, assessments or other government charges, the validity of which is being contested in good faith by appropriate proceedings and materialmen's, mechanics' and other like Mortgages, or deposits to obtain the release of such Mortgages;

    (viii) Mortgages created or deposits made to secure the payment of workers' compensation claims or the performance of, or in connection with, tenders, bids, leases, public or statutory obligations, surety and appeal bonds, contracts, performance and return-of-money bonds or to secure (or in lieu of) surety or appeal bonds and Mortgages made in the ordinary course of business for similar purposes; and

    (ix) any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any Mortgage referred to in the foregoing clauses (i) to (viii), inclusive; provided, however, that such extension, renewal or replacement shall be limited to all or a part of the property, shares of stock or Indebtedness which secured the Mortgage so extended, renewed or replaced (plus improvements on such property).

  Notwithstanding the foregoing, the Company or any Restricted Subsidiary may create or assume Mortgages in addition to those permitted by the immediately preceding paragraph, and renew, extend or create such Mortgages, provided, that at the time of such creation, assumption, renewal or replacement, and after giving effect thereto, the aggregate amount of all Indebtedness so secured by such a Mortgage as provided above (not including Indebtedness excluded as provided in clauses (i) through (ix) of the immediately preceding paragraph), plus all Attributable Debt of the Company and its Restricted Subsidiaries in respect of Sale and Lease-Back Transactions (as hereinafter defined) which would not be permitted by either clause (i) or (ii) of the first paragraph under "--Limitation on Sale and Lease-Back Transactions," would not exceed 20% of Consolidated Assets. (Section 1009)

  Limitation on Sale and Lease-Back Transactions. So long as the Notes shall be Outstanding, the Company will not, nor will it permit any Restricted Subsidiary to, enter into any arrangement with any Person (other than the Company or any Restricted Subsidiary) providing for the leasing by the Company or a Restricted Subsidiary of any Principal Property owned by the Company or such Restricted Subsidiary (except for leases for a term of not more than three years), which property has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such person on the security of such Principal Property more than 365 days after the acquisition thereof or the completion of construction and commencement of full operation thereof (a "Sale and Lease-Back Transaction"), unless either (i) the Company or such Restricted Subsidiary would be entitled pursuant to the limitation on liens covenant described above to incur Indebtedness secured by a Mortgage on the Principal Property to be leased back equal in amount to the Attributable Debt with respect to such Sale and Lease-Back Transaction without equally and ratably securing the Notes, or (ii) the Company shall, and in any such case the Company covenants that it will, apply or cause to be applied an amount equal to the greater of the net proceeds or the fair value (as determined by the Board of Directors of the Company) of the property so sold to the purchase of Principal Property or to the retirement (other than any mandatory retirement), within 365 days of the effective date of any such Sale and Lease-Back Transaction, of Notes or other Funded Indebtedness; provided, however, that any such retirement of Notes shall be made in accordance with the Indenture; and provided, further, that the amount to be applied to such retirement of Notes or other Funded Indebtedness shall be reduced by an amount equal to the sum of (a) an amount equal to the principal amount of any Notes delivered within 365 days after the effective date of such Sale and Lease-Back Transaction to the Trustee for retirement and cancellation, and (b) the principal amount of other Funded Indebtedness voluntarily retired by the Company within such 365-day period, excluding, in each case, retirements pursuant to mandatory sinking fund or prepayment provisions and payments at Maturity.

  Notwithstanding the foregoing,

    (i) the Company or any Restricted Subsidiary may enter into Sale and Lease-Back Transactions in addition to any permitted by the immediately preceding paragraph and without any obligation to retire any Notes or other Indebtedness; provided, that at the time of entering into such Sale and Lease-Back Transaction and after giving effect thereto, Attributable Debt resulting from such Sale and Lease-Back Transaction, plus the aggregate amount of all Indebtedness secured by a Mortgage (not including Indebtedness excluded as provided in clauses (i) through (ix) under "-- Limitation on Liens"), does not exceed 20% of Consolidated Assets; and

    (ii) the Company or any Restricted Subsidiary may, at any time, enter into a Sale and Lease-Back Transaction with respect to any or all of the following properties: its plant located in Mooresville, Indiana and its Precision Forged Products Division facilities located in Gallipolis, Ohio; Plymouth, Michigan; and Romulus, Michigan. (Section 1010)

CERTAIN DEFINITIONS

  "Attributable Debt," when used in connection with a Sale and Lease-Back Transaction, shall mean, as of any particular time, the lesser of (i) the fair value (as determined by the Board of Directors) of the property subject to such arrangement and (ii) the then present value (computed by discounting at the Composite Rate as defined in the supplement to the Indenture relating to the Notes) of the obligation of a lessee for net rental payments during the remaining term of any lease in respect of such property (including any period for which such lease has been extended or may, at the option of the lessor, be extended). The terms "net rental payments" under any lease for any period shall mean the sum of the rental payments required to be paid in such period by the lessee thereunder, not including, however, any amounts required to be paid by such lessee (whether or not designated as rental or additional rental) on account of maintenance and repairs, insurance, taxes, assessments, water rates or similar charges required to be paid by such lessee thereunder or any amounts required to be paid by such lessee thereunder contingent upon the amount of sales, maintenance and repairs, insurance, taxes, assessments, water rates or similar charges.

  "Consolidated Assets" means the Company's assets, determined in accordance with GAAP and consolidated for financial reporting purposes in accordance with GAAP, such assets to be valued at book value.

  "Funded Indebtedness" means all Indebtedness of the Company and its Restricted Subsidiaries maturing by its terms more than one year after, or which is renewable or extendable at the option of the Company for a period ending more than one year after, the date as of which Funded Indebtedness is being determined.

  "GAAP" means such accounting principles as are generally accepted in the United States at the date of the Indenture.

  "Indebtedness" means, without duplication, (i) all obligations in respect of borrowed money or for the deferred purchase or acquisition price of property (including all types of real, personal, tangible, intangible or mixed property) or services (excluding trade accounts payable, deferred taxes and accrued liabilities which arise in the ordinary course of business) which are, in accordance with GAAP, includible as a liability on a balance sheet consolidated for financial reporting purposes in accordance with GAAP, (ii) all amounts representing the capitalization of rental obligations in accordance with GAAP, and (iii) all Contingent Obligations with respect to the foregoing; for purposes of clause (iii), "Contingent Obligation" means, as to any Person, any obligation of such Person guaranteeing or in effect guaranteeing any Indebtedness, leases, dividends or other obligations ("primary obligations") of any other Person (the "primary obligor") in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent, (a) to purchase any such primary obligation or any property constituting direct or indirect security therefor, (b) to advance or supply funds (1) for the purchase or payment of any such primary obligation or (2) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, (c) to purchase property, securities or services primarily for the purpose of assuring the beneficiary of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation or (d) otherwise to assure or hold harmless the beneficiary of such primary obligation against loss in respect thereof; provided, however, that the term "Contingent Obligation" shall not include the endorsement of instruments for deposit or collection in the ordinary course of business. The term "Contingent Obligation" shall also include the liability of a general partner in respect of the primary obligations of a partnership in which it is a general partner. The amount of any Contingent Obligation of a Person shall be deemed to be an amount equal to the principal amount of the primary obligation in respect to which such Contingent Obligation is made.

  "Principal Property" shall mean the principal manufacturing facilities owned by the Company or a Restricted Subsidiary located in the United States, except such as the Board of Directors, in its good faith opinion, reasonably determines is not significant to the business, financial condition and earnings of the Company and its consolidated Subsidiaries taken as a whole, as evidenced by a Board resolution, and except for (i) any and all personal property including, without limitation, (a) motor vehicles and other rolling stock, and (b) office furnishings and equipment and information and electronic data processing equipment, (ii) any property financed through obligations issued by state, territory or possession of the United States, or any political subdivision or instrumentality of the foregoing, or (iii) any real property held for development or sale.

  "Restricted Subsidiary" means any consolidated Subsidiary that owns any Principal Property.

  "Subsidiary" means a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by the Company or by one or more other Subsidiaries, or by the Company and one or more other Subsidiaries. For the purposes of this definition, "voting stock" means stock which ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

DEFEASANCE AND COVENANT DEFEASANCE

  The defeasance provisions described in the accompanying Prospectus under "Description of Debt Securities--Defeasance and Covenant Defeasance" shall apply to the Notes and to the restrictive covenants described herein under "-- Certain Covenants."

BOOK-ENTRY, DELIVERY AND FORM

  Each series of Notes will be issued in the form of one or more fully registered Global Notes (the "Global Notes") which will be deposited with, or on behalf of, the Depositary and registered in the name of Cede & Co., the Depositary's nominee. Beneficial interests in the Global Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in the Depositary. Investors may elect to hold interests in the Global Notes through either the Depositary (in the United States) or Cedel or Morgan Guaranty Trust Company of New York, Brussels Office, as operator of the Euroclear (in Europe) if they are participants of such systems, or indirectly through organizations which are participants in such systems. Cedel and Euroclear will hold interests on behalf of their participants through customers' securities accounts in Cedel's and Euroclear's names on the books of their respective depositaries, which in turn will hold such interests in customers' securities accounts in the depositaries' names on the books of the Depositary. Citibank, N.A. will act as depositary for Cedel and Chase, will act as depositary for Euroclear (in such capacities, the "U.S. Depositaries"). Beneficial interests in the Global Notes will be held in denominations of $1,000 and integral multiples thereof. Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of the Depositary or to a successor of the Depositary or its nominee. Except as described herein, Notes in definitive form will not be issued.

  Cedel advises that it is incorporated under the laws of Luxembourg as a professional depositary. Cedel holds securities for its participating organizations ("Cedel Participants") and facilitates the clearance and settlement of securities transactions between Cedel Participants through electronic book-entry changes in accounts of Cedel Participants, thereby eliminating the need for physical movement of certificates. Cedel provides to Cedel

Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Cedel interfaces with domestic markets in several countries. As a professional depositary, Cedel is subject to regulation by the Luxembourg Monetary Institute. Cedel Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the Underwriters. Indirect access to Cedel is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Cedel Participant either directly or indirectly.

  Distributions with respect to each series Notes held beneficially through Cedel will be credited to cash accounts of Cedel Participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Cedel.

  Euroclear advises that it was created in 1968 to hold securities for participants of Euroclear ("Euroclear Participants") and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk for lack of simultaneous transfers of securities and cash, Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by the Brussels, Belgium office of Morgan Guaranty Trust Company of New York (the "Euroclear Operator"), under contract with Euro-clear Clearance Systems S.C., a Belgian cooperative corporation (the "Cooperative"). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the Underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

  The Euroclear Operator is the Belgian branch of a New York banking corporation which is a member bank of the Federal Reserve System. As such, it is regulated and examined by the Board of Governors of the Federal Reserve System and the New York State Banking Department, as well as the Belgian Banking Commission.

  Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the "Terms and Conditions"). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of the Euroclear Participants, and has no record of or relationship with persons holding through Euroclear Participants.

  Distributions with respect to each series of Notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by the U.S. Depositary for Euroclear. In the event definitive Notes are issued, the Company will appoint a paying agent and transfer agent in Luxembourg.
GLOBAL CLEARANCE AND SETTLEMENT PROCEDURES

  Initial settlement for the Notes will be made in immediately available funds. Secondary market trading between DTC Participants will occur in the ordinary way in accordance with Depositary rules and will be settled in immediately available funds using the Depositary's Same-Day Funds Settlement System. Secondary market trading between Cedel Participants and/or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Cedel and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

  Cross-market transfers between persons holding directly or indirectly through the Depositary on the one hand, and directly or indirectly through Cedel or Euroclear Participants, on the other, will be effected in the Depositary in accordance with the Depositary rules on behalf of the relevant European international clearing system by its U.S. Depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving Notes in the Depositary, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to the Depositary. Cedel Participants and Euroclear Participants may not deliver instructions directly to their respective U.S. Depositaries.

  Because of time-zone differences, credits of Notes received in Cedel or Euroclear as a result of a transaction with a participant of DTC ("DTC Participant") will be made during subsequent securities settlement processing and dated the business day following the Depositary settlement date. Such credits or any transactions in such Notes settled during such processing will be reported to the relevant Euroclear or Cedel Participants on such business day. Cash received in Cedel or Euroclear as a result of sales of Notes settled by or through a Cedel Participant or a Euroclear Participant to a DTC Participant will be received with value on the Depositary settlement date but will be available in the relevant Cedel or Euroclear cash account only as of the business day following settlement in the Depositary.

  Although the Depositary, Cedel and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of Notes among participants of the Depositary, Cedel and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

GOVERNING LAW

  The Notes and the Indenture will be governed by and construed in accordance with the laws of the State of New York.

                    CERTAIN UNITED STATES TAX CONSEQUENCES
                         TO NON-UNITED STATES HOLDERS

  The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of Notes by a person that is not a "United States person" for United States federal income tax purposes (a "Non-U.S. Holder"). For this purpose, a "United States person" is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, an estate the income of which is subject to United States federal income taxation regardless of its source or a trust if (i) a U.S. court is able to exercise primary supervision over the trust's administration and (ii) one or more United States persons have the authority to control all of the trust's substantial decisions. The discussion does not consider specific facts and circumstances that may be relevant to a particular Non-U.S. Holder's tax position. Accordingly, each Non-U.S. Holder is urged to consult its own tax advisor with respect to the United States tax consequences of the ownership and disposition of Notes, as well as any tax consequences that may arise under the laws of any state, municipality, foreign country or other taxing jurisdiction.

INCOME AND ESTATE TAX

  Under current United States federal income and estate tax law:

  (a) payments of principal and interest on a Note that is beneficially owned by a Non-U.S. Holder will not be subject to withholding of United States federal income tax, provided that, with respect to payments of interest, (i) the holder does not actually or constructively own 10 percent or more of the combined voting power of all classes of stock of the Company and is not a controlled foreign corporation related to the Company through stock ownership and (ii) the beneficial owner provides a statement signed under penalties of perjury that includes its name and address and certifies that it is a Non-U.S. Holder in compliance with applicable requirements (or, with respect to payments made after December 31, 1999, satisfies certain documentary evidence requirements for establishing that it is a Non-U.S. Holder);

  (b) a holder of a Note that is a Non-U.S. Holder will not be subject to United States federal income tax on gain realized on the sale, exchange or redemption of a Note, unless (i) such gain is effectively connected with the conduct by the holder of a trade or business in the United States or (ii) in the case of gain realized by an individual holder, the holder is present in the United States for 183 days or more in the taxable year of the sale and either (A) such gain or income is attributable to an office or other fixed place of business maintained in the United States by such holder or (B) such holder has a tax home in the United States;

  (c) a Note will not be subject to United States federal estate tax as a result of the death of a holder who is not a citizen or resident of the United States at the time of death, provided that such holder did not at the time of death actually or constructively own 10 percent or more of the combined voting power of all classes of stock of the Company and, at the time of such holder's death, payments of interest on such Note would not have been effectively connected with the conduct by such holder of a trade or business in the United States.

INFORMATION REPORTING AND BACKUP WITHHOLDING

  Payments on a Note beneficially owned by a Non-U.S. Holder will not be subject to United States information reporting requirements and backup withholding tax will not apply to such payments if the statement described in clause (a) above is duly provided.

  Information reporting requirements and backup withholding tax will not apply to any payment of the proceeds of the sale of a Note effected outside the United States by a foreign office of a foreign "broker" (as defined in applicable Treasury regulations), provided that such broker (i) derives less than 50% of its gross income for certain periods from the conduct of a trade or business in the United States, (ii) is not a controlled foreign corporation for United States federal income tax purposes and (iii) with respect to sales effected after December 31, 1999, is not a foreign partnership that, at any time during its taxable year, is 50 percent or more

(by income or capital interest) owned by U.S. persons or is engaged in the conduct of a U.S. trade or business. Payment of the proceeds of the sale of a Note effected outside the United States by a foreign office of any other broker will not be subject to backup withholding tax, but will be subject to information reporting requirements unless such broker has documentary evidence in its records that the beneficial owner is a Non-U.S. Holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption. Payment of the proceeds of a sale of a Note by the United States office of a broker will be subject to information reporting requirements and backup withholding tax unless the beneficial owner certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption.

  With respect to payments made after December 31, 1999, for purposes of applying the rules set forth under this heading "Certain United States Tax Consequences to Non-United States Holders" to a foreign entity that is treated as fiscally transparent (e.g., a partnership) for U.S. federal income tax purposes, the beneficial owner means each of the ultimate beneficial owners of the entity.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the Underwriting Agreement (the "Underwriting Agreement"), the Company has agreed to sell to each of Chase Securities Inc.; Bear, Stearns & Co. Inc.; Credit Suisse First Boston Corporation; Merrill Lynch, Pierce, Fenner & Smith Incorporated; Morgan Stanley & Co. Incorporated; BNY Capital Markets, Inc.; BancAmerica Robertson Stephens; Credit Lyonnais Securities (USA) Inc.; First Chicago Capital Markets, Inc.; First Union Capital Markets, a division of Wheat First Securities, Inc.; and Scotia Capital Markets (USA) Inc. (the "Underwriters"), and the Underwriters have severally agreed to purchase the principal amount of the 7 1/2% Notes, the 7 3/4% Notes and the 7 7/8% Notes set forth opposite their names below. In the Underwriting Agreement the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the Notes offered hereby if any of the Notes are purchased.

                                           PRINCIPAL    PRINCIPAL    PRINCIPAL
                                           AMOUNT OF 7  AMOUNT OF 7  AMOUNT OF 7
      UNDERWRITERS                         1/2% NOTES  3/4% NOTES    7/8% NOTES
      ------------                        ------------ ------------ ------------
      Chase Securities Inc..............  $107,750,000 $172,150,000 $150,350,000
      Bear, Stearns & Co. Inc. .........   107,750,000  172,150,000  150,350,000
      Credit Suisse First Boston
       Corporation......................     9,500,000   15,500,000   13,500,000
      Merrill Lynch, Pierce, Fenner &
       Smith Incorporated...............     9,500,000   15,500,000   13,500,000
      Morgan Stanley & Co. Incorporated.     9,500,000   15,500,000   13,500,000
      BNY Capital Markets, Inc..........     1,000,000    1,600,000    1,400,000
      BancAmerica Robertson Stephens....     1,000,000    1,500,000    1,500,000
      Credit Lyonnais Securities (USA)
       Inc..............................     1,000,000    1,600,000    1,400,000
      First Chicago Capital Markets,
       Inc..............................     1,000,000    1,500,000    1,500,000
      First Union Capital Markets, a
       division of Wheat First
       Securities, Inc..................     1,000,000    1,500,000    1,500,000
      Scotia Capital Markets (USA)
       Inc. ............................     1,000,000    1,500,000    1,500,000
                                          ------------ ------------ ------------
      Total.............................  $250,000,000 $400,000,000 $350,000,000
                                          ============ ============ ============

  The Underwriters have advised the Company that they propose initially to offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of 0.55% of the principal amount of the 7 1/2% Notes, 0.65% of the principal amount of the 7 3/4% Notes and 0.70% of the principal amount of 7 7/8% Notes. The Underwriters may allow, and such dealers may reallow, a discount not in excess of 0.25% of the principal amount of each series of Notes. After the initial public offering, the public offering price, concession and discount may be changed.

  The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that the Underwriters intend to make a market in the Notes, but they are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the existence or liquidity of a trading market for the Notes.

  Settlement for the Notes will be made in immediately available funds and all secondary trading in the Notes will settle in immediately available funds. See "Description of the Notes."

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

  In connection with the offering of the Notes, Chase Securities Inc., on behalf of the Underwriters, may engage in overallotment, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934, as amended. Overallotment involves sales in excess of the offering size, which creates a short position for the Underwriters. Stabilizing transactions involve bids to purchase the Notes in the open market for the purpose of pegging, fixing or maintaining the price of the Notes. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover short positions. Such stabilizing transactions and syndicate covering transactions may cause the price of the Notes to be higher than it would otherwise be in the absence of such transactions. Such activities, if commenced, may be discontinued at any time.

  The Underwriters and their affiliates have engaged from time to time and may in the future engage in various general financing and banking transactions with, or provide financial advisory services to, the Company and its affiliates. Pursuant to Rule 2710(c)(8) of the National Association of Securities Dealers, Inc. ("NASD"), if more than 10% of the net proceeds of a public offering of securities, not including underwriting compensation, are intended to be paid to members of the NASD or affiliated or associated persons that are participating in the distribution of the offering, the yield at which a debt issue is distributed to the public must be no lower than that recommended by a "qualified independent underwriter," pursuant to the requirements of Rule 2720(c)(3) of the NASD. The Company intends to use a substantial portion of the net proceeds of the Offering to prepay the entire outstanding principal amount of the Interim Loans, with the balance of the net proceeds used to repay ratably the Tranche A Loans and the Tranche B Loans. In connection with such loans Chase, an affiliate of Chase Securities Inc., serves as agent and lender and affiliates of the Underwriters, other than Bear, Stearns & Co. Inc. ("Bear, Stearns"), are lenders. Accordingly, affiliates of the Underwriters, other than Bear, Stearns, are expected to receive in the aggregate more than 10% of the net proceeds of the Offering. Bear, Stearns has agreed to act as the qualified independent underwriter in connection with the Offering. The yield of the Notes as set forth on the cover of this Prospectus Supplement will not be lower than that recommended by Bear, Stearns. Moreover, Bear, Stearns, as a qualified independent underwriter in connection with the Offering of the Notes, has performed due diligence investigation, and reviewed and participated in the preparation of this Prospectus Supplement. See "Use of Proceeds" and "Description of Certain Indebtedness."

                              GENERAL INFORMATION

  Application has been made to list the Notes on the Luxembourg Stock Exchange. In connection with the listing application, the Articles of Incorporation and the By laws of the Company and a legal notice relating to the issuance of the Notes will be deposited prior to listing with Greffier en Chef du Tribunal d'Arrondissement de et a Luxembourg, where copies thereof may be obtained upon request. Copies of the above documents together with this Prospectus Supplement, the accompanying Prospectus, the Indenture and the Company's current Annual and Quarterly Reports, as well as all future Annual Reports and Quarterly Reports, so long as any of the Notes are outstanding, will be made available for inspection at the main office of Banque Internationale a Luxembourg S.A. in Luxembourg. Banque Internationale a Luxembourg S.A. will act as intermediary between the Luxembourg Stock Exchange and the Company and the holders of the Notes. In addition, copies of the Annual Reports and Quarterly Reports of the Company may be obtained free of charge at such office.

  Other than as disclosed or contemplated herein or in the documents incorporated herein by reference, there has been no material adverse change in the financial position of the Company since March 31, 1998.

  Except as otherwise disclosed, neither the Company nor any of its subsidiaries is involved in litigation, arbitration, or administrative proceedings relating to claims or amounts that are material in the context of the issue of the Notes and the Company is not aware of any such litigation, arbitration, or administrative proceedings pending or threatened.

  The Company accepts responsibility for the information contained in this Prospectus Supplement and accompanying Prospectus.

  Resolutions relating to the issue and sale of the Notes were adopted by the Board of Directors of the Company on May 20, 1998.

  The 7 1/2% Notes have been assigned Euroclear and Cedel Common Code No. 8557105, International Security Identification Number (ISIN) US313549AK35 and CUSIP No. 313549AK3, the 7 3/4% Notes have been assigned Euroclear and Cedel Common Code No. 8557148, International Security Identification Number (ISIN) US313549AL18 and CUSIP No. 313549AL1 and the 7 7/8% Notes have been assigned Euroclear and Cedel Common Code No. 8557156, International Security Identification Number (ISIN) US313549AM9 and CUSIP No. 313549AM9.

  Notices to holders of the Notes will be published in Authorized Newspapers in The City of New York, London, and, if and for so long as the Notes are listed on the Luxembourg Stock Exchange, in Luxembourg. It is expected that publication will be made in The City of New York in The Wall Street Journal, in London in the Financial Times and in Luxembourg in the Luxemburger Wort. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once, on the date of the first such publication.

                     PRESENTATION OF FINANCIAL INFORMATION

  All references herein to "U.S. dollar," "dollar" or "$" are to the lawful currency of the United States of America, and all references herein to "pounds," "pounds sterling," "(Pounds)," "pence" or "p" are to the lawful currency of the United Kingdom. T&N, a subsidiary of Federal-Mogul, has published its consolidated financial statements in pounds sterling. Solely for the convenience of the reader, this Prospectus Supplement and the accompanying Prospectus contain translations of certain amounts in pounds sterling into U.S. dollars at specified rates. No representation is made that the pounds sterling amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at those or any other rates. For informational purposes only, the Noon Buying Rate on May 12 1998 was $1.6347 = (Pounds)1.00. See "Exchange Rates" for historical information regarding the Noon Buying Rate.

  Federal-Mogul acquired T&N on March 6, 1998 and acquired Fel-Pro on February 24, 1998. See "T&N and Fel-Pro Acquisitions." The financial information relating to Federal-Mogul set forth in this Prospectus Supplement and the accompanying Prospectus (i) to the extent it relates to the years ended December 31, 1995, 1996 and 1997, or is stated at those dates, has been derived from Federal-Mogul's audited consolidated financial statements of and for the years ended December 31, 1995, 1996 and 1997 included in Federal-Mogul's Annual Report on Form 10-K and incorporated by reference herein (the "Federal-Mogul Audited Financial Statements") and (ii) to the extent it relates to the three-month periods ended March 31, 1997 and 1998, or is stated at those dates, has been derived from Federal-Mogul's unaudited interim consolidated financial statements of and for the three-month periods ended March 31, 1997 and 1998 (which includes the results of operations and cash flows of T&N and Fel-Pro from March 6, 1998 and February 24, 1998, respectively) included in Federal-Mogul's Quarterly Report on Form 10-Q and incorporated by reference herein (the "Federal-Mogul Unaudited Interim Financial Statements" and, together with the Federal-Mogul Audited Financial Statements, the "Federal-Mogul Financial Statements"). The financial information relating to T&N for the years ended December 31, 1996 and 1997 set forth in this Prospectus Supplement and the accompanying Prospectus has been derived from the audited consolidated financial statements of T&N incorporated by reference herein (the "T&N Financial Statements") and the financial information relating to Fel-Pro set forth in this Prospectus Supplement and the accompanying Prospectus has been derived from the audited consolidated financial statements of Fel-Pro for the years ended December 28, 1997 and December 29, 1996 incorporated by reference herein (the "Fel-Pro Financial Statements" and, together with the Federal-Mogul Financial Statements and the T&N Financial Statements, the "Financial Statements"). The T&N Financial Statements have been prepared in accordance with generally accepted accounting principles in the United Kingdom ("U.K. GAAP"), which differ in certain significant respects from generally accepted accounting principles in the United States ("U.S. GAAP"). The significant differences between U.S. GAAP and U.K. GAAP as they relate to T&N are summarized in Note 29 to the T&N Financial Statements.

                                 LEGAL MATTERS

  The validity of the Notes and Guarantees being offered hereby will be passed upon for Federal-Mogul by David M. Sherbin, Esq., Associate General Counsel of Federal-Mogul. Mr. Sherbin owns and holds options to purchase approximately 1,550 shares of Common Stock of Federal-Mogul. Certain legal matters in connection with the Offering will be passed upon for Federal-Mogul by Cleary, Gottlieb, Steen & Hamilton, New York, New York, and for the Underwriters by Sidley & Austin, Chicago, Illinois and Sachnoff & Weaver Ltd., Chicago, Illinois.

                                    EXPERTS

  The Federal-Mogul Audited Financial Statements incorporated by reference herein have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated by reference herein. Such consolidated financial statements audited by Ernst & Young LLP are incorporated by reference herein in reliance on such reports given upon the authority of such firm as experts in accounting and auditing.

  The Fel-Pro Financial Statements incorporated by reference herein have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated by reference herein. Such financial statements audited by Ernst & Young LLP are contained herein in reliance on such report given upon the authority of such firm as experts in accounting and auditing.

  The T&N Financial Statements incorporated by reference herein have been audited by KPMG Audit Plc, independent auditors, as set forth in their reports thereon included therein and incorporated by reference herein. Such consolidated financial statements audited by KPMG Audit Plc are incorporated by reference herein in reliance on their report given on their authority as experts in accounting and auditing.

PROSPECTUS

                                $2,500,000,000

                           FEDERAL-MOGUL CORPORATION

               DEBT SECURITIES, PREFERRED STOCK AND COMMON STOCK

  Federal-Mogul Corporation, a Michigan corporation ("Federal-Mogul" or the "Company"), may offer and sell from time to time, in one or more series, (i) its debt securities, consisting of debentures, notes and/or other evidences of indebtedness representing unsecured obligations of Federal-Mogul (the "Debt Securities"), (ii) shares of its preferred stock, no par value per share ("Preferred Stock"), and (iii) shares of its common stock, without par value ("Common Stock"). The Selling Shareholders (as defined herein) may offer and sell Common Stock as provided for in an accompanying supplement to this Prospectus. See "Plan of Distribution." Debt Securities, Preferred Stock and Common Stock are herein collectively referred to as the "Securities."

  Certain specific terms of the particular Securities in respect of which this Prospectus is being delivered will be set forth in an accompanying supplement to this Prospectus (the "Prospectus Supplement"), which will describe, without limitation and where applicable, the following: (i) in the case of Debt Securities, the specific designation, aggregate principal amount, ranking as senior or subordinated Debt Securities, denomination, maturity, premium, if any, interest rate (which may be fixed or variable), method of calculating interest, if any, place or places where principal of, premium, if any, and interest, if any, on such Debt Securities will be payable, the currencies or currency units in which principal of, premium, if any, and interest, if any, on such Debt Securities will be payable, any terms of redemption or conversion, any sinking fund provisions, the purchase price, any listing on a securities exchange, any right of Federal-Mogul to defer payment of interest on the Debt Securities and the maximum length of such deferral period and other special terms; (ii) in the case of Preferred Stock, the specific designation and liquidation preference per share and number of shares offered, the purchase price, dividend rate (which may be fixed or variable), method of calculating payment of dividends, if any, place or places where dividends on such Preferred Stock will be payable, any terms of redemption, dates on which dividends shall be payable and dates from which dividends shall accrue, any listing on a securities exchange, voting and other rights, including conversion or exchange rights, if any, and other special terms; and (iii) in the case of Common Stock, the number of shares offered, the initial offering price, market price and dividend information.

  The offering price to the public of the Securities will be limited to U.S. $2,500,000,000 in the aggregate (or its equivalent (based on the applicable exchange rate at the time of issue), if Securities are offered for consideration denominated in one or more foreign currencies or currency units as shall be designated by Federal-Mogul). The Debt Securities may be denominated in United States dollars or, at the option of Federal-Mogul if so specified in the applicable Prospectus Supplement, in one or more foreign currencies or currency units. The Debt Securities may be issued in registered form or bearer form, or both. If so specified in the applicable Prospectus Supplement, Securities of one or more classes or series may be issued in whole or in part in the form of one or more temporary or permanent global securities.

  The Common Stock is listed on the New York Stock Exchange under the trading symbol "FMO."

  The Securities may be sold to or through underwriters, through dealers or agents or directly to purchasers. See "Plan of Distribution." The names of any underwriters, dealers or agents involved in the sale of the Securities in respect of which this Prospectus is being delivered and any applicable fee, commission or discount arrangements with them will be set forth in a Prospectus Supplement. See "Plan of Distribution" for possible indemnification arrangements for dealers, underwriters and agents.

  The Selling Shareholders will receive the net proceeds from the sale of shares of Common Stock by the Selling Shareholders and will pay all underwriting discounts, selling commissions and transfer taxes, if any, applicable to any such sale. Federal-Mogul is responsible for payment of all other expenses incident to the registration of the shares of Common Stock. The Selling Shareholders and any broker-dealers, agents or underwriters that participate in the distribution of the Common Stock sold by the Selling Shareholders may be deemed "underwriters" within the meaning of the Securities Act, and any commission received by them and any profit on the resale of the shares of Common Stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. See "Plan of Distribution" for a description of certain indemnification arrangements.

  This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement.

                                ---------------

 THESE  SECURITIES HAVE NOT  BEEN APPROVED OR  DISAPPROVED BY THE  SECURITIES
   AND EXCHANGE COMMISSION  OR ANY STATE SECURITIES COMMISSION  NOR HAS THE
     SECURITIES  AND   EXCHANGE  COMMISSION   OR  ANY   STATE   SECURITIES
      COMMISSION   PASSED  UPON  THE   ACCURACY  OR  ADEQUACY   OF  THIS
        PROSPECTUS. ANY REPRESENTATION  TO THE CONTRARY  IS A CRIMINAL
          OFFENSE.

                 The date of this Prospectus is June 25, 1998.

                             AVAILABLE INFORMATION

  Federal-Mogul is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of which this Prospectus forms a part, as well as such reports, proxy statements and other information filed by Federal-Mogul with the Commission, can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices in Chicago, Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661-2511, and in New York, 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained by mail from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates and such material is contained on the worldwide web site maintained by the Commission at http://www.sec.gov. Reports, proxy statements and other information concerning Federal-Mogul can be inspected at the offices of the New York Stock Exchange, Inc. (the "NYSE"), 20 Broad Street, New York, New York 10005.

  Federal-Mogul has filed the Registration Statement with the Commission in Washington, D.C. with respect to the Securities offered hereby. This Prospectus constitutes a part of the Registration Statement and does not contain all the information set forth therein, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Any statements contained herein concerning the provisions of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. For further information regarding Federal-Mogul and the securities offered hereby, reference is made to the Registration Statement and to the exhibits thereto.

                                  THE COMPANY

  Federal-Mogul is a leading global manufacturer and distributor of a broad range of vehicular components for automobiles and light trucks, heavy duty trucks, farm and construction vehicles and industrial products. Such components include powertrain systems components (primarily bearings, rings and pistons), sealing system components (dynamic seals and gaskets) and general products (primarily friction products, sintered products, camshafts and systems protection products). Federal-Mogul markets its products to many of the world's major original equipment ("OE") manufacturers. Federal-Mogul also manufactures and supplies its products and related parts to the aftermarket relating to each of these categories of equipment.

  Founded in 1899, Federal-Mogul traditionally focused on the manufacture and distribution of engine bearings and sealing systems. From 1990 through 1996, Federal-Mogul pursued a strategy of opening retail auto stores in various domestic and international locations. These geographically-dispersed stores proved burdensome to manage and resulted in substantial operating losses. In the fourth quarter of 1996, Federal-Mogul initiated a change of management, following which the Company initiated a significant restructuring program designed to refocus the Company on its core competency of manufacturing. As part of its restructuring, Federal-Mogul closed or sold substantially all of its retail operations. Federal-Mogul also began to pursue a growth strategy of acquiring complementary manufacturing companies that enhance the Company's product base, expand its global manufacturing operations and provide opportunities to capitalize on the Company's aftermarket distribution network and technological resources.

  In connection with its growth strategy, on March 6, 1998 Federal-Mogul acquired T&N plc ("T&N"), a U.K. based supplier of engine and transmission products, for total consideration of approximately (Pounds)1.46 billion ($2.42 billion, converted at a blended exchange rate of 1.6510 U.S. dollars to 1 pound sterling). T&N manufactures and supplies high technology engineered automotive components and industrial materials including pistons, friction products, bearings, systems protection, camshafts and sealing products. On February 24, 1998, Federal-Mogul acquired Fel-Pro, Incorporated and certain affiliated entities ("Fel-Pro"), a privately-owned automotive parts manufacturer, for total consideration of approximately $717 million. Fel-Pro is a premier gasket manufacturer for the North American aftermarket and OE heavy duty market.

  Federal-Mogul operates facilities at over 240 manufacturing locations in 24 countries. On a pro forma basis (giving effect to the acquisitions of T&N and Fel-Pro and the disposition of T&N thinwall and drywall and dry bearings (polymer bearings) operations ("T&N Bearings Business") as if they had occurred on January 1, 1997), Federal-Mogul's total sales for 1997 were $4.8 billion.

  Federal-Mogul is a Michigan corporation with its principal executive offices located at 26555 Northwestern Highway, Southfield, Michigan 48034. The telephone number of those offices is (248) 354-7700.

  RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED
                     CHARGES AND PREFERRED STOCK DIVIDENDS

  The following table sets forth Federal-Mogul's ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends for each year in the five-year period ended December 31, 1997 and the three-month period ended March 31, 1998.

                                           YEAR ENDED DECEMBER 31,
                          THREE MONTHS     --------------------------------
                      ENDED MARCH 31, 1998 1997  1996    1995    1994  1993
                      -------------------- ----  ----    ----    ----  ----
Ratio of Earnings to
 Fixed Charges(1):            1.1x         3.3x  N/A(2)  N/A(3)  4.3x  2.7x

                                              YEAR ENDED DECEMBER 31,
                             THREE MONTHS     --------------------------------
                         ENDED MARCH 31, 1998 1997  1996    1995    1994  1993
                         -------------------- ----  ----    ----    ----  ----
Ratio of Earnings to
 Combined Fixed Charges
 and Preferred Stock
 Dividends(1):                   1.1x         2.9x  N/A(2)  N/A(3)  3.1x  2.2x

--------
(1) Federal-Mogul guarantees the debt of the Federal-Mogul Employee Stock Ownership Plan ("ESOP"); the fixed charges of the ESOP are not included in the above calculations.
(2) Not applicable as 1996 earnings were inadequate to cover fixed charges by $173.0 million.
(3) Not applicable as 1995 earnings were inadequate to cover fixed charges by $53.4 million.

  The ratio of earnings to fixed charges has been computed by dividing earnings by fixed charges. The ratio of earnings to combined fixed charges and preferred stock dividends has been computed by dividing earnings by the sum of fixed charges and preferred stock dividend requirements. Earnings consist of income before income taxes plus fixed charges excluding capitalized interest. Fixed charges consist of interest on all indebtedness, amortization of debt issuance costs and the portion of rental expense representative of interest.

                                USE OF PROCEEDS

  Unless otherwise indicated in the accompanying Prospectus Supplement, the net proceeds received by Federal-Mogul from the sale of the Securities offered hereby are expected to be used for general corporate purposes. Any specific allocation of the proceeds to a particular purpose that has been made at the date of any Prospectus Supplement will be described therein. Federal-Mogul will not receive any proceeds from the sale of shares of Common Stock by any Selling Shareholder.

                        DESCRIPTION OF DEBT SECURITIES

  The Debt Securities offered hereby, consisting of notes, debentures and other evidences of indebtedness, are to be issued in one or more series constituting either senior Debt Securities ("Senior Debt Securities") or subordinated Debt Securities ("Subordinated Debt Securities"). Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities will be issued pursuant to indentures described below (as applicable, the "Senior Indenture" or the "Subordinated Indenture," each, an "Indenture" and, together, the "Indentures"), in each case between Federal-Mogul and the trustee identified therein (the "Trustee"), the forms of which have been filed as exhibits to the Registration Statement of which this Prospectus forms a part. Except for the subordination provisions of the Subordinated Indenture, for which there are no counterparts in the Senior Indenture, the provisions of the Subordinated Indenture are substantially identical in substance to the provisions of the Senior Indenture that bear the same section numbers.

  The statements herein relating to the Debt Securities and the following summaries of certain general provisions of the Indentures do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indentures (as they may be amended or supplemented from time to time), including the definitions therein of certain terms capitalized in this Prospectus. All article and section references appearing herein are to articles and sections of the applicable Indenture and whenever particular Sections or defined terms of the Indentures (as they may be amended or supplemented from time to time) are referred to herein or in a Prospectus Supplement, such Sections or defined terms are incorporated herein or therein by reference.

GENERAL

  The Debt Securities will be unsecured obligations of Federal-Mogul. The Indentures do not limit the aggregate amount of Debt Securities which may be issued thereunder, nor do they limit the incurrence or issuance of other secured or unsecured debt of Federal-Mogul. The Debt Securities issued under the Senior Indenture will be unsecured and will rank pari passu with all other unsecured and unsubordinated obligations of Federal-Mogul. The Debt Securities issued under the Subordinated Indenture will be subordinate and junior in right of payment, to the extent and in the manner set forth in the Subordinated Indenture, to all Senior Indebtedness of Federal-Mogul. See "-- Subordination under the Subordinated Indenture."

  Reference is made to the applicable Prospectus Supplement which will accompany this Prospectus for a description of the specific series of Debt Securities being offered thereby, including, but not limited to, the following: (1) the title of such Debt Securities, including whether the Debt Securities are Senior Debt Securities or Subordinated Debt Securities and whether such Debt Securities will be issued under the Senior Indenture, the Subordinated Indenture or other indenture set forth in the Prospectus Supplement; (2) any limit upon the aggregate principal amount of such Debt Securities; (3) the date or dates on which the principal of and premium, if any, on such Debt Securities is payable or the method of determining such date or dates; (4) the rate or rates (which may be fixed or variable) at which such Debt Securities will bear interest, if any, or the method of calculating such rate or rates of interest, the date or dates from such interest will accrue or the method by which such date or dates will be determined, the date or dates on which interest, if any, will be payable and the record date or dates therefor; (5) the place or places where principal of, premium, if any, and interest, if any, on such Debt Securities will be payable; (6) the right, if any, of Federal-Mogul to defer payment of interest on Debt Securities and the maximum length of any such deferral period; (7) the period or periods within which, the price or prices at which, the currency or currencies (including currency unit or units) in which, and the other terms and conditions upon which, such Debt Securities may be redeemed or otherwise purchased, in whole or in part, at the option of Federal-Mogul; (8) the obligation, if any, and the limitations, if any, on Federal-Mogul to redeem or purchase such Debt Securities pursuant to any sinking fund or analogous provisions or upon the happening of a specified event or at the option of a Holder thereof or at Federal-Mogul's option or otherwise, or to apply any purchases of such Debt Securities to any such redemption, and, if any, the period or periods within which, the price or prices at which, the application of purchases to redemptions, and the other terms and conditions upon which such Debt Securities shall be redeemed or purchased, in whole or in part; (9) the denominations in which such Debt Securities are authorized to be issued; (10) the currency or currencies (including currency unit or units) in which principal of, premium, if any, and interest, if any, on such Debt Securities will be payable, or in which such Debt Securities will be denominated and whether Federal-Mogul or the holders of any such Debt Securities may elect to receive payments in respect of such Debt Securities in a currency or currency unit other than that in which such Debt Securities are stated to be payable;
(11) if other than the principal amount thereof, the portion of the principal amount of such Debt Securities which will be payable upon declaration of the acceleration of the maturity thereof or the method by which such portion shall be determined; (12) the person to whom any interest on any such Debt Security shall be payable if other than the person in whose name such Debt Security is registered on the applicable record date; (13) any addition to, or modification or deletion of, any Event of Default or any covenant of Federal-Mogul specified in the Indenture with respect to such Debt Securities; (14) the application, if any, of such means of defeasance or covenant defeasance as may be specified for such Debt Securities; (15) whether such Debt Securities are to be issued in whole or in part in the form of one or more temporary or permanent global securities and, if so, the identity of the depositary for such global security or securities; (16) whether the Debt Securities of the series are convertible into Common Stock or Preferred Stock, and, if so, the class or series of capital stock of Federal-Mogul into which such Debt Securities are convertible and the terms and conditions upon which such conversion will be effected; and (17) any other special terms pertaining to such Debt Securities. Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities will not be listed on any securities exchange. (Section 3.1.)

  Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities will be issued in fully-registered form without coupons. Where Debt Securities of any series are issued in bearer form, the special restrictions and considerations, including special offering restrictions and special United States Federal income tax considerations, applicable to any such Debt Securities and to payment on and transfer and exchange of such Debt Securities will be described in the applicable Prospectus Supplement. Bearer Debt Securities will be transferable by delivery. (Section 3.5.)

  Debt Securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. Certain United States Federal income tax consequences and special considerations applicable to any such Debt Securities, or to Debt Securities issued at par that are treated as having been issued at a discount, will be described in the applicable Prospectus Supplement.

  If the purchase price of any of the Debt Securities is payable in one or more foreign currencies or currency units or if any Debt Securities are denominated in one or more foreign currencies or currency units or if the principal of, premium, if any, or interest, if any, on any Debt Securities is payable in one or more foreign currencies or currency units, or by reference to commodity prices, equity indices or other factors, the restrictions, elections, certain United States Federal income tax considerations, specific terms and other information with respect to such issue of Debt Securities and such foreign currency or currency units or commodity prices, equity indices or other factors will be set forth in the applicable Prospectus Supplement. In general, holders of such series of Debt Securities may receive a principal amount on any principal payment date, or a payment of premium, if any, on any premium payment date or a payment of interest on any interest payment date, that is greater than or less than the amount of principal, premium, if any, or interest, if any, otherwise payable on such dates, depending on the value on such dates of the applicable currency, commodity, equity index or other factor.

GUARANTEES

  Each Prospectus Supplement will describe, as to the Debt Securities to which it relates, any guarantees for the benefit of such Debt Securities, which may be granted by one or more of the following direct and indirect subsidiaries of the Company: Federal-Mogul Dutch Holdings Inc., Federal-Mogul Global Inc., Federal-Mogul U.K. Holdings Inc., Carter Automotive Company, Federal Mogul Venture Corporation, Federal-Mogul World Wide, Inc., Federal-Mogul Global Properties, Inc., Felt Products Mfg. Co., Fel-Pro Management Co. and Fel-Pro Chemical Products, L.P. The first three named Guarantors are holding companies whose sole assets are stock of subsidiaries or intercompany debt. The net book value of each of the other Guarantors is less than $10 million per Guarantor, except for Fel-Pro Chemical Products, L.P., which had a net book value of approximately $40 million at March 31, 1998 and is in the process of being sold. The Guarantees are thus not expected to be of significant value to the holders of the Debt Securities, and Federal-Mogul does not believe that separate financial information or other information in respect of the Guarantors would be material to purchasers of Debt Securities. Each Prospectus Supplement will specify which of these entities will provide guarantees in connection with any series of notes. Each such Prospectus Supplement will also describe any provisions regarding release or addition of guarantors of obligations under such Debt Securities.

PAYMENT, REGISTRATION, TRANSFER AND EXCHANGE

  Unless otherwise provided in the applicable Prospectus Supplement, payments in respect of the Debt Securities will be made in the designated currency at the office or agency of Federal-Mogul maintained for that purpose as Federal-Mogul may designate from time to time, except that, at the option of Federal-Mogul, interest payments, if any, on Debt Securities in registered form may be made (i) by check mailed to the address of the person entitled thereto as specified in the Register or (ii) at Federal-Mogul's expense, by wire transfer to an account maintained by the person entitled thereto as specified in the Register. (Sections 3.7(a) and 9.2.) Unless otherwise indicated in the applicable Prospectus Supplement, payment of any installment of interest on Debt Securities in registered form will be made to the person in whose name such Debt Security is registered at the close of business on the regular record date for such interest. (Section 3.7(a).)

  Payment in respect of Debt Securities in bearer form will be made in the currency and in the manner designated in the Prospectus Supplement, subject to any applicable laws and regulations, at such paying agencies outside the United States as Federal-Mogul may appoint from time to time. The paying agents outside the United States initially appointed by Federal-Mogul for a series of Debt Securities will be named in the Prospectus Supplement. Federal-Mogul may at any time designate additional paying agents or rescind the designation of any paying agents, except that, if Debt Securities of a series are issuable as Registered Securities, Federal-Mogul will be required to maintain at least one paying agent in each Place of Payment for such series and, if Debt Securities of a series are issuable as Bearer Securities, Federal-Mogul will be required to maintain a paying agent in a Place of Payment outside the United States where Debt Securities of such series and any coupons appertaining thereto may be presented and surrendered for payment. (Section 9.2.)

  Unless otherwise provided in the applicable Prospectus Supplement, Debt Securities in registered form will be transferable or exchangeable at the agency of Federal-Mogul maintained for such purpose as designated by Federal-Mogul from time to time. (Sections 3.5 and 9.2.) Debt Securities may be transferred or exchanged without service charge, other than any tax or other governmental charge imposed in connection therewith. (Section 3.5.)

GLOBAL DEBT SECURITIES

  Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities of a series may be issued in whole or in part in the form of one or more fully registered global securities (a "Registered Global Security") that will be deposited with a depositary (the "Depositary") or with a nominee for the Depositary identified in the applicable Prospectus Supplement. In such a case, one or more Registered Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding Debt Securities of the series to be represented by such Registered Global Security or Securities. (Section 3.3.) Unless and until it is exchanged in whole or in part for Debt Securities in definitive certificated form, a Registered Global Security may not be transferred except as a whole by the Depositary for such Registered Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor Depositary for such series or a nominee of such successor Depositary and except in the circumstances described in the applicable Prospectus Supplement. (Section 3.5.)

  The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Registered Global Security will be described in the applicable Prospectus Supplement. Unless otherwise specified in the applicable Prospectus Supplement, Federal-Mogul expects that the following provisions will apply to such depositary arrangements.

  Ownership of beneficial interests in a Registered Global Security will be limited to participants or persons that may hold interests through participants (as such term is defined below). Upon the issuance of any Registered Global Security, and the deposit of such Registered Global Security with or on behalf of the Depositary for such Registered Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Registered Global Security to the accounts of institutions ("participants") that have accounts with the Depositary or its nominee. The accounts to be credited will be designated by the underwriters or agents engaging in the distribution of such Debt Securities or by Federal-Mogul, if such Debt Securities are offered and sold directly by Federal-Mogul. Ownership of beneficial interests by participants in such Registered Global Security will be shown on, and the transfer of such beneficial interests will be effected only through, records maintained by the Depositary for such Registered Global Security or by its nominee. Ownership of beneficial interests in such Registered Global Security by persons that hold through participants will be shown on, and the transfer of such beneficial interests within such participants will be effected only through, records maintained by such participants. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. The foregoing limitations and such laws may impair the ability to transfer beneficial interests in such Registered Global Security.

  So long as the Depositary for a Registered Global Security, or its nominee, is the registered owner of such Registered Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Registered Global Security for all purposes under the applicable Indenture. Unless otherwise specified in the applicable Prospectus Supplement and except as specified below, owners of beneficial interests in such Registered Global Security will not be entitled to have Debt Securities of the series represented by such Registered Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in certificated form and will not be considered the holders thereof for any purposes under the relevant Indenture. (Section 3.8.) Accordingly, each person owning a beneficial interest in such Registered Global Security must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the relevant Indenture. The Depositary may grant proxies and otherwise authorize participants to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a holder is entitled to give or take under the relevant Indenture. Federal-Mogul understands that, under existing industry practices, if Federal-Mogul requests any action of holders or if any owner of a beneficial interest in such Registered Global Security desires to give any notice or take any action which a holder is entitled to give or take under the relevant Indenture, the Depositary would authorize the participants to give such notice or take such action, and such participants would authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

  Unless otherwise specified in the applicable Prospectus Supplement, payments with respect to principal, premium, if any, and interest, if any, on Debt Securities represented by a Registered Global Security registered in the name of a Depositary or its nominee will be made to such Depositary or its nominee, as the case may be, as the registered owner of such Registered Global Security. (Section 3.8.)

  Federal-Mogul expects that the Depositary for any Debt Securities represented by a Registered Global Security, upon receipt of any payment of principal, premium or interest, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Registered Global Security as shown on the records of such Depositary. Federal-Mogul also expects that payments by participants to owners of beneficial interests in such Registered Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with the securities held for the accounts of customers registered in "street names," and will be the responsibility of such participants. None of Federal-Mogul, the respective Trustees or any agent of Federal-Mogul or the respective Trustees shall have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of a Registered Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. (Section 3.8.)

  Unless otherwise specified in the applicable Prospectus Supplement, if the Depositary for any Debt Securities represented by a Registered Global Security is at any time unwilling or unable to continue as Depositary or ceases to be a clearing agency registered under the Exchange Act and any other applicable statute or regulation and a duly registered successor Depositary is not appointed by Federal-Mogul within 90 days, Federal-Mogul will issue such Debt Securities in definitive certificated form in exchange for such Registered Global Security. In addition, Federal-Mogul may at any time in its sole discretion determine not to have any of the Debt Securities of a series represented by one or more Registered Global Securities and, in such event, will issue Debt Securities of such series in definitive certificated form in exchange for all of the Registered Global Security or Securities representing such Debt Securities. (Section 3.5.)

  The Debt Securities of a series may also be issued in whole or in part in the form of one or more bearer global securities (a "Bearer Global Security") that will be deposited with a depositary, or with a nominee for such depositary, identified in the applicable Prospectus Supplement. Any such Bearer Global Security may be issued in temporary or permanent form. (Section 3.4.) The specific terms and procedures, including the specific terms of the depositary arrangement, with respect to any portion of a series of Debt Securities to be represented by one or more Bearer Global Securities will be described in the applicable Prospectus Supplement.

CONSOLIDATION, MERGER OR SALE BY FEDERAL-MOGUL

  Unless otherwise specified in the applicable Prospectus Supplement, Federal-Mogul shall not consolidate with or merge into any other corporation or transfer or lease all or substantially all of its assets, unless: (i) the corporation formed by such consolidation or into which Federal-Mogul is merged or the corporation which acquires its assets is organized in the United States; (ii) the corporation formed by such consolidation or into which Federal-Mogul is merged or which acquires Federal-Mogul's assets expressly assumes all of the obligations of Federal-Mogul under each Indenture; (iii) immediately after giving effect to such transaction, no Default (as hereinafter defined) or Event of Default exists; and (iv) if, as a result of such transaction, properties or assets of Federal-Mogul would become subject to an encumbrance which would not be permitted by the terms of any series of Debt Securities, Federal-Mogul or the successor corporation, as the case may be, shall take such steps as are necessary to secure such Debt Securities equally and ratably with all indebtedness secured thereunder. Upon any such consolidation, merger or sale, the successor corporation formed by such consolidation, or into which Federal-Mogul is merged or to which such sale is made, shall succeed to, and be substituted for Federal-Mogul under each Indenture. (Section 7.1.)

EVENTS OF DEFAULT, NOTICE AND CERTAIN RIGHTS ON DEFAULT

  Each Indenture provides that, if an Event of Default specified therein occurs with respect to the Debt Securities of any series and is continuing, the Trustee for such series or the holders of at least 25% in aggregate principal amount of all of the outstanding Debt Securities of that series, by written notice to Federal-Mogul (and to the Trustee for such series, if notice is given by such holders of Debt Securities), may declare the principal of (or, if the Debt Securities of that series are Original Issue Discount Securities or Indexed Securities, such portion of the original principal amount specified in the Prospectus Supplement) and accrued interest, if any, on all the Debt Securities of that series to be due and payable (provided, with respect to any Debt Securities issued under the Subordinated Indenture, that the payment of principal, premium, if any, and interest, if any, on such Debt Securities shall remain subordinated to the extent provided in Article 12 of the Subordinated Indenture). (Section 5.2.)

  Unless otherwise specified in the applicable Prospectus Supplement, Events of Default with respect to Debt Securities of any series are defined in each Indenture as being: (a) default for 30 days in payment of any interest on any Debt Security of that series or any coupon appertaining thereto or any additional amount payable with respect to Debt Securities of such series as specified in the applicable Prospectus Supplement when due and payable; (b) default in payment of principal, or premium, if any, at maturity or on redemption or otherwise, or in the making of a mandatory sinking fund payment of any Debt Securities of that series when due; (c) default for 60 days after notice to Federal-Mogul by the Trustee for such series, or to Federal-Mogul and the Trustee for such series by the holders of at least 25% in aggregate principal amount of the Debt Securities of such series then outstanding, in the performance of any covenant with respect to the Debt Securities of that series; (d) with respect to the Senior Indenture, default with respect to other indebtedness of Federal-Mogul for borrowed money in an aggregate principal amount of at least $25 million, which default shall constitute a failure to pay any portion of the principal when due and payable after the expiration of an applicable grace period with respect thereto or shall result in an acceleration thereof and such acceleration is not rescinded or annulled or such debt shall not be paid in full within 30 days after the written notice thereof to Federal-Mogul by the Trustee or to Federal-Mogul and the Trustee by the holders of 25% in aggregate principal amount of the Debt Securities of such series then outstanding, provided that such Event of Default will be remedied, cured or waived if such default under such other agreement is remedied, cured or waived; and (e) certain events of bankruptcy, insolvency or reorganization of Federal-Mogul. (Section 5.1.) The definition of "Event of Default" in each Indenture specifically excludes a default under a secured debt under which the obligee has recourse (exclusive of recourse for ancillary matters such as environmental indemnities, misapplication of funds, costs of enforcement, etc.) only to the collateral pledged for repayment, and where the fair market value of such collateral does not exceed two percent of Total Assets (as defined in the Indenture) at the time of the default. Events of Default with respect to a specified series of Debt Securities may be added to the Indenture and, if so added, will be described in the applicable Prospectus Supplement. (Sections 3.1 and 5.1(7).)

  Each Indenture provides that the Trustee will, if it is known to a Responsible Officer of the Trustee, within 90 days after the occurrence of a Default with respect to the Debt Securities of any series, give to the holders of the Debt Securities of that series notice of all Defaults known to it unless such Default shall have been cured or waived; provided, that except in the case of a Default in payment on the Debt Securities of that series, the Trustee may withhold the notice if and so long as the board of directors, the executive committee or a committee of its Responsible Officers in good faith determines that withholding such notice is in the interests of the holders of the Debt Securities of that series. (Section 6.6.) "Default" means any event which is, or after notice or passage of time or both, would be, an Event of Default. (Section 1.1.)

  Each Indenture provides that the holders of a majority in aggregate principal amount of the Debt Securities of each series affected (with each such series voting as a class) may, subject to certain limited conditions, direct the time, method and place of conducting any proceeding for any remedy available to the Trustee for such series, or exercising any trust or power conferred on such Trustee. (Section 5.8.)

  Each Indenture includes a covenant that Federal-Mogul will file annually with the Trustee a certificate as to Federal-Mogul's compliance with all conditions and covenants of such Indenture. (Section 9.6.)

  The holders of a majority in aggregate principal amount of any series of Debt Securities then outstanding by notice to the Trustee for such series may waive, on behalf of the holders of all Debt Securities of such series, any past Default or Event of Default with respect to that series and its consequences except a Default or Event of Default in the payment of the principal of, premium, if any, or interest, if any, on any Debt Security of such series, or except in respect of an Event of Default resulting from the breach of a covenant or provision of either Indenture which, pursuant to the applicable Indenture, cannot be amended or modified without the consent of the holders of each outstanding Debt Security of such series affected. (Section 5.7.)

OPTION TO DEFER INTEREST PAYMENTS

  If provided in the applicable Prospectus Supplement, Federal-Mogul shall have the right at any time and from time to time during the term of the series of Debt Securities to defer the payment of interest for such number of consecutive interest payment periods as may be specified in the applicable Prospectus Supplement (each, an "Extension Period"), subject to the terms, conditions and covenants, if any, specified in such Prospectus Supplement, provided that such Extension Period may not extend beyond the stated maturity of the Debt Securities. Certain material United States Federal income tax consequences and special considerations applicable to any such Debt Securities will be described in the applicable Prospectus Supplement.

  Unless otherwise specified in the applicable Prospectus Supplement, at the end of such Extension Period, Federal-Mogul shall pay all interest then accrued and unpaid together with interest thereon compounded semiannually at the rate specified for the Debt Securities to the extent permitted by applicable law ("Compound Interest"); provided, that during any such Extension Period, (a) Federal-Mogul shall not declare or pay dividends on, make distributions with respect to, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its capital stock (other than (i) purchases or acquisitions of capital stock of Federal-Mogul in connection with the satisfaction by Federal-Mogul of its obligations under any employee or agent benefit plans or the satisfaction by Federal-Mogul of its obligations pursuant to any contract or security outstanding on the date of such event requiring Federal-Mogul to purchase capital stock of Federal-Mogul, (ii) as a result of a reclassification of Federal-Mogul's capital stock or the exchange or conversion of one class or series of Federal-Mogul's capital stock for another class or series of Federal-Mogul's capital stock, (iii) the purchase of fractional interests in shares of Federal-Mogul's capital stock pursuant to the conversion of exchange provisions of such capital stock or the security being conversed or exchanged, (iv) dividends or distributions in capital stock of Federal-Mogul (or rights to acquire capital stock) or repurchases or redemptions of capital stock solely from the issuance or exchange of capital stock or (v) redemptions or repurchases of any rights outstanding under a shareholder rights plan), (b) Federal-Mogul shall not make any payment of interest, principal or premium, if any, on or repay, repurchase or redeem any debt securities issued by Federal-Mogul that rank junior to the Debt Securities, and (c) Federal-Mogul shall not make any guarantee payments with respect to the foregoing. Prior to the termination of any such Extension Period, Federal-Mogul may further defer payments of interest by extending the interest payment period; provided, however, that, such Extension Period, including all such previous and further extensions, may not extend beyond the maturity of the Debt Securities. Upon the termination of any Extension Period and the payment of all amounts then due, Federal-Mogul may commence a new Extension Period, subject to the terms set forth in this section. No interest during an Extension Period, except at the end thereof, shall be due and payable, but Federal-Mogul may prepay at any time all or any portion of the interest accrued during an Extension Period. Federal-Mogul has no present intention of exercising its right to defer payments of interest by extending the interest payment period on the Debt Securities. Federal-Mogul shall give the holders of the Debt Securities notice of its selection of such Extension Period ten Business Days prior to the earlier of (i) the Interest Payment Date or (ii) the date upon which Federal-Mogul is required to give notice to the New York Stock Exchange (or other applicable self-regulatory organization) or to holders of the Debt Securities of the record or payment date of such related interest payment.

MODIFICATION OF THE INDENTURES

  Unless otherwise specified in the applicable Prospectus Supplement, each Indenture contains provisions permitting Federal-Mogul and the Trustee to enter into one or more supplemental indentures without the consent of the holders of any of the Debt Securities in order (i) to evidence the succession of another corporation to Federal-Mogul and the assumption of the covenants and obligations of Federal-Mogul by a successor to Federal-Mogul; (ii) to add to the covenants of Federal-Mogul or to surrender any right or power of Federal-Mogul; (iii) to add additional Events of Default with respect to any series of Debt Securities; (iv) to add or change any provisions to such extent as necessary to facilitate the issuance of Debt Securities in bearer form or to facilitate the issuance of Debt Securities in global form; (v) to add, change or eliminate any provision affecting only Debt Securities not yet issued; (vi) to secure the Debt Securities; (vii) to establish the form or terms of Debt Securities; (viii) to evidence and provide for successor Trustees; (ix) if allowed without penalty under applicable laws and regulations, to permit payment in respect of Debt Securities in bearer form in the United States; (x) to correct any defect or supplement any inconsistent provisions or to make any other provisions with respect to matters or questions arising under such Indenture, provided that such action does not adversely affect the interests of the holders of Debt Securities of any series; or (xi) to cure any ambiguity or correct any mistake. The Subordinated Indenture also permits Federal-Mogul and the Trustee thereunder to enter into such supplemental indentures to modify the subordination provisions contained in the Subordinated Debenture except in a manner adverse to any outstanding Debt Securities. (Section 8.1.)

  Unless otherwise specified in the applicable Prospectus Supplement, each Indenture also contains provisions permitting Federal-Mogul and the Trustee, with the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities affected by such supplemental indenture (with the Debt Securities of each series voting as a class), to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of such Indenture or any supplemental indenture or modifying the rights of the holders of Debt Securities of such series, except that, without the consent of the holder of each Debt Security so affected, no such supplemental indenture may: (i) change the time for payment of principal or premium, if any, or interest, if any, on any Debt Security; (ii) reduce the principal of, or the rate of interest, or premium, if any, on any Debt Security, or change the manner in which the amount of any of the foregoing is determined; (iii) reduce the amount of premium, if any, payable upon the redemption of any Debt Security; (iv) reduce the amount of principal payable upon acceleration of the maturity of any Original Issue Discount Security or Indexed Security; (v) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security; (vi) reduce the percentage in principal amount of the outstanding Debt Securities affected thereby, the consent of whose holders is required for modification or amendment of such Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; (viii) change the obligation of Federal-Mogul to maintain an office or agency in the places and for the purposes specified in such Indenture; (ix) modify the provisions relating to the subordination of outstanding Debt Securities of any series in a manner adverse to the holders thereof; or (x) modify the provisions relating to waiver of certain defaults or any of the foregoing provisions. (Section 8.2.)

SUBORDINATION UNDER THE SUBORDINATED INDENTURE

  The Subordinated Indenture provides that any Subordinated Debt Securities issued thereunder are subordinate and junior in right of payment to all Senior Indebtedness to the extent provided in the Subordinated Indenture. (Section
12.1 of the Subordinated Indenture.) The Subordinated Indenture defines the term "Senior Indebtedness" as: (i) all indebtedness of Federal-Mogul, whether outstanding on the date of the Subordinated Indenture or thereafter created, incurred or assumed, that is for money borrowed, or evidenced by a note or similar instrument given in connection with the acquisition of any business, properties or assets, including securities; (ii) any indebtedness of others of the kinds described in the preceding clause (i) for the payment of which Federal-Mogul is responsible or liable as guarantor or otherwise; and (iii) amendments, renewals, extensions and refundings of any such indebtedness. The Senior Indebtedness shall continue to be Senior Indebtedness and entitled to the benefits of the subordination provisions irrespective of any amendment, modification or waiver of any term of the Senior Indebtedness or extension or renewal of the Senior Indebtedness. Senior Indebtedness does not include (A) any indebtedness of Federal-Mogul to any of its subsidiaries, (B) indebtedness incurred for the purchase of goods or materials or for services obtained in the ordinary course of business, and (C) any indebtedness which by its terms is expressly made pari passu with or subordinated to the Subordinated Debt Securities. (Section 12.2 of the Subordinated Indenture.)

  If (i) Federal-Mogul defaults in the payment of any principal, or premium, if any, or interest, if any, on any Senior Indebtedness when the same becomes due and payable, whether at maturity or at a date fixed for prepayment or declaration or otherwise or (ii) an event of default occurs with respect to any Senior Indebtedness permitting the holders thereof to accelerate the maturity thereof and written notice of such event of default (requesting that payments on Subordinated Debt Securities cease) is given to Federal-Mogul by the holders of Senior Indebtedness, then unless and until such default in payment or event of default shall have been cured or waived or shall have ceased to exist, no direct or indirect payment (in cash, property or securities, by set-off or otherwise) shall be made or agreed to be made on account of the Subordinated Debt Securities or interest thereon or in respect of any repayment, redemption, retirement, purchase or other acquisition of Subordinated Debt Securities. (Section 12.4 of the Subordinated Indenture.)

  In the event of (i) any insolvency, bankruptcy, receivership, liquidation, reorganization, readjustment, composition or other similar proceeding relating to Federal-Mogul, its creditors or its property, (ii) any proceeding for the liquidation, dissolution or other winding-up of Federal-Mogul, voluntary or involuntary, whether or not involving insolvency or bankruptcy proceedings,
(iii) any assignment by Federal-Mogul for the benefit of creditors, or (iv) any other marshalling of the assets of Federal-Mogul, all Senior Indebtedness (including, without limitation, interest accruing after the commencement of any such proceeding, assignment or marshalling of assets) shall first be paid in full before any payment or distribution, whether in cash, securities or other property, shall be made by Federal-Mogul on account of Subordinated Debt Securities. In any such event, any payment or distribution, whether in cash, securities or other property (other than securities of Federal-Mogul or any other corporation provided for by a plan of reorganization or readjustment, the payment of which is subordinate, at least to the extent provided in the subordination provisions of the Subordinated Indenture with respect to the indebtedness evidenced by Subordinated Debt Securities, to the payment of all Senior Indebtedness at the time outstanding and to any securities issued in respect thereof under any such plan of reorganization or readjustment), which would otherwise (but for the subordination provisions) be payable or deliverable in respect of Subordinated Debt Securities (including any such payment or distribution which may be payable or deliverable by reason of the payment of any other indebtedness of Federal-Mogul being subordinated to the payment of Subordinated Debt Securities) shall be paid or delivered directly to the holders of Senior Indebtedness, or to their representative or trustee, in accordance with the priorities then existing among such holders until all Senior Indebtedness shall have been paid in full. (Section 12.3 of the Subordinated Indenture.) No present or future holder of any Senior Indebtedness shall be prejudiced in the right to enforce subordination of the indebtedness evidenced by Subordinated Debt Securities by any act or failure to act on the part of Federal-Mogul. (Section 12.9 of the Subordinated Indenture.)

  Senior Indebtedness shall not be deemed to have been paid in full unless the holders thereof shall have received cash, securities or other property equal to the amount of such Senior Indebtedness then outstanding. After all Senior Indebtedness has been paid in full and until the Subordinated Debt Securities are paid in full, the holders of Subordinated Debt Securities shall be subrogated to the rights of the holders of Senior Indebtedness to receive distributions applicable to the Senior Indebtedness to the extent that distributions otherwise payable to the holders of Subordinated Debt Securities have been applied to the payment of Senior Indebtedness, and such payments or distributions received by any holder of Subordinated Debt Securities, by reason of such subrogation, of cash, securities or other property which otherwise would be paid or distributed to the holders of Senior Indebtedness, shall, as between Federal-Mogul and its creditors other than the holders of Senior Indebtedness, on the one hand, and the holders of Subordinated Debt Securities, on the other, be deemed to be a payment by Federal-Mogul on account of Senior Indebtedness, and not on account of Subordinated Debt Securities. (Section 12.7 of the Subordinated Indenture.)

  The Subordinated Indenture provides that the foregoing subordination provisions, insofar as they relate to any particular issue of Subordinated Debt Securities, may be changed prior to such issuance. Any such change would be described in the applicable Prospectus Supplement relating to such Subordinated Debt Securities.

DEFEASANCE AND COVENANT DEFEASANCE

  If indicated in the applicable Prospectus Supplement, Federal-Mogul may elect either (i) to defease and be discharged from any and all obligations with respect to the Debt Securities of or within any series (except as otherwise provided in the relevant Indenture) ("defeasance") or (ii) to be released from its obligations with respect to certain covenants applicable to the Debt Securities of or within any series ("covenant defeasance"), upon the deposit with the relevant Trustee (or other qualifying trustee), in trust for such purpose, of money and/or Government Obligations which through the payment of principal and interest in accordance with their terms will provide money in an amount sufficient, without reinvestment, to pay the principal of and any premium or interest on such Debt Securities to Maturity or redemption, as the case may be, and any mandatory sinking fund or analogous payments thereon. As a condition to defeasance or covenant defeasance, Federal-Mogul must deliver to the Trustee an Opinion of Counsel to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for United States Federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to United States Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred. Such Opinion of Counsel, in the case of defeasance under clause (i) above, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable Federal income tax law occurring after the date of the relevant Indenture. (Article 4.) If indicated in the applicable Prospectus Supplement, in addition to obligations of the United States or an agency or instrumentality thereof, Government Obligations may include obligations of the government or an agency or instrumentality of the government issuing the currency or currency unit in which Debt Securities of such series are payable. (Section 3.1.)

  In addition, with respect to the Subordinated Indenture, in order to be discharged, no event or condition shall exist that, pursuant to certain provisions described under "--Subordination under the Subordinated

Indenture" above, would prevent Federal-Mogul from making payments of principal of (and premium, if any) and interest, if any, on Subordinated Debt Securities at the date of the irrevocable deposit referred to above. (Section 4.6(i) of the Subordinated Indenture.)

  Federal-Mogul may exercise its defeasance option with respect to such Debt Securities notwithstanding its prior exercise of its covenant defeasance option. If Federal-Mogul exercises its defeasance option, payment of such Debt Securities may not be accelerated because of an Event of Default. (Section 4.4.) If Federal-Mogul exercises its covenant defeasance option, payment of such Debt Securities may not be accelerated by reason of a Default or an Event of Default with respect to the covenants to which such covenant defeasance is applicable. However, if such acceleration were to occur by reason of another Event of Default, the realizable value at the acceleration date of the money and Government Obligations in the defeasance trust could be less than the principal and interest then due on such Debt Securities, in that the required deposit in the defeasance trust is based upon scheduled cash flow rather than market value, which will vary depending upon interest rates and other factors.

THE TRUSTEES

  Unless otherwise specified in the applicable Prospectus Supplement, The Bank of New York will be the Trustee under the Senior Indenture and under the Subordinated Indenture. Federal-Mogul may also maintain banking and other commercial relationships with each of the Trustees and their affiliates in the ordinary course of business.

                DESCRIPTION OF PREFERRED STOCK AND COMMON STOCK

  In general, the classes of authorized capital stock are afforded preferences with respect to dividends and liquidation rights in the order listed above. The Board of Directors of Federal-Mogul is empowered, without approval of the shareholders, to cause the Preferred Stock to be issued in one or more series, with the numbers of shares of each series and the rights, preferences and limitations of each series to be determined by it including, without limitation, the dividend rights, conversion rights, redemption rights and liquidation preferences, if any, of any wholly unissued series of Preferred Stock (or of the entire class of Preferred Stock if none of such shares have been issued), the number of shares constituting each such series and the terms and conditions of the issue thereof. The descriptions set forth below do not purport to be complete and are qualified in their entirety by reference to the Restated Articles of Incorporation.

  The Prospectus Supplement relating to an offering of Common Stock will describe terms relevant thereto, including the number of shares offered, the initial offering price, market price and dividend information.

PREFERRED STOCK

  The applicable Prospectus Supplement will describe the following terms of any Preferred Stock in respect of which this Prospectus is being delivered (to the extent applicable to such Preferred Stock): (i) the specific designation, number of shares, seniority and purchase price; (ii) any liquidation preference per share; (iii) any date of maturity; (iv) any redemption, repayment or sinking fund provisions; (v) any dividend rate or rates (which may be fixed or variable) and the dates on which any such dividends will be payable and the dates from which such dividends shall accrue (or the method by which such rates or dates will be determined); (vi) any voting rights; (vii) if other than the currency of the United States of America, the currency or currencies, including composite currencies, in which such Preferred Stock is denominated and/or in which payments will or may be payable; (viii) the method by which amounts in respect of such Preferred Stock may be calculated and any commodities, currencies or indices, or value, rate or price, relevant to such calculation; (ix) whether the Preferred Stock is convertible or exchangeable and, if so, the securities or rights into which such Preferred Stock is convertible or exchangeable (which may include other Preferred Stock, Debt Securities, Common Stock or other securities or rights of Federal-Mogul (including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies or indices) or a combination of the foregoing), and the terms and conditions upon which such conversions or exchanges will be effected, including the initial conversion or exchange prices or rates, the conversion or exchange period and any other related provisions; (x) the place or places where dividends and other payments on the Preferred Stock will be payable; and (xi) any additional dividend, liquidation, redemption and other rights, preferences, privileges, limitations and restrictions.

  All shares of Preferred Stock offered hereby, or issuable upon conversion, exchange or exercise of Securities, will, when issued, be fully paid and non-assessable.

COMMON STOCK

  The holders of Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Holders of Common Stock are entitled to receive, upon any liquidation of Federal-Mogul, all remaining assets available for distribution to shareholders after satisfaction of Federal-Mogul's liabilities and the preferential rights of any preferred stock that may then be issued and outstanding. All shares of Common Stock offered hereby, or issuable upon conversion, exchange or exercise of Securities, will, when issued, be fully paid and non-assessable. The Common Stock is listed on the NYSE. The holders of Common Stock have no preemptive, conversion or redemption rights. The registrar and transfer agent for the Common Stock is The Bank of New York.

CERTAIN PROVISIONS

  The Restated Articles of Incorporation and Bylaws of Federal-Mogul and the Rights Agreement contain provisions, summarized below, that could have the effect of delaying, deterring or preventing a change of control of Federal-Mogul. This summary does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Restated Articles of Incorporation and Bylaws and the Rights Agreement.

 Federal-Mogul's Articles of Incorporation

  Federal-Mogul's Restated Articles of Incorporation provide that the approval of a business combination (as hereinafter defined) requires (in addition to any other vote that may be required) the affirmative vote of at least a majority of the outstanding shares of preferred stock entitled to vote thereon and Common Stock, voting as a single class. In addition, (a) where the Restated Articles of Incorporation require the approval of the holder of the preferred stock or one or more series thereof considered as a separate class, such business combination shall also require the affirmative vote of at least a majority of the outstanding shares of the preferred stock of such series thereof considered as a separate class that are not owned by an Interested Shareholder (as hereinafter defined) and (b) where applicable law requires that a transaction be approved by any class or series of Federal-Mogul's stock or any combination thereof considered as a single class, such transaction shall also require the affirmative vote of at least a majority of the shares of each such class or series or combination considered as a single class that are not owned by the Interested Shareholder.

  The voting requirements set forth in the previous paragraph shall not apply to any business combination if (a) Federal-Mogul's Board of Directors includes at least one member who was a duly elected and acting member of the Board of Directors (each being a "Disinterested Director") prior to the time the Interested Shareholder involved became an Interested Shareholder and such business combination has been approved by a majority of the Disinterested Directors and by a majority of the entire Board of Directors, (b) the aggregate amount of the cash and the fair market value of consideration other than cash to be received per share by holders of Common Stock in such business combination shall be at least equal to the Specified Price (as hereinafter defined) or (c) such business combination has been unanimously approved by the Board of Directors and the Board has, in the faithful exercise of its fiduciary duties to the holders of Common Stock, unanimously and expressly determined that the aggregate amount of the cash and the fair market value of the consideration other than cash to be received per share by holders of Common Stock in such business combination, although less than the Specified Price, is nonetheless fair to all holders of Common Stock.

  As used above:

    "business combination" means (a) any merger or consolidation of Federal-Mogul and any subsidiary with or into any Interested Shareholder or any corporation which after such merger or consolidation would be an affiliate of an Interested Shareholder, (b) any sale lease exchange, mortgage, pledge, transfer or other disposition to any Interested Shareholder or its affiliate of assets of Federal-Mogul or any subsidiary having a fair market value of $1 million or more (except in the ordinary course of business and on an arm's-length basis), (c) the issuance or transfer by Federal-Mogul or any subsidiary (in one transaction or a series of related transactions) of any securities of Federal-Mogul or a subsidiary to any Interested Shareholder or its affiliate for cash, securities or property having a fair market value of $1 million or more, (d) the adoption of any plan or proposal for the liquidation or dissolution of Federal-Mogul as a result of which any Interested Shareholder or its affiliate would receive any assets of Federal-Mogul other than cash or (e) any reclassification of securities (including any reverse stock split) or recapitalization of Federal-Mogul or merger or consolidation of Federal-Mogul with any subsidiary or any similar transaction (whether or not with an Interested Shareholder) which has the effect, directly or indirectly, of increasing the proportion of outstanding shares of any equity security of Federal-Mogul or a subsidiary directly owned by an Interested Shareholder or its affiliate.

    "Interested Shareholder" means a person who on the record date for determining the shareholders entitled to vote on a business combination is
  (a) the beneficial owner of 10% or more of the outstanding shares of Common Stock, (b) an affiliate of Federal-Mogul and within two years prior to such record date beneficially owned 10% or more of the then outstanding shares of Common Stock or (c) an assignee or other successor to any shares of capital stock of Federal-Mogul which were within two years prior thereto beneficially owned by an Interested Shareholder and such assignment or succession shall have occurred in one or more transactions not involving a public offering.

    "Specified Price" means the highest of (a) the highest per share price paid or agreed to be paid by such Interested Shareholder to acquire beneficial ownership of any shares of Common Stock within the two-year period prior to the consummation of the business combination; (b) the per share book value of the Common Stock at the end of the fiscal month immediately preceding the consummation of such business combination; and
  (c) if the Common Stock of the Interested Shareholder is publicly traded, the price per share equal to the earnings per share of Common Stock for the four full consecutive fiscal quarters immediately preceding the record date for solicitation of votes on such business combination (or, if votes are not solicited on such business combination, immediately preceding the consummation of such business combination) multiplied by the ratio (if any) of the highest published sale price of the Interested Shareholder's common stock during its four fiscal quarters immediately preceding such date, to the earnings per share of common stock of the Interested Shareholder for such four fiscal quarters.

 Federal-Mogul's Bylaws

  Federal-Mogul's Bylaws contain provisions that govern nominations of directors by shareholders and presentation of business by shareholders for consideration at the annual meeting of shareholders. Generally, a shareholder must give notice of such nomination or business within 60 to 90 days prior to such meeting, giving specified information as to the shareholder and as to the person nominated and the business proposed to be brought before the meeting.

 Preferred Share Purchase Rights

  In 1988, Federal-Mogul's Board of Directors authorized the distribution of one Preferred Share Purchase Right (a "Right") for each outstanding share of Common Stock. Each Right entitles the holder thereof to buy one-half of one one-hundredth of a share of Series B Junior Participating Preferred Stock at a price of $70.00. The Rights are governed by the Rights Agreement.

  As distributed, the Rights trade together with the Common Stock. They may be exercised or traded separately only after the earlier to occur of: (i) 10 days following a public announcement that a person or group of persons has obtained the right to acquire 10% or more of the outstanding Common Stock (20% in the case of certain institutional investors), or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors) following the commencement or announcement of an intent to make a tender offer or exchange offer which would result in beneficial ownership by a person or group of persons of 10% or more of the outstanding Common Stock. If the acquiring person or group of persons acquires 10% or more of the Common Stock, each Right (other than those held by the acquirer) will entitle its holder to purchase, at the Right's exercise price, shares of Common Stock having a market value of twice the Right's exercise price. Additionally, if Federal-Mogul is acquired in a merger or other business combination, each Right (other than those held by the surviving or acquiring company) will entitle its holder to purchase, at the Right's exercise price, shares of the acquiring company's stock (or Common Stock of Federal-Mogul if it is the surviving corporation) having a market value of twice the Right's exercise price.

  Rights may be redeemed at the option of the Board of Directors for $0.005 per Right at any time before a person or group or persons acquires 10% or more of Federal-Mogul's Common Stock. The Board may amend the Rights at any time without shareholder approval. The Rights will expire by their terms on November 14, 1998.

  The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire Federal-Mogul in a manner that causes the Rights to become exercisable. Federal-Mogul believes, however, that the Rights would neither affect any prospective offeror willing to negotiate with the Board of Directors of Federal-Mogul nor interfere with any merger or other business combination approved by the Board of Directors.

                             SELLING SHAREHOLDERS

  The following table sets forth certain information concerning the beneficial ownership of Common Stock held by the Selling Shareholders, as of May 12, 1998. As of such date, none of the Selling Shareholders holds greater than 1% of the shares of the Company's outstanding Common Stock.

                                                                  NUMBER OF
                                                             SHARES BENEFICIALLY
                                                                 OWNED AS OF
                            NAME                               MAY 12, 1998(1)
                            ----                             -------------------
Robert J. Morris Revocable Trust UAD 2/16/83................        69,075
Ellen J. Morris.............................................        97,353
Bruce E. Morris.............................................       113,287
Richard A. Morris Business Trust............................        85,927
Morris 1992 Gift Trust for Ellen UAD 12/10/92...............        16,116
Morris 1992 Gift Trust for Bruce UAD 12/10/92...............        16,116
Morris 1992 Gift Trust for Richard UAD 12/10/92.............        16,116
Robert J. Morris Trust UAD 7/26/65..........................        90,986
Morris Meridian Trust for Ellen UAD 3/1/96..................        41,442
Morris Meridian Trust for Richard UAD 3/1/96................        41,442
Elliot Lehman Trust 5/87....................................        57,930
Frances M. Lehman Trust 5/87................................        99,372
E. Lehman 15 Year Income Trust..............................         3,178
F. Lehman 15 Year Income Trust..............................         4,104
Kenneth A. Lehman 1996 E. Family Trust 6/96.................         3,213
Kenneth A. Lehman 1996 F. Family Trust 6/96.................         3,213
Paul Lehman 1996 E. Family Trust 6/96.......................         3,213
Paul Lehman 1996 F. Family Trust 6/96.......................         3,213
Kay L. Schlozman 1996 E. Family Trust 6/96..................         3,213
Kay L. Schlozman 1996 F. Family Trust 6/96..................         3,213
Kenneth A. Lehman...........................................       106,407
Lucy G. Lehman..............................................        11,405
Paul A. Lehman..............................................        98,514
Kenneth A. Lehman 1992 E Family Trust 12/92.................       121,016
Paul A. Lehman 1992 E Family Trust 12/92....................       121,016
Kay Lehman 1992 E Family Trust 12/92........................       121,016
Ronna Stamm.................................................         5,973
Kay Schlozman Children's Trust 12/82........................         7,690
Schlozman Family Gift Trust 9/85............................        14,456
Kay L. Schlozman 1997 Children's Trust 11/97................         3,845
Daniel A. Schlozman Trust #1 12/81..........................        61,265
Daniel A. Schlozman Trust #2 12/81..........................        61,264
Schlozman 1994 Gift Trust for Julia.........................         5,922
Sylvia M. Radov.............................................       134,413
Lewis C. Weinberg Irrevocable Trust 8/76....................        54,994
DAW Family Trust 9/85.......................................        45,382
Daniel C. Weinberg Revocable Trust 7/97.....................        72,382
Carol Jung..................................................        35,685
Kessler 1996 Gift for David.................................         1,323
Kessler 1996 Gift Trust for Daniel..........................         1,438
DCW Family Trust 9/85.......................................       123,028
Lewis Weinberg Grandchildrens Gift Trust 12/82 Keith........        11,788
Keith A. Kessler............................................        23,921
Lewis Weinberg Grandchildrens Gift Trust 12/82 Arthur.......        11,788

                                                                  NUMBER OF
                                                             SHARES BENEFICIALLY
                                                                 OWNED AS OF
                            NAME                               MAY 12, 1998(1)
                            ----                             -------------------
Arthur J. Kessler...........................................        33,025
Lewis Weinberg Grandchildrens Gift Trust 12/82 Eric.........        11,788
Eric J. Kessler Irrevocable Trust 12/77.....................        33,025
Lewis Weinberg Grandchildrens Gift Trust 12/82 Mindy........        29,872
SMR-DAW Childrens Gift Trust for Mindy 12/82................         6,319
Lewis Weinberg Grandchildrens Gift Trust 12/82 Brian........        29,872
SMR-DAW Childrens Gift Trust for Brian 12/82................         6,319
Sylvia MGP Trust for Daniel 06/96...........................        97,893
Weinberg 1992 Gift Trust for Daniel.........................        41,954
Sylvia 1992 Gift Trust for Barbara..........................       102,185
Sylvia 1992 Gift Trust for David............................       102,185
Sylvia 1992 Gift Trust for Daniel...........................       102,185
LCW-DCW Family Gift Trust 9/85..............................        25,894
SMR-DCW Family Gift Trust 9/85..............................        26,463
Lewis Weinberg Grandchildrens Gift Trust--Zachary...........        20,438
Zachary D. Weinberg Irrevocable Trust 12/81.................         3,144
Abigail Weinberg Trust 2/90.................................        21,825
Abigail Weinberg Annual Gift Trust 12/91....................         1,757
Sylvia MGP Trust for David 6/96.............................        97,893
Sylvia MGP Trust for Barbara 6/96...........................        97,893
H&M Realty Corporation......................................       216,584
McCormick Investments, Inc..................................            81
McCormick Investments, LP...................................         7,926

--------
  (1) Assumes conversion of Series E Stock.

  The Selling Shareholders may from time to time offer and sell pursuant to this Prospectus and a Prospectus Supplement providing therefor, shares of Common Stock held by such Selling Shareholders.

  The shares of Common Stock that may be offered and sold by the Selling Shareholders will be acquired by such Selling Shareholders through conversion of Series E Stock received as part of the consideration received by them in the Federal-Mogul acquisition of Fel-Pro. Pursuant to the Registration Rights Agreement among Federal-Mogul and the Selling Shareholders. Federal-Mogul shall bear all expenses incident to Federal-Mogul's performance of or compliance with the Registration Rights Agreement, except that the Selling Shareholders will pay all underwriting discounts and commissions relating to their shares of Common Stock, brokerage fees, transfer taxes, and the fees and expenses of any counsel, accountants or other representatives retained by the Selling Shareholders, if any. The Selling Shareholders will be indemnified by Federal-Mogul against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith.

                             PLAN OF DISTRIBUTION

  Federal-Mogul may sell any of the Securities being offered hereby in any one or more of the following ways from time to time: (i) through agents; (ii) to or through underwriters; (iii) through dealers; or (iv) directly to purchasers.

  The Prospectus Supplement with respect to the Securities will set forth the terms of the offering of the Securities, including the name or names of any underwriters, dealers or agents; the purchase price of the Securities and the proceeds to Federal-Mogul from such sale; any underwriting discounts and commissions or agency fees and other items constituting underwriters' or agents' compensation; any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers and any securities exchange on which such Securities may be listed. Any initial public offering price, discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

  The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

  Offers to purchase Securities may be solicited by agents designated by Federal-Mogul from time to time. Any such agent involved in the offer or sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by Federal-Mogul to such agent will be set forth, in the applicable Prospectus Supplement. Unless otherwise indicated in such Prospectus Supplement, any such agent will be acting on a reasonable best efforts basis for the period of its appointment. Any such agent may be deemed to be an underwriter, as that term is defined in the Securities Act of 1933, of the Securities so offered and sold.

  If Securities are sold by means of an underwritten offering, Federal-Mogul will execute an underwriting agreement with an underwriter or underwriters at the time an agreement for such sale is reached, and the names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transaction, including commissions, discounts and any other compensation of the underwriters and dealers, if any, will be set forth in the Prospectus Supplement which will be used by the underwriters to make resales of the Securities in respect of which this Prospectus is delivered to the public. If underwriters are utilized in the sale of the Securities in respect of which this Prospectus is delivered, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at fixed public offering prices or at varying prices determined by the underwriter at the time of sale. Securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by the managing underwriters. If any underwriter or underwriters are utilized in the sale of the Securities, unless otherwise indicated in the Prospectus Supplement, the underwriting agreement will provide that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters with respect to a sale of Securities will be obligated to purchase all such Securities of a series if any are purchased.

  If a dealer is utilized in the sales of the Securities in respect of which this Prospectus is delivered, Federal-Mogul will sell such Securities to the dealer as principal. The dealer may then resell such Securities to the public at varying prices to be determined by such dealer at the time of resale. Any such dealer may be deemed to be an underwriter, as such term is defined in the Securities Act, of the Securities so offered and sold. The name of the dealer and the terms of the transaction will be set forth in the Prospectus Supplement relating thereto.

  Offers to purchase Securities may be solicited directly by Federal-Mogul and the sale thereof may be made by Federal-Mogul directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof. The terms of any such sales will be described in the Prospectus Supplement relating thereto.

  Agents, underwriters and dealers may be entitled under relevant agreements to indemnification or contribution by Federal-Mogul against certain liabilities, including liabilities under the Securities Act.

  Agents, underwriters and dealers may be customers of, engage in transactions with, or perform services for, Federal-Mogul and its subsidiaries in the ordinary course of business.

  Securities may also be offered and sold, if so indicated in the applicable Prospectus Supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more firms ("remarketing firms"), acting as principals for their own accounts or as agents for Federal-Mogul. Any remarketing firm will be identified and the terms of its agreement, if any, with its compensation will be described in the applicable Prospectus Supplement. Remarketing firms may be deemed to be underwriters, as such term is defined in the Securities Act, in connection with the Securities remarketed thereby. Remarketing firms may be entitled under agreements which may be entered into with Federal-Mogul to indemnification or contribution by Federal-Mogul against certain civil liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for Federal-Mogul and its subsidiaries in the ordinary course of business.

  If so indicated in the applicable Prospectus Supplement, Federal-Mogul may authorize agents, underwriters or dealers to solicit offers by certain types of institutions to purchase Securities from Federal-Mogul at the public offering prices set forth in the applicable Prospectus Supplement pursuant to delayed delivery contracts ("Contracts") providing for payment and delivery on a specified date or dates in the future. A commission indicated in the applicable Prospectus Supplement will be paid to underwriters, dealers and agents soliciting purchases of Securities pursuant to Contracts accepted by Federal-Mogul.

  The Selling Shareholders have informed the Company that, unless otherwise specified in a Prospectus Supplement, they intend to dispose of their shares of Common Stock offered hereby (the "Shares") through underwriters and that they will execute an underwriting agreement with an underwriter or underwriters at the time an agreement for such sale is reached. The names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transaction, including commissions, discounts and any other compensation of the underwriters and dealers, if any, will be set forth in the Prospectus Supplement which will be used by the underwriters to make resales of the Shares in respect of which this Prospectus is delivered to the public. The Shares will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at fixed public offering prices or at varying prices determined by the underwriter at the time of sale. Shares may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by the managing underwriters. Unless otherwise indicated in the Prospectus Supplement, the underwriting agreement will provide that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters with respect to a sale of Shares will be obligated to purchase all such Shares if any are purchased.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

  Federal-Mogul has filed with the Commission, pursuant to Section 13 of the Exchange Act:

    1. Federal-Mogul's Annual Report on Form 10-K for the year ended December 31, 1997;

    2. Federal-Mogul's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998;

    3. Federal-Mogul's Current Reports on Form 8-K filed on January 13, 1998, March 11, 1998, March 23, 1998, April 7, 1998, April 17, 1998, May 14, 1998
  and June 11, 1998; and

    4. Federal-Mogul's Proxy Statement for the 1998 Annual Shareholders' Meeting, filed on April 21, 1998.

  All documents filed by Federal-Mogul with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference into this Prospectus and made a part hereof from the date of filing of such documents, except that the information required by Item 402 (i), (k) and (l) of Regulation S-K under the Securities Act and included in any such document is not incorporated herein. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or therein or in a subsequently filed document, that also is or is deemed to be incorporated by reference herein or therein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS (NOT INCLUDING EXHIBITS TO SUCH DOCUMENTS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS) ARE AVAILABLE WITHOUT CHARGE UPON WRITTEN OR ORAL REQUEST DIRECTED TO: EDWARD W. GRAY, JR., ESQ., SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY, FEDERAL-MOGUL CORPORATION, 26555 NORTHWESTERN HIGHWAY, SOUTHFIELD, MICHIGAN 48034 (TELEPHONE: (248) 354-7700).

                                 LEGAL MATTERS

  Unless otherwise indicated in the applicable Prospectus Supplement, the validity of Securities being offered hereby will be passed upon for Federal-Mogul by David M. Sherbin, Esq., Associate General Counsel of Federal-Mogul. Mr. Sherbin owns and holds options to purchase approximately 1,550 shares of Common Stock of Federal-Mogul.

                                    EXPERTS

  The consolidated financial statements and schedule of Federal-Mogul as of December 31, 1997 and for each of the three years in the period ended December 31, 1997 incorporated by reference herein have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedule audited by Ernst & Young LLP are incorporated herein by reference in reliance on such reports given upon the authority of such firm as experts in accounting and auditing.

  The consolidated financial statements of T&N as of December 31, 1997 and for each of the three years in the period ended December 31, 1997 incorporated by reference herein have been audited by KPMG Audit Plc, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. Such consolidated financial statements audited by KPMG Audit Plc are incorporated herein by reference in reliance on their report given on their authority as experts in accounting and auditing.

  The financial statements of Fel-Pro as of December 28, 1997 and December 29, 1996 for each of the three years in the period ended December 28, 1997 incorporated by reference herein have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated by reference herein. Such financial statements audited by Ernst & Young LLP are incorporated herein by reference in reliance on such report given upon the authority of such firm as experts in accounting and auditing.

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 No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus Supplement and the Prospectus in connection with the offer contained in this Prospectus Supplement and the Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriters. Neither the delivery of this Prospectus Supplement and the Prospectus, nor any sale made hereunder shall under any circumstances create an implication that there has been no change in the affairs of the Company since the date hereof. This Prospectus Supplement and the Prospectus do not constitute any offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

                               ----------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

Prospectus Summary........................................................   S-3
Risk Factors..............................................................  S-12
Forward-Looking Statements................................................  S-16
Use of Proceeds...........................................................  S-17
Exchange Rates............................................................  S-17
June 1998 Common Stock Offering...........................................  S-17
T&N and Fel-Pro Acquisitions..............................................  S-18
Capitalization............................................................  S-20
Unaudited Pro Forma Financial Data........................................  S-21
Selected Consolidated Financial Data--Federal-Mogul.......................  S-28
Selected Consolidated Financial Data--T&N.................................  S-29
Selected Consolidated Financial Data--Fel-Pro.............................  S-31
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................  S-32
Description of Certain Indebtedness.......................................  S-53
Business..................................................................  S-56
Management................................................................  S-67
Description of the Notes..................................................  S-71
Certain United States Tax Consequences to Non-United States Holders.......  S-81
Underwriting..............................................................  S-83
General Information.......................................................  S-84
Presentation of Financial Information.....................................  S-86
Legal Matters.............................................................  S-86
Experts...................................................................  S-86
                                  PROSPECTUS
Available Information.....................................................     2
The Company...............................................................     3
Ratio Of Earnings To Fixed Charges And Ratio Of Earnings To Combined Fixed
 Charges And Preferred Stock Dividends....................................     4
Use of Proceeds...........................................................     4
Description of Debt Securities............................................     4
Description of Preferred Stock and Common Stock...........................    14
Selling Shareholders......................................................    18
Plan of Distribution......................................................    20
Incorporation of Certain Information by Reference.........................    21
Legal Matters.............................................................    22
Experts...................................................................    22

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                                     LOGO
                                 FEDERAL MOGUL

                                $1,000,000,000

                  $250,000,000 7 1/2% NOTES DUE JULY 1, 2004

                  $400,000,000 7 3/4% NOTES DUE JULY 1, 2006

                  $350,000,000 7 7/8% NOTES DUE JULY 1, 2010


                           ------------------------

                             PROSPECTUS SUPPLEMENT

                           ------------------------

                             CHASE SECURITIES INC.
                           BEAR, STEARNS & CO. INC.
                          CREDIT SUISSE FIRST BOSTON
                              MERRILL LYNCH & CO.
                          MORGAN STANLEY DEAN WITTER
                           BNY CAPITAL MARKETS, INC.
                        BANCAMERICA ROBERTSON STEPHENS
                     CREDIT LYONNAIS SECURITIES (USA) INC.
                      FIRST CHICAGO CAPITAL MARKETS, INC.
                          FIRST UNION CAPITAL MARKETS
                            SCOTIA CAPITAL MARKETS

                              Dated June 25, 1998

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